Form 10-K, Exhibit 13
period 2006-12-31
REGIONS FINANCIAL CORP
filed 2007-03-01
CIK 1281761

EXHIBIT 13

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

GENERAL

The following discussion and financial information is presented to aid in understanding Regions Financial Corporation’s (“Regions” or the “Company”) financial position and results of operations. The emphasis of this discussion will be on the years 2006, 2005 and 2004; in addition, financial information for prior years will also be presented when appropriate. Certain amounts in prior year presentations have been reclassified to conform to the current year presentation.

Regions’ profitability, like that of many other financial institutions, is dependent on its ability to generate revenue from net interest income and non-interest income sources. Net interest income is the difference between the interest income Regions receives on earning assets, such as loans and securities, and the interest expense Regions pays on interest-bearing liabilities, principally deposits and borrowings. Regions’ net interest income is impacted by the size and mix of its balance sheet components and the interest rate spread between interest earned on its assets and interest paid on its liabilities. Non-interest income includes fees from securities brokerage, investment banking and trust activities, service charges on deposit accounts, mortgage origination and servicing, insurance activities, and other customer services which Regions provides. Results of operations are also affected by the provision for loan losses and non-interest expenses such as salaries and employee benefits, occupancy and other operating expenses, including income taxes.

Economic conditions, competition, and the monetary and fiscal policies of the Federal government in general significantly affect financial institutions, including Regions. Lending and deposit activities and fee income generation are influenced by levels of business spending and investment, consumer income, consumer spending and savings, capital market activities, and competition among financial institutions, as well as customer preferences, interest rate conditions, and prevailing market rates on competing products in Regions’ market areas.

Regions’ business strategy has been and continues to be focused on providing a competitive mix of products and services, delivering quality customer service and maintaining a branch distribution network with offices in convenient locations, all with the personal attention and feel of a community bank and with the service and product offerings of a large regional bank.

Acquisitions

The acquisitions of banks and other financial service companies have historically contributed significantly to Regions’ growth. The acquisitions of other financial service companies have also allowed Regions to better diversify its revenue stream and to offer additional products and services to its customers. Regions, from time to time, evaluates potential bank and non-bank acquisition candidates.

On November 4, 2006, Regions merged with AmSouth Bancorporation (“AmSouth”) which was headquartered in Birmingham, Alabama. Regions believes that the merger offers a unique opportunity to enhance its geographic diversity, product offerings and overall level of service. In addition, the merger will create significant operating efficiencies through the elimination of redundant costs and will also generate meaningful excess capital. The combination with AmSouth created a top 10 United States (“U.S.”) bank holding company and added approximately $57.8 billion of assets (including excess purchase price), $34.8 billion of loans, net of unearned income, and $37.6 billion of deposits. This transaction was accounted for as a purchase of AmSouth by Regions and accordingly, financial results for periods prior to November 4, 2006 have not been restated. AmSouth’s assets and liabilities were recorded at estimated fair values and its results of operations were included in Regions’ results beginning in November 2006. Table 1 provides AmSouth’s summary acquired balance sheet. Comparisons with prior periods are significantly impacted by the merger with AmSouth (see Note 2, “Business Combinations” to the consolidated financial statements).

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 1 — ACQUIRED SUMMARY BALANCE SHEET FOR AMSOUTH BANCORPORATION

(In thousands)
ASSETS
Cash and due from banks	$1,149,696
Interest-bearing deposits in other banks	97,762
Federal funds sold and securities purchased under agreements to resell	55,075
Trading account assets	5,651
Securities available for sale	2,333,137
Securities held to maturity	5,034,967
Loans held for sale	305,389
Loans held for sale – divestitures	1,665,641
Loans, net of unearned income	34,793,759
Allowance for loan losses	(335,833)
Premises and equipment, net	1,334,104
Other identifiable intangible assets	704,012
Other assets	4,490,383

$51,633,743

LIABILITIES AND STOCKHOLDERS’ EQUITY
Non-interest-bearing deposits	$7,124,190
Non-interest-bearing deposits – divestitures	565,654
Interest-bearing deposits	27,698,086
Interest-bearing deposits – divestitures	2,168,643
Federal funds purchased and securities sold under agreements to repurchase	3,684,313
Other short-term borrowings	2,211,435
Long-term borrowings	3,802,875
Other liabilities	650,350
Stockholders’ equity	9,942,734

$57,848,280

Excess purchase price	$6,214,537

As a result of the merger with AmSouth, Regions anticipates the realization of approximately $400 million in annual cost savings, reaching this full run rate in the second quarter of 2008. In addition, the Company expects to generate certain revenue synergies, which have not been quantified, but result from improved deposit market share density and leverage of both the Morgan Keegan franchise across the AmSouth footprint and from AmSouth’s de novo branching expertise. As a result of the merger, the Company is required to divest 52 branches with deposits totaling approximately $2.8 billion, which will reduce earnings in future periods. These divestitures are expected to close in the first quarter of 2007.

On July 1, 2004, Regions merged with Union Planters Corporation (“Union Planters”) which was headquartered in Memphis, Tennessee. The combination with Union Planters added approximately $35.7 billion of assets, $22.3 billion of loans and $22.9 billion of deposits. This transaction was accounted for as a purchase of Union Planters by Regions and accordingly, prior period financial statements have not been restated, except certain share and per share amounts related to the exchange of Regions common stock. Union Planters’ results of operations were included in Regions’ results beginning July 1, 2004. Comparisons with periods prior to 2005 are significantly impacted by the merger with Union Planters.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dispositions

On January 19, 2007, Regions signed a definitive agreement to sell its non-prime wholesale mortgage unit, EquiFirst Corporation (“EquiFirst”) to Barclays Bank PLC for an estimated purchase price of $225 million (the final purchase price is contingent on the closing book value of assets and liabilities). Completion of the sale is expected by the end of the first half of 2007, subject to the receipt of the required licenses and applicable regulatory approval. EquiFirst is the 12th largest non-prime wholesale mortgage originator in the U.S., originating loans through more than 9,000 brokers in 47 states.

Business Segments

Regions provides traditional commercial and retail banking services, as well as other financial services in the fields of investment banking, asset management, trust, mutual funds, securities brokerage, mortgage banking, insurance, commercial accounts receivable factoring and other specialty financing. Regions carries out its strategies and derives its profitability from the following business segments:

General Banking/Treasury

Regions’ primary business is providing traditional commercial and retail banking services to customers throughout the South, Midwest and Texas. Regions’ banking subsidiary, Regions Bank, operates as an Alabama state-chartered bank with branch offices in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia. The treasury division includes the Company’s bond portfolio, indirect mortgage lending division and other wholesale activities. In 2006, Regions’ general banking and treasury operations contributed approximately $1.2 billion to consolidated net income.

Mortgage Banking

Regions’ mortgage banking operations, primarily Regions Mortgage and EquiFirst, provide residential mortgage loan origination and servicing activities for customers. Mortgage banking activities decreased consolidated net income in 2006 by approximately $1.7 million. Regions Mortgage serviced approximately $43.0 billion in mortgage loans as of December 31, 2006. Regions Mortgage and EquiFirst originated $5.6 billion and $10.7 billion of mortgage loans, respectively, during 2006.

Brokerage, Investment Banking and Trust

Regions provides brokerage, investment banking and trust services in over 300 offices of Morgan Keegan & Company, Inc. (“Morgan Keegan”), one of the largest investment firms based in the South. Morgan Keegan contributed $151.1 million to consolidated net income in 2006. Its lines of business include private client retail brokerage services, fixed income capital markets, equity capital markets, trust and asset management.

Insurance

Regions provides insurance-related services through Regions Insurance Group, Inc. Full-line insurance brokerage services are provided primarily through Rebsamen Insurance, Inc., one of the 30 largest insurance brokers in the country. Credit life insurance services for customers are provided through other Regions affiliates. Insurance activities contributed approximately $15.7 million to consolidated net income in 2006.

See Note 21, “Business Segments Information” to the consolidated financial statements for further information on Regions’ business segments.

2006 OVERVIEW

Regions reported net income available to common shareholders of $2.67 per diluted share in 2006, a growth rate of 24 percent compared to 2005. Included in 2006 net income of $1.4 billion was $60.3 million in after-tax merger-related expenses (12 cents per diluted share). Net income available to common shareholders was $2.15 per diluted share in 2005, including a reduction of 23 cents per diluted share related to $109.7 million in after-tax merger-related expenses. Excluding merger-related charges, annual earnings per share increased 17 percent to $2.79 in 2006 from $2.38 in 2005. Primary drivers of 2006 net income, other than the AmSouth merger, were Regions’ net interest income contribution, record performance at Morgan Keegan, overall expense control, and lower credit costs.

Return on average stockholders’ equity for the twelve months ended December 31, 2006, was 10.94 percent, compared to 9.37 percent for the same period in 2005 (11.43 percent and 10.40 percent, respectively, excluding merger charges). Return on average assets for the twelve months ended December 31, 2006, was 1.41 percent, compared to 1.18 percent for the same period in 2005 (1.48 percent and 1.30 percent, respectively, excluding merger charges). Return on average tangible stockholders’ equity was 22.86 percent for the year ended December 31, 2006, compared to 18.80 percent for the year ended December 31, 2005 (23.88 percent and 20.87 percent, respectively, excluding merger charges).

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 2 — FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	2006
EARNINGS SUMMARY
Net interest income	$3,353,442
Provision for loan losses	142,500

Net interest income after provision for loan losses	3,210,942
Non-interest income	2,062,104
Non-interest expense	3,314,031

Income before income taxes	1,959,015
Income taxes	605,870

Net income	$1,353,145

Net income available to common shareholders	$1,353,145

Earnings per share – basic	$2.70
Earnings per share – diluted	2.67
Return on average tangible stockholders’ equity	22.86%
Return on average stockholders’ equity	10.94
Return on average total assets	1.41
Efficiency ratio*	60.01

BALANCE SHEET SUMMARY
At year-end
Loans, net of unearned income	$94,550,602
Assets	143,369,021
Deposits	101,227,969
Stockholders’ equity	20,701,454
Average balances
Loans, net of unearned income	64,765,653
Assets	95,800,277
Deposits	67,466,447
Stockholders’ equity	12,368,632

SELECTED RATIOS
Average stockholders’ equity to average total assets	12.91%
Allowance for credit losses as a percentage of loans, net of unearned income	1.17

COMMON STOCK DATA
Cash dividends declared	$1.40
Stockholders’ equity per share	28.36
Market value at year-end	37.40
Market price range:
High	39.15
Low	32.37
Total trading volume	301,488
Dividend yield at year-end	3.74%
Dividend payout ratio	51.85
Shareholders of record at year-end	84,877
Weighted-average number of shares outstanding:
Basic	501,681
Diluted	506,989

Note: Periods prior to November 4, 2006, do not include the effect of Regions’ acquisition of AmSouth. Periods prior to July 1, 2004, do not include the effect of Regions’ acquisition of Union Planters. See Note 2, “Business Combinations” to the consolidated financial statements for further discussion.

*	The efficiency ratio is the quotient of non-interest expense divided by the sum of net interest income (on a tax-equivalent basis) and non-interest income (excluding securities gains and losses). This ratio is commonly used by financial institutions as a measure of productivity.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2005	2004	2003	2002	2001
$2,820,619	$2,113,034	$1,474,598	$1,497,588	$1,425,493
165,000	128,500	121,500	127,500	165,402

2,655,619	1,984,534	1,353,098	1,370,088	1,260,091
1,813,432	1,662,431	1,351,336	1,221,297	979,549
3,046,956	2,471,383	1,792,862	1,722,145	1,521,689

1,422,095	1,175,582	911,572	869,240	717,951
421,551	351,817	259,731	249,338	209,017

$1,000,544	$823,765	$651,841	$619,902	$508,934

$1,000,544	$817,745	$651,841	$614,458	$508,934

$2.17	$2.22	$2.38	$2.22	$1.83
2.15	2.19	2.35	2.19	1.82
18.80%	18.97%	20.01%	20.64%	17.63%
9.37	10.91	15.06	15.27	13.49
1.18	1.23	1.34	1.34	1.14
64.30	65.36	62.52	62.85	61.82

$58,404,913	$57,526,954	$32,184,323	$30,985,774	$30,885,348
84,785,600	84,106,438	48,597,996	47,938,840	45,382,712
60,378,367	58,667,023	32,732,535	32,926,201	31,548,323
10,614,283	10,749,457	4,452,115	4,178,422	4,035,765

58,002,167	44,667,472	31,455,173	30,871,093	30,946,736
85,096,467	66,838,148	48,476,392	46,139,872	44,655,132
59,712,895	45,015,279	32,108,452	31,353,470	31,035,245
10,677,831	7,548,207	4,328,618	4,058,819	3,772,029

12.55%	11.29%	8.93%	8.80%	8.45%
1.34	1.31	1.41	1.41	1.36

$1.36	$1.33	$1.00	$0.94	$0.91
23.26	23.06	16.25	15.29	14.21
34.16	35.59	30.13	27.02	24.25

35.54	35.97	37.90	36.25	32.99
29.16	27.26	29.83	27.10	25.73
227,380	194,916	106,616	143,186	184,003
3.98%	3.74%	3.32%	3.48%	3.75%
62.67	59.91	42.02	42.34	49.73
72,140	77,715	49,740	52,020	54,512

461,171	368,656	274,212	276,936	277,455
466,183	373,732	277,930	281,043	280,332

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net interest income was $3.4 billion in 2006 compared to $2.8 billion in 2005. The increase was driven by a higher net interest margin and a larger balance sheet resulting from both the merger with AmSouth and internal growth.

Morgan Keegan’s revenues were $1.0 billion in 2006, including approximately $30.4 million representing approximately two months of AmSouth Investment Services and AmSouth trust and wealth management revenue, compared to $810.3 million in 2005. The increase in revenues in 2006 was primarily related to strong private client retail activity, an increase in assets under management and assets under wrap account management, and strong fixed income and equity investment banking activity throughout the year.

Net charge-offs totaled $139.9 million, or 0.22 percent, of average loans in 2006, compared to 0.23 percent in 2005. Non-performing assets decreased $27.7 million to $379.1 million at December 31, 2006 from December 31, 2005, primarily due to improvements in the overall credit environment and sales of $85.4 million in non-accrual loans during the year, partially offset by the addition of AmSouth’s non-performing asset portfolio.

The provision for loan losses was $142.5 million in 2006 compared to $165.0 million in 2005. The allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded commitments, at December 31, 2006, was 1.17 percent of total loans, net of unearned income, compared to 1.34 percent at December 31, 2005.

Non-interest income (excluding security gains/losses) totaled 37 percent of total revenue (fully taxable-equivalent basis) in 2006, as Regions continued to benefit from a diversified revenue stream. Brokerage and investment banking revenues increased in 2006, attributable to increased income streams in all of Morgan Keegan’s business lines during the year. Service charges on deposit accounts increased in 2006, due primarily to the effect of two months of fee income from the AmSouth franchise and increases in non-sufficient fund fees collected. These increases were partially offset by a decline in residential mortgage servicing and origination fees and gains on sales of mortgage loans in 2006, as the mortgage industry as a whole dealt with a challenging market environment. EquiFirst, in particular, experienced a significant reduction in premiums related to loan sales as a result of much thinner interest rate spreads in the marketplace than existed in 2005 and an increase in early payment default losses in the last half of 2006.

Non-interest expense totaled $3.3 billion in 2006 compared to $3.0 billion in 2005. Included in non-interest expense in 2006 and 2005 are merger-related charges of $88.7 million and $168.8 million, respectively. Excluding merger-related expenses, non-interest expense increased $347.2 million in 2006 compared to 2005. See Table 8 “Non-Interest Expense (including non-GAAP reconciliation).” The realization of efficiencies resulting from the Union Planters merger, which were fully implemented in late 2005, and Regions’ realignment of its bank staffing model in 2006 contributed to a reduction in non-interest expense from 2005 to 2006; however, this was offset by the impact of AmSouth’s operations in the last two months of the year, an increase in other expenses of $48.0 million related to additional mortgage servicing rights valuation, and an increase in commission expense at Morgan Keegan in connection with their record revenues. As Regions begins the integration of AmSouth operations into existing Regions operations, Regions’ non-interest expense will be impacted by both merger-related expenses and reductions resulting from cost savings. Cost savings began in late 2006 and will continue to build through the second quarter of 2008. The reduction in non-interest expenses resulting from divested branches will begin in the second quarter of 2007. The recognition of merger-related expenses began in 2006 and will continue until the integration is complete in mid-2008. In addition, Regions’ commission-based business lines such as brokerage, investment banking, and mortgage will continue to impact non-interest expense levels in direct correlation to revenue trends.

Balance sheet growth from the banking segment contributed to the increase in net interest income in 2006. Loan growth of $36.1 billion and deposit growth of $40.8 billion were primarily a result of the AmSouth merger. Excluding the loans added in the AmSouth merger and $625.0 million of student loans reclassified to held for sale, loan balances would have increased $2.0 billion in 2006, driven primarily by an increase in commercial and real estate construction loans, partially offset by a decline in commercial real estate lending and home equity lines of credit. Excluding the deposits added in the AmSouth merger, deposit growth was $3.3 billion in 2006, driven by an increase in certificates of deposit and money market deposits, partially offset by declines in interest-free and other low-cost deposits.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 3 — GAAP TO NON-GAAP RECONCILIATION

The table below presents computations of earnings and certain other financial measures excluding merger charges (non-GAAP). Merger charges are included in financial results presented in accordance with generally accepted accounting principles (GAAP). Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Regions believes the exclusion of merger charges in expressing earnings and certain other financial measures provides a meaningful base for period-to-period comparisons, and it is on this basis that management internally assesses the performance of Regions’ operations. See table below for computations of earnings and certain other financial measures excluding merger charges and corresponding reconciliation to GAAP financial measures for the periods presented.

		For the Year Ended December 31
(In thousands, except per share data)		2006	2005	2004
INCOME

Pre-tax income (GAAP)		$1,959,015	$1,422,095	$1,175,582
Merger-related charges, pre-tax
Salaries and employee benefits		65,693	73,556	16,131
Net occupancy expense		3,473	5,053	1,725
Furniture and equipment expense		427	536	168
Other		19,066	89,636	32,449

Total merger-related charges, pre-tax		88,659	168,781	50,473

Pre-tax income excluding merger charges (non-GAAP)		$2,047,674	$1,590,876	$1,226,055

Net income available to common shareholders (GAAP)	A	$1,353,145	$1,000,544	$817,745
Merger-related charges, net of tax		60,320	109,688	36,765

Net income available to common shareholders excluding merger charges (non-GAAP)	B	$1,413,465	$1,110,232	$854,510

Weighted-average diluted shares	C	506,989	466,183	373,732
Earnings per share – diluted (GAAP)	A/C	$2.67	$2.15	$2.19

Earnings per share, excluding merger charges – diluted (non-GAAP)	B/C	$2.79	$2.38	$2.29

RETURN ON AVERAGE ASSETS
Average assets (GAAP)	D	$95,800,277	$85,096,467	$66,838,148
Return on average assets (GAAP)	A/D	1.41%	1.18%	1.22%

Return on average assets, excluding merger charges (non-GAAP)	B/D	1.48%	1.30%	1.28%

RETURN ON AVERAGE EQUITY
Average equity (GAAP)	E	$12,368,632	$10,677,831	$7,548,207
Average intangible assets (GAAP)		6,449,657	5,356,932	3,206,253

Average tangible equity	F	$5,918,975	$5,320,899	$4,341,954

Return on average equity (GAAP)	A/E	10.94%	9.37%	10.83%

Return on average tangible equity (GAAP)	A/F	22.86%	18.80%	18.83%

Return on average equity, excluding merger charges (non-GAAP)	B/E	11.43%	10.40%	11.32%

Return on average tangible equity, excluding merger charges (non-GAAP)	B/F	23.88%	20.87%	19.68%

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MERGER INTEGRATION PROCESS

The Company is currently in the process of combining the Regions and AmSouth franchises. The primary goal of the integration process is to ensure a smooth, seamless transition for Regions customers while selecting and combining the best products, systems and other back office functions from both organizations.

Planning for the integration process began in May 2006 immediately upon announcement of the intended combination. Execution began at merger close and is currently expected to continue through the second quarter of 2008. Regions estimates that $400 million of ongoing annual cost savings will result from the integration and expects to achieve this full cost savings run rate near the end of the integration process. These cost savings will be primarily recognized in areas such as personnel, occupancy and equipment, operations and technology, and corporate functions. Regions estimates that it will incur approximately $700 million in one-time, merger-related costs to successfully integrate the two companies. Regions included $185.4 million of such costs in excess purchase price at December 31, 2006 and incurred $88.7 million in merger expenses during 2006. The majority of the remaining costs are anticipated to be recognized as merger expenses.

Major activities of the integration process include, but are not limited to, branch system conversions, brokerage company integration and system conversion, mortgage company integration and system conversion, and closure of approximately 160 branches which are in close proximity to one another. Management continues to evaluate the assets, liabilities, operations and locations of the combined Company. Should any additional activities or locations be exited or should the assessment of assets and liabilities produce incremental information upon which to base valuations, recognition of merger expenses or adjustments to excess purchase price may be necessary.

CRITICAL ACCOUNTING POLICIES

In preparing financial information, management is required to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses for the periods shown. The accounting principles followed by Regions and the methods of applying these principles conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to Regions are related primarily to the allowance for credit losses, intangible assets (excess purchase price and other identifiable intangible assets), mortgage servicing rights and income taxes, and are summarized in the following discussion and notes to the consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (“allowance”) consists of the allowance for loan losses and the reserve for unfunded commitments. Management evaluates the adequacy of this allowance based on the total of these two components. Determining the appropriate level of the allowance is one of the most critical and complex accounting estimates for any financial institution. Accounting guidance requires Regions to make a number of estimates related to the level of credit losses inherent in the portfolio at year-end. A full discussion of these estimates can be found within the “Risk Management” section of this report.

The allowance is sensitive to internal factors such as assigned risk ratings, among others and various external factors, such as interest rates and the general health of the economy. See “Allowance for Credit Losses” within the discussion of credit risk, later in Management’s Discussion and Analysis (MD&A). Management reviews scenarios with reasonably different assumptions concerning variables that could result in increases or decreases in probable inherent credit losses, which may materially impact Regions’ estimate of the allowance and results of operations.

Management’s estimate of the allowance for commercial products, which includes commercial, real estate construction and real estate mortgages (except residential one- to four- family mortgages and equity loans), could be affected by risk rating upgrades or downgrades as a result of fluctuations in the general economy, developments within a particular industry, or changes in an individual credit due to factors particular to that credit, such as competition, management or business performance. A reasonably possible scenario would be an estimated 10 percent migration of lower risk-related pass credits to criticized status, which could increase the inherent losses by approximately $85 million. A 10 percent reduction in the level of criticized credits is also possible, which would result in an estimated $10 million decrease in inherent losses.

For residential real estate mortgages, home equity lines and loans and other consumer-related loans, individual products are reviewed on a group basis or in loan pools (e.g., residential real estate mortgage pool). The real estate mortgage loan category contains residential first mortgage loans and home equity loans, which are secured by primary residences. Home equity lines are reflected in the consumer category. The total of these residential loans represents approximately 32 percent of total loans. Losses can be affected by such factors as collateral value, loss severity, the economy and other uncontrollable factors. A 10-basis-point increase or decrease in the estimated loss rates on these loans and lines would change inherent losses by approximately $30 million. The loss analysis related to consumer loans, excluding the home equity lines of credit, includes reasonably possible scenarios with estimated loss rates increasing or decreasing by 25 basis points, which would increase or decrease the related inherent losses by approximately $16 million, respectively.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additionally, the estimate of the allowance for credit losses for the entire portfolio may change due to modifications in the mix and level of loan balances outstanding and general economic conditions, as evidenced by changes in interest rates, unemployment rates, bankruptcy filings, used car prices, real estate values and the effects of natural disasters, such as hurricanes. While no one factor is dominant, each has the ability to result in actual loan losses that could differ materially from originally estimated amounts.

The proforma inherent loss analysis presented demonstrates the sensitivity of the allowance to key assumptions. This sensitivity analysis does not reflect an expected outcome.

Intangible Assets

Regions’ intangible assets consist primarily of excess of cost over the fair value of net assets of acquired businesses (excess purchase price) and other identifiable intangible assets (primarily core deposit intangibles). Regions’ excess purchase price is tested for impairment annually, or more often if events or circumstances indicate impairment may exist. Adverse changes in the economic environment, declining operations of acquired business units, or other factors could result in a decline in implied fair value of excess purchase price. If the implied fair value is less than the carrying amount, a loss would be recognized to reduce the carrying amount to implied fair value. These changes or factors, when they occur, could be material to Regions’ operating results for any particular reporting period; the potential impact cannot be reasonably estimated.

Other identifiable intangible assets, primarily core deposit intangibles, are reviewed at least annually for events or circumstances which could impact the recoverability of the intangible asset, such as loss of core deposits, increased competition or adverse changes in the economy. To the extent an other identifiable intangible asset is deemed unrecoverable, an impairment loss would be recorded to reduce the carrying amount to the fair value. These events or circumstances, when they occur, could be material to Regions’ operating results for any particular reporting period; the potential impact cannot be reasonably estimated.

Mortgage Servicing Rights

For purposes of evaluating mortgage servicing impairment, Regions must estimate the value of its mortgage servicing rights (“MSRs”). MSRs do not trade in an active market with readily observable market prices. Although sales of MSRs do occur, the exact terms and conditions of sales may not be readily available. As a result, Regions stratifies its mortgage servicing portfolio on the basis of certain risk characteristics, including loan type and contractual note rate, and values its MSRs using discounted cash flow modeling techniques, which require management to make estimates regarding future net servicing cash flows, taking into consideration historical and forecasted mortgage loan prepayment rates and discount rates. Changes in interest rates, prepayment speeds or other factors could result in impairment of the servicing asset and a charge against earnings to reduce the recorded carrying amount. Based on a hypothetical sensitivity analysis, Regions estimates that a reduction in the primary mortgage market rates of 25 basis points and 50 basis points would reduce the December 31, 2006, fair value of MSRs by approximately nine percent ($33 million) and 19 percent ($72 million), respectively. Conversely, 25 basis point and 50 basis point increases in these rates would increase the December 31, 2006, fair value of MSRs by approximately six percent ($23 million) and nine percent ($ 34 million), respectively.

Income Taxes

Accrued taxes represent the net estimated amount payable to or receivable from taxing jurisdictions, either currently or in the future, and are reported as a component of “other liabilities” in the consolidated statements of condition. The calculation of Regions’ income tax expense is complex and requires the use of estimates and judgments in its determination.

Management’s determination of the realization of the net deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income earned by certain subsidiaries and the implementation of various tax plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits.

From time to time, Regions engages in business transactions that may also have an effect on its tax liabilities. While Regions has obtained the opinion of advisors that the anticipated tax treatment of these plans should prevail and has assessed the relative merits and risks of the appropriate tax treatment, examination of Regions’ income tax returns, changes in tax law and regulatory guidance may impact these plans and resulting provisions for income taxes. For example, as a result of normal examinations of Regions’ income tax returns, Regions has received notices of proposed adjustments relating to taxes due for certain years. Regions believes that adequate provisions for income taxes have been recorded and intends to vigorously contest the proposed adjustments. To the extent, however, that final resolution of the proposed adjustments results in significantly different conclusions from Regions’ current assessment of the proposed adjustments, Regions’ effective tax rate in any given financial reporting period may be materially different from its current effective tax rate.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 4 — CONSOLIDATED AVERAGE DAILY BALANCES AND YIELD/RATE ANALYSIS

	2006
(Dollars in thousands; yields on taxable-equivalent basis)	Average Balance	Income/ Expense	Yield/ Rate
ASSETS
Earning assets:
Interest-bearing deposits in other banks	$64,766	$2,900	4.48%
Federal funds sold and securities purchased under agreements to resell	961,127	51,445	5.35
Trading account assets	1,112,239	55,741	5.01
Securities:
Taxable	12,638,833	608,171	4.81
Tax-exempt	470,003	50,961	10.84
Loans held for sale	2,286,604	176,672	7.73
Loans held for sale – divestitures	262,884	20,087	7.64
Margin receivables	546,755	37,541	6.87
Loans, net of unearned income (1) (2)	64,765,653	4,805,931	7.42

Total earning assets	83,108,864	5,809,449	6.99
Allowance for loan losses	(833,691)
Cash and due from banks	2,153,838
Other non-earning assets	11,371,266

	$95,800,277

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Savings accounts	$3,205,123	12,356	0.39
Interest-bearing transaction accounts	3,133,768	70,447	2.25
Money market accounts	21,426,701	527,868	2.46
Certificates of deposit of $100,000 or more	8,855,396	394,844	4.46
Other interest-bearing deposit accounts	16,514,223	662,678	4.01
Interest-bearing deposits – divestitures	365,642	11,974	3.27

Total interest-bearing deposits	53,500,853	1,680,167	3.14
Federal funds purchased and securities sold under agreements to repurchase	5,162,196	233,208	4.52
Other short-term borrowings	1,089,223	42,289	3.88
Long-term borrowings	6,855,601	385,152	5.62

Total interest-bearing liabilities	66,607,873	2,340,816	3.51

Non-interest-bearing deposits	13,965, 594
Other liabilities	2,858,178
Stockholders’ equity	12,368,632

	$95,800,277

Net interest income/margin on a taxable-equivalent basis(3)		$3,468,633	4.17%

Notes:

(1)	Loans net of unearned income includes non-accrual loans for all periods presented.
(2)	Interest income includes loan fees of $81,460,000, $77,957,000 and $84,526,000 for the years ended December 31, 2006, 2005 and 2004, respectively.
(3)	The computation of taxable-equivalent net interest income is based on the statutory federal income tax rate of 35%, adjusted for applicable state income taxes net of the related federal tax benefit.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2005			2004
Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate

$81,575	$1,905	2.34%	$51,700	$797	1.54%
615,222	19,301	3.14	631,844	7,701	1.22
829,546	38,320	4.62	845,709	33,296	3.94

11,660,508	500,666	4.29	10,530,097	435,944	4.14
499,666	43,862	8.78	499,669	39,633	7.93
2,162,767	149,167	6.90	1,851,422	118,038	6.38
—	—	—	—	—	—
533,742	29,173	5.47	525,461	19,234	3.66
58,002,167	3,613,434	6.23	44,667,472	2,370,071	5.31

74,385,193	4,395,828	5.91	59,603,374	3,024,714	5.07
(765,853)			(608,689)
1,961,894			1,340,116
9,515,233			6,503,347

$85,096,467			$66,838,148

$2,926,512	7,992	0.27	$2,176,025	4,718	0.22
2,873,955	52,842	1.84	2,931,652	30,665	1.05
19,043,326	249,589	1.31	15,105,420	105,733	0.70
8,049,384	255,787	3.18	4,952,292	106,034	2.14
14,662,901	438,517	2.99	11,193,122	249,477	2.23
—	—	—	—	—	—

47,556,078	1,004,727	2.11	36,358,511	496,627	1.37
4,462,774	130,666	2.93	4,832,194	66,301	1.37
1,054,803	34,150	3.24	1,413,140	41,699	2.95
7,175,075	320,213	4.46	6,519,193	238,024	3.65

60,248,730	1,489,756	2.47	49,123,038	842,651	1.72

12,156,817			8,656,768
2,013,089			1,510,135
10,677,831			7,548,207

$85,096,467			$66,838,148

	$2,906,072	3.91%		$2,182,063	3.66%

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS

GENERAL

Net income available to common shareholders increased 35 percent in 2006. Return on average stockholders’ equity for the twelve months ended December 31, 2006, was 10.94 percent, compared to 9.37 percent for the same period in 2005. Return on average assets for the twelve months ended December 31, 2006, was 1.41 percent, compared to 1.18 percent for the same period in 2005. Return on average tangible stockholders’ equity was 22.86 percent for the year ended December 31, 2006, compared to 18.80 percent for the year ended December 31, 2005.

NET INTEREST INCOME AND MARGIN

Net interest income (interest income less interest expense) is Regions’ principal source of income and is one of the most important elements of Regions’ ability to meet its overall performance goals. Net interest income increased 19 percent in 2006.

TABLE 5 — VOLUME AND YIELD/RATE VARIANCES

	2006 Compared to 2005			2005 Compared to 2004
	Change Due to			Change Due to
	Yield/			Yield/
(Taxable-equivalent basis – in thousands)	Volume	Rate	Net	Volume	Rate	Net
INTEREST INCOME ON:
Interest-bearing deposits in other banks	$(459)	$1,454	$995	$586	$522	$1,108
Federal funds sold and securities purchased under agreements to resell	14,249	17,895	32,144	(207)	11,807	11,600
Trading account assets	13,946	3,475	17,421	(647)	5,671	5,024
Securities:
Taxable	44,085	63,420	107,505	48,090	16,632	64,722
Tax-exempt	(2,727)	9,826	7,099	—	4,229	4,229
Loans held for sale	8,872	18,633	27,505	20,942	10,187	31,129
Loans held for sale – divestitures	20,087	—	20,087	—	—	—
Margin receivables	727	7,641	8,368	308	9,631	9,939
Loans, net of unearned income	451,869	740,628	1,192,497	785,351	458,012	1,243,363

Total earning assets	550,649	862,972	1,413,621	854,423	516,691	1,371,114

INTEREST EXPENSE ON:
Savings accounts	820	3,544	4,364	1,868	1,406	3,274
Interest-bearing transaction accounts	5,084	12,521	17,605	(615)	22,792	22,177
Money market accounts	34,660	243,619	278,279	33,097	110,759	143,856
Certificates of deposit of $100,000 or more	27,667	111,390	139,057	84,408	65,345	149,753
Other interest-bearing deposit accounts	60,471	163,690	224,161	89,908	99,132	189,040
Interest-bearing deposits – divestitures	11,974	—	11,974	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	22,969	79,573	102,542	(5,432)	69,797	64,365
Other short-term borrowings	1,146	6,993	8,139	(11,317)	3,768	(7,549)
Long-term borrowings	(14,799)	79,738	64,939	25,606	56,583	82,189

Total interest-bearing liabilities	149,992	701,068	851,060	217,523	429,582	647,105

Increase in net interest income	$400,657	$161,904	$562,561	$636,900	$87,109	$724,009

Notes:

1.	The change in interest not due solely to volume or yield/rate has been allocated to the volume column and yield/rate column in proportion to the relationship of the absolute dollar amounts of the change in each.
2.	The computation of taxable net interest income is based on the statutory federal income tax rate of 35%, adjusted for applicable state income taxes net of the related federal tax benefit.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Regions measures its ability to produce net interest income using the net interest margin ratio, which is net interest income (on a fully taxable-equivalent basis) as a percentage of average interest-earning assets. The net interest margin is presented on a fully taxable-equivalent basis to consistently reflect income from taxable and tax-exempt loans and securities. The net interest margin increased from 3.91 percent in 2005 to 4.17 percent in 2006. Changes in the net interest margin occur primarily due to two factors: (1) the interest rate spread (the difference between the taxable-equivalent yield on interest-earning assets and the rate on interest-bearing liabilities) and (2) the percentage of interest-earning assets funded by interest-bearing liabilities. In 2006, the net interest margin was also positively influenced by the impact of purchase accounting in the fourth quarter.

Table 5 “Volume and Yield/Rate Variances” provides additional information to analyze the changes in net interest income.

The first factor affecting Regions’ net interest margin is the interest rate spread. Regions’ average interest rate spread was 3.48 percent in 2006 and 3.44 percent in 2005. Both the level of market rates and the slope of the yield curve (the spread between short-term rates and longer-term rates), affect interest rate spreads by influencing the pricing on most categories of Regions’ interest-earning assets and interest-bearing liabilities.

Beginning in mid-2004, the Federal Reserve Board began raising short-term interest rates in response to economic growth and inflation concerns. These increases continued through 2005 and into the summer of 2006. The Fed Funds rate has remained unchanged since June 2006 and was 5.25 percent at December 31, 2006. As a result of these increases in short-term rates without similar increases in long-term rates, the yield curve has become inverted, with short-term rates exceeding long-term rates as of the end of 2006. Regions has been able to counter this generally unfavorable interest rate environment through prudent loan and deposit pricing and balance sheet positioning. Throughout 2006, Regions was in an asset sensitive balance sheet position. The addition of the AmSouth balance sheet served to lessen this asset sensitive position somewhat, leaving Regions in a moderately asset sensitive position as of December 31, 2006. Regions’ interest-earning asset yields and interest-bearing liability rates were both higher in 2006 as compared to 2005, reflecting increased average market interest rates in 2006. In 2006, Regions’ interest-earning asset yields increased 108 basis points and interest-bearing liability rates increased 104 basis points, resulting in an increased interest rate spread compared to 2005.

The mix of interest-earning assets can also affect the interest rate spread. Regions’ primary types of interest-earning assets are investment securities and loans. Interest-earning assets at December 31, 2006, totaled $121.2 billion, an increase of $47.0 billion over the prior year. The 2006 year-end total included approximately $44.3 billion of interest-earning assets added through the merger with AmSouth. The proportion of interest-earning assets to total assets measures the effectiveness of management’s efforts to invest available funds into the most profitable interest-earning vehicles and represented 85 percent and 88 percent of total assets at year-end 2006 and 2005, respectively. Average loans as a percentage of interest-earning assets was 78 percent in both 2006 and 2005. The categories which comprise interest-earning assets are shown in Table 4.

During 2006 and 2005, Regions used interest rate derivatives such as cash flow and fair value hedges of certain asset and liability positions. These contracts had the effect of decreasing net interest income by $30.4 million in 2006 and increasing it by $52.1 million in 2005. See the “Risk Management” section later in MD&A for further detailed discussion.

Another significant factor affecting the net interest margin is the percentage of interest-earning assets funded by interest-bearing liabilities. Funding for Regions’ interest-earning assets comes from interest-bearing and non-interest-bearing sources. The net spread on interest-earning assets funded by non-interest-bearing liabilities and stockholders’ equity is generally higher than the net spread on interest-earning assets funded by interest-bearing liabilities. The percentage of average interest-earning assets funded by average interest-bearing liabilities was 80 percent in 2006 and 81 percent in 2005. This decline positively impacted the net interest margin in 2006.

Higher spreads, combined with growth in average interest-earning assets, as well as a positive impact from purchase accounting, resulted in higher net interest income in 2006. In 2007, Regions anticipates some compression of the net interest margin as a full-year impact of the AmSouth merger will be reflected. (The historical AmSouth net interest margin was lower than the Regions net interest margin primarily as a result of differences in the mix of interest-earning assets and of the deposits funding those assets, as well as the yields earned and rates paid on those balances).

Provision for Loan Losses

The provision for loan losses is used to maintain the allowance for loan losses at a level that in management’s judgment is adequate. During 2006, the provision for loan losses decreased to $142.5 million (0.22 percent of average loans) due primarily to lower credit losses and management’s evaluation of current economic factors. In addition, the 2005 provision was unusually high due to the impact of establishing an initial special reserve of $62 million for loans in Hurricane Katrina impacted areas. The decrease in provision during 2006 was partially offset by post-merger provision amounts related to loans acquired in the AmSouth merger. The resulting year-end 2006 allowance for loan losses increased $272.4 million (including $335.8 million added

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

in connection with the AmSouth transaction) to $1.1 billion. For further discussion of the allowance for credit losses, refer to the “Risk Management” section found later in MD&A or Note 5, “Allowance for Credit Losses” to the consolidated financial statements.

NON-INTEREST INCOME

Non-interest income represents fees and income derived from sources other than interest-earning assets, such as service charges on deposit accounts, brokerage, investment banking and trust. Non-interest income (excluding security transactions) totaled $2.1 billion in 2006 compared to $1.8 billion in 2005. The increase in non-interest income is due primarily to the AmSouth transaction. In addition, internally generated service charges and brokerage and investment banking income contributed to the increase. However, non-interest income (excluding security transactions) as a percent of total revenue (on a fully taxable-equivalent basis) equaled 37 percent in 2006, compared to 39 percent in 2005. Non-interest income has declined as a percentage of total revenue due to faster growth in net interest income over the last two years, compared to the growth in non-interest income. Contributing to this decline, acquisition activity in recent periods has added more net interest income relative to non-interest income to the total revenue stream. Table 6 provides a detail of components of non-interest income.

Brokerage, Investment Banking and Trust

Regions’ primary source of brokerage, investment banking and trust revenue is its subsidiary, Morgan Keegan. Morgan Keegan’s revenues are predominantly recorded on the brokerage and investment banking and trust income lines of the consolidated statements of income, while a portion is reported in other non-interest income.

Morgan Keegan contributed $1.0 billion in total revenues in 2006, up from $810.3 million in 2005. Approximately

$30 million of 2006 revenue resulted from the merger with AmSouth. Approximately half of this contribution impacted brokerage and investment banking revenues and the other half impacted trust revenues.

Brokerage and investment banking income is significantly affected by economic and market conditions. Total brokerage and investment banking revenues increased 23 percent to $677.4 million in 2006 from $548.7 million in 2005. Excluding the impact of the AmSouth merger, brokerage and investment income increased 21 percent or $114 million in 2006 compared to 2005. The increase in brokerage and investment income in 2006 resulted primarily from strong private client income streams, strong equity capital markets and fixed income capital markets banking activity throughout 2006 and a continuing focus on asset management and investment advisory revenues in 2006. As of December 31, 2006, Morgan Keegan employed over 1,200 financial advisors. Customer assets under management were approximately $76 billion at year-end 2006, including $7 billion added in the AmSouth merger, compared to approximately $56 billion at year-end 2005.

Revenues from the private client division, which was the top revenue producing line of business, totaled $305.1 million, or 30 percent of Morgan Keegan’s total revenue in 2006. The private client line of business benefited from continued improvement in equity markets as well as the increased number of financial advisors and branch outlets in 2006. Fixed income capital markets and equity capital markets revenue totaled $187.4 million and $103.3 million in 2006, respectively. The asset management division produced $149.5 million of revenue in 2006. Regions Morgan Keegan Trust division produced revenue of $131.2 million in 2006.

Trust income increased 18 percent in 2006 driven by higher asset values, increased fees, and additional activity from trust accounts added through the AmSouth merger in the fourth quarter.

TABLE 6 — NON-INTEREST INCOME

	Year Ended December 31
(In thousands)	2006	2005	2004
NON-INTEREST INCOME:
Brokerage and investment banking	$677,427	$548,662	$535,300
Service charges on deposit accounts	649,392	518,388	418,142
Trust department income	150,182	127,766	102,569
Mortgage servicing and origination fees	133,171	145,304	128,845
Net securities gains (losses)	8,123	(18,892)	63,086
Other	443,809	492,204	414,489

	$2,062,104	$1,813,432	$1,662,431

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table 7 shows the components of the contribution by Morgan Keegan for the years ended December 31, 2006, 2005 and 2004

TABLE 7 — MORGAN KEEGAN

	Year Ended December 31
(In thousands)	2006	2005	2004
REVENUES:
Commissions	$242,872	$201,729	$179,100
Principal transactions	156,019	142,150	185,113
Investment banking	152,858	117,152	103,895
Interest	139,745	85,234	56,110
Trust fees and services	131,215	103,218	86,972
Investment advisory	149,174	123,294	88,036
Other	56,788	37,476	27,972

Total revenues	1,028,671	810,253	727,198
EXPENSE:
Interest expense	87,046	55,237	28,886
Non-interest expense	702,913	594,305	564,420

Total expenses	789,959	649,542	593,306

Income before income taxes	238,712	160,711	133,892
Income taxes	87,625	59,018	50,257

Net income	$151,087	$101,693	$83,635

MORGAN KEEGAN REVENUE BY DIVISION

	Year Ended December 31
(Dollars in thousands)	Private Client	Fixed Income Capital Markets	Equity Capital Markets	Regions MK Trust	Investment Advisory	Interest and Other
2006
Gross revenue	$305,098	$187,425	$103,282	$131,218	$149,511	$152,137
Percent of gross revenue	29.7%	18.2%	10.0%	12.8%	14.5%	14.8%

2005
Gross revenue	$248,397	$160,062	$86,478	$103,225	$125,410	$86,681
Percent of gross revenue	30.7%	19.8%	10.7%	12.7%	15.5%	10.6%

2004
Gross revenue	$228,693	$188,031	$69,971	$86,972	$92,835	$60,696
Percent of gross revenue	31.4%	25.9%	9.6%	12.0%	12.8%	8.3%

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Service Charges on Deposit Accounts

Service charge income increased 25 percent to $649.4 million in 2006 from $518.4 million in 2005. An increase in the number of total deposit accounts, as well as a revised fee schedule and the addition of new accounts in connection with the AmSouth merger during the fourth quarter are the primary reasons for the 2006 increase.

Mortgage Servicing and Origination Fees

The primary source of income in this category is Regions’ mortgage banking division, including Regions Mortgage (a division of Regions Bank) and EquiFirst. Regions Mortgage’s primary business and source of income is the origination and servicing of mortgage loans for long-term investors. EquiFirst typically originates non-conforming mortgage loans, which are sold to third-party investors with servicing released. Net gains or losses related to the sale of mortgage loans are included in other non-interest income.

In 2006, mortgage servicing and origination fees decreased eight percent, from $145.3 million in 2005 to $133.2 million in 2006, primarily due to a rising mortgage rate environment which decreased loan demand and resulted in tighter interest rate spreads. At December 31, 2006, Regions’ servicing portfolio totaled $43.0 billion and included approximately 397,000 loans. Of this portfolio, $30.4 billion were serviced for third parties. At December 31, 2005, the servicing portfolio totaled $37.2 billion.

Regions Mortgage and EquiFirst, through their retail, correspondent lending and wholesale operations, produced mortgage loans totaling $16.4 billion in 2006 compared to $16.0 billion in 2005. Regions Mortgage and EquiFirst produce loans from offices in Alabama, Arizona, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee and Texas. As previously mentioned, on January 19, 2007, Regions signed a definitive agreement to sell EquiFirst to Barclays Bank PLC. This transaction is expected to close in the first half of 2007.

Net Securities Gains (Losses)

Regions reported net gains of $8.1 million from the sale of available for sale securities in 2006, as compared to net losses of $18.9 million in 2005. The 2006 gains were primarily related to the sale of agency and mortgage-related securities in conjunction with balance sheet management activities.

Other Income

The largest components of other income include fees and commissions, insurance premiums, customer derivative fees, and net gains related to the sale of mortgage loans. Other income decreased $48.4 million in 2006 compared to 2005 primarily due to a decrease in gains on sale of mortgage loans. This decline was partially offset by increases in fees and commissions income. Please refer to Note 17, “Other Non-Interest Income and Expense” to the consolidated financial statements for an analysis of the significant components of other income.

Fees and commission income increased 18 percent to $160.7 million in 2006, compared to $136.3 million in 2005. The increase is due primarily to an increase in ATM income resulting from the conversion of Union Planters accounts.

Insurance premium and commission income increased seven percent to $85.5 million in 2006, compared to $79.7 million in 2005. This increase is primarily due to increased revenue from commissions related to new business production, acquisitions, and increased cross-selling efforts with Regions’ banking and brokerage segments. Partially offsetting this increase was a decrease in contingent commissions.

Customer derivative revenue increased to $43.4 million in 2006 from $27.7 million in 2005 primarily as a result of continued improvements in the sales process and a favorable yield curve environment. Regions assists commercial customers by executing capital market products including interest rate swaps, caps and floors on their behalf. Typically, Regions hedges this risk by entering into derivative positions which limit its exposure to customer derivative products. These exposures are marked-to-market on a daily basis.

In 2006, net gains related to the sale of mortgage loans held for sale totaled $43.1 million ($10.8 million related to Regions Mortgage and $32.3 million related to EquiFirst). For the year ended December 31, 2005, gains totaled $157.6 million. The decrease of $114.5 million in gains during 2006 primarily resulted from lower spreads on sale transactions during the year and the impact of rising early payment default reserves on net gains.

Also included in 2006 other income is a $13.1 million pre-tax gain on the exchange of New York Stock Exchange seats for stock.

NON-INTEREST EXPENSE

The largest components of non-interest expense are salaries and employee benefits, net occupancy expense, furniture and equipment expense and other non-interest expense. Total non-interest expense increased $267.1 million, or nine percent, to $3.3 billion in 2006, related primarily to the AmSouth merger. Merger-related expenses represent $88.7 million of the 2006 total and $168.8 million of the 2005 total of $3.0 billion. Excluding merger expenses, total non-interest expense increased $347.2 million, or 12 percent, in 2006.

        Table 8 presents major non-interest expense components, both including and excluding merger-related expenses, for the years ended December 31, 2006, 2005 and 2004. Management believes Table 8 is useful in evaluating trends

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 8 — NON-INTEREST EXPENSE (INCLUDING NON-GAAP RECONCILIATION)

	As Reported (GAAP)
(In thousands)	2006	2005	2004

NON-INTEREST EXPENSE:
Salaries and employee benefits	$1,922,990	$1,739,017	$1,425,075
Net occupancy expense	259,978	224,073	160,060
Furniture and equipment expense	162,296	132,776	101,977
Other expenses	968,767	951,090	784,271

	$3,314,031	$3,046,956	$2,471,383

	Merger-Related Charges
(In thousands)	2006	2005	2004

NON-INTEREST EXPENSE:
Salaries and employee benefits	$65,693	$73,556	$16,131
Net occupancy expense	3,473	5,053	1,725
Furniture and equipment expense	427	536	168
Other expenses	19,066	89,636	32,449

	$88,659	$168,781	$50,473

	As Adjusted (non-GAAP)
(In thousands)	2006	2005	2004

NON-INTEREST EXPENSE:
Salaries and employee benefits	$1,857,297	$1,665,461	$1,408,944
Net occupancy expense	256,505	219,020	158,335
Furniture and equipment expense	161,869	132,240	101,809
Other expenses	949,701	861,454	751,822

	$3,225,372	$2,878,175	$2,420,910

in non-interest expense. See Table 3 for further discussion of non-GAAP financial measures.

Salaries and Employee Benefits

Total salaries and employee benefits increased $184.0 million, or 11 percent, in 2006. The increase was due primarily to the November addition of approximately 12,000 AmSouth associates, normal annual compensation adjustments, and higher incentive payouts. Excluding merger-related charges of $65.7 million in 2006 (related to the AmSouth merger) and $73.6 million in 2005 (related to the Union Planters merger), salaries and benefits increased 12 percent in 2006.

At December 31, 2006, Regions had approximately 36,000 full-time equivalent employees, compared to approximately 25,000 at December 31, 2005, resulting primarily from personnel added in the AmSouth merger.

Regions provides employees who meet established employment requirements with a benefits package which includes 401(k), pension, and medical, life and disability insurance plans. In addition, AmSouth also had a benefits package which included 401(k), pension, and medical, life and disability plans. New enrollment in the legacy AmSouth pension plan ended effective November 4, 2006. Employees enrolled as of November 4, 2006, will continue to be active in the plan, but no additional participants will be added. New enrollment in the Regions pension plan ended effective December 31, 2000. Regions’ 401(k) plans include a company match of eligible employee contributions. At December 31, 2006, this match totaled 100 percent of the eligible employee contribution (up to six percent of compensation) and was invested in Regions common stock (see Note 16, “Pension and Other Employee Benefit Plans” to the consolidated financial statements).

There are various incentive plans in place in each of Regions’ business segments which are tied to the performance levels of Regions’ employees. At Morgan Keegan, commissions and incentives are a key component of compensation, which is typical in the brokerage and investment banking industry. In general, incentives are used to reward employees for selling

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

products and services, for productivity improvements and for achievement of corporate financial goals. Regions’ long-term incentive plan provides for the granting of stock options, restricted stock and performance shares (see Note 15, “Share-Based Payments” to the consolidated financial statements).

Payroll taxes increased due to the additional number of associates combined with the increase in the Social Security tax base and increased salary levels.

Net Occupancy Expense

Net occupancy expense includes rents, depreciation and amortization, utilities, maintenance, insurance, taxes and other expenses of premises occupied by Regions and its affiliates. Net occupancy expense increased 16 percent, or $35.9 million, in 2006 due primarily to expenses added in connection with the AmSouth acquisition, new and acquired branch offices and rising price levels (see Note 7, “Premises and Equipment” to the consolidated financial statements).

Furniture and Equipment Expense

Furniture and equipment expense increased 22 percent, or $29.5 million, in 2006 due to expenses added in connection with the AmSouth merger, and equipment for new branch offices.

Other Non-Interest Expenses

Significant components of other non-interest expense include legal and other professional fees, advertising and business development, amortization and impairment of mortgage servicing rights, amortization of identifiable intangible assets, impairment (recapture) of mortgage servicing rights, and communication expense. Other non-interest expense increased two percent, or $17.7 million, in 2006. Excluding merger expenses of $19.1 million in 2006 and $89.6 million in 2005, other non-interest expense increased $88.2 million, or 10 percent, in 2006. The increase was primarily due to a $48.0 million increase in impairment of mortgage servicing rights and an $18.3 million increase in the amortization of identifiable intangibles (primarily related to intangibles added in the AmSouth merger), partially offset by a reduction in legal and other professional fees and amortization of mortgage servicing rights. Refer to Note 17, “Other Non-Interest Income and Expense” to the consolidated financial statements for an analysis of the significant components of other non-interest expense.

Legal and other professional fees expense is comprised of fees related to legal, audit, consulting and other professional fees. Legal and professional fees declined to $101.8 million in 2006 compared to $120.0 million in 2005. The decline can primarily be attributed to a decline in consulting fees and miscellaneous other professional fees during the year. The decline in consulting fees is attributable to fees incurred in the last half of 2005 for the development of efficiency and revenue-enhancing initiatives implemented in 2006.

Amortization expense related to mortgage servicing rights declined to $70.6 million in 2006 compared to $84.5 million in 2005 and impairment of the mortgage servicing rights asset was $16.0 million in 2006 compared to a recapture of the MSR valuation allowance of $32.0 million in 2005. Mortgage rates rose throughout 2005 and into the first half of 2006 and then began to decline in the latter half of 2006. As rates rose, assumed prepayment speeds slowed as did amortization of the MSR asset. In addition, Regions recorded a $3.7 million permanent impairment of the MSR asset in the second quarter of 2006. The combination of these factors resulted in overall lower amortization expense in 2006 compared to 2005. However, when rates began to decline in the latter half of 2006, impairment of the MSR asset was recognized as prepayment speeds began to increase again.

Amortization of identifiable intangible assets increased 38 percent to $66.6 million in 2006. The increase was related to amortization of core deposit intangibles recorded in connection with the AmSouth merger.

During 2006, Regions incurred a net $6.5 million loss on the early extinguishment of debt related to the call of Regions trust preferred securities and Federal Home Loan Bank (“FHLB”) advances.

INCOME TAXES

Regions’ provision for income taxes for 2006 increased $184.3 million compared to 2005 primarily due to the 2006 merger with AmSouth coupled with increased consolidated income in 2006. Regions’ effective tax rate for 2006 was 30.9 percent, as compared to 29.6 percent in 2005.

From time to time Regions engages in business plans that may also have an effect on its tax liabilities. While Regions has obtained the opinion of advisors that the tax aspects of these strategies should prevail, examination of Regions’ income tax returns or changes in tax law may impact the tax benefits of these plans.

Periodically, Regions invests in pass-through investment vehicles that generate tax credits, principally low-income housing credits and non-conventional fuel source credits, which directly reduce Regions’ federal income tax liability. Congress has enacted these tax credit programs to encourage capital inflows to these investment vehicles. The amount of tax benefit recognized from these tax credits was $31.2 million in 2006 compared to $47.6 million in 2005.

        During the fourth quarter of 2000, Regions recapitalized a mortgage-related subsidiary by raising Tier 2 capital, which resulted in a reduction in taxable income of that subsidiary attributable to Regions. The reduction in the taxable income of this subsidiary attributable to Regions is expected to result in a lower effective tax rate applicable to the consolidated

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

income before taxes of Regions for future periods. The impact on Regions’ effective tax rate applicable to consolidated income before taxes of the reduction in the subsidiary’s taxable income attributable to Regions will, however, depend on a number of factors, including, but not limited to, the amount of assets in the subsidiary, the yield of the assets in the subsidiary, the cost of funding the subsidiary, possible loan losses in the subsidiary, the level of expenses of the subsidiary, the level of income attributable to obligations of states and political subdivisions, and various other factors. The amount of federal and state tax benefits recognized related to the recapitalized subsidiary was $70.3 million in 2006 ($59.1 million federal) compared to $54.7 million in 2005 ($41.9 million federal).

Regions has segregated a portion of its investment securities and intellectual property into separate legal entities in order to, among other business purposes, protect such tangible and intangible assets from inappropriate claims of Regions’ creditors, and to maximize the return on such assets by the professional and focused management thereof. Regions has recognized state tax benefits related to these legal entities of $37.8 million in 2006 compared to $27.6 million in 2005.

Regions’ federal and state income tax returns for the years 1998 through 2005 are open for review and examination by governmental authorities. In the normal course of these examinations, Regions is subject to challenges from governmental authorities regarding amounts of taxes due. Regions has received notices of proposed adjustments relating to taxes due for the years 1998 through 2003, which includes proposed adjustments relating to an increase in taxable income of the mortgage-related subsidiary discussed above and to the proper tax treatment of certain leveraged lease transactions that were entered into during the years under examination. Regions believes adequate provision for income taxes has been recorded for all years open for review and intends to vigorously contest the proposed adjustments. To the extent that final resolution of the proposed adjustments results in significantly different conclusions from Regions’ current assessment of the proposed adjustments, Regions’ effective tax rate in any given financial reporting period may be materially different from its current effective tax rate.

Management’s determination of the realization of the deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing, nature and amount of future income earned by certain subsidiaries and the implementation of various plans to maximize realization of the deferred tax asset. Management believes that the subsidiaries will generate sufficient operating earnings to realize the deferred tax benefits. However, management does not believe that it is more-likely-than-not that all of its state net operating loss carryforwards will be realized. Accordingly, a valuation allowance has been established in the amount of $16.1 million against such benefits in 2006 compared to $12.6 million in 2005. A valuation allowance against the benefits of capital loss carryforwards in the amount of $55.2 million in 2005 has been reduced to $0 in 2006. The FHLB of Cincinnati, in accordance with its Capital Plan, exercised its right to repurchase Regions’ excess capital stock balance during the second quarter of 2006, which resulted in a capital loss carryforward reduction and corresponding reduction to the valuation allowance in the amount of $35.5 million. Furthermore, in the third quarter of 2006, it was determined that additional capital gains were utilized on the 2005 consolidated tax return thus reducing the capital loss carryforward and corresponding valuation allowance in the amount of $19.7 million.

See Note 1, “Summary of Significant Accounting Policies” and Note 18, “Income Taxes” to the consolidated financial statements for additional information about the provision for income taxes.

BALANCE SHEET ANALYSIS

At December 31, 2006, Regions reported total assets of $143.4 billion compared to $84.8 billion at the end of 2005. Loans and deposits acquired in the merger with AmSouth were the primary drivers of the Company’s balance sheet growth. In addition to the acquired balances, certain types of loans experienced solid growth resulting from increased business development efforts and a sound economy. Internally generated asset growth was funded by solid deposit growth, mainly certificates of deposit and money market balances.

Loans

Regions’ primary earning assets are loans, net of unearned income, which represent 78 percent of total earning assets at December 31, 2006. Lending at Regions is generally organized along three functional lines: commercial loans (including financial and agricultural), real estate loans and consumer loans. The composition of the portfolio by these major categories, with real estate loans further broken down between mortgage and construction loans, is presented in Table 9.

Year-end loans, net of unearned income, increased significantly in 2006 due in large part to $34.8 billion of loans added in the merger with AmSouth. See Table 1 for a summary of assets, including loans, and liabilities added in connection with the AmSouth merger in 2006. Excluding loans added in the merger and student loans reclassified to held for sale, 2006 ending loans increased three percent versus 2005. Within total loans, growth stemmed mainly from commercial and construction lending. However, this growth was offset by reduced real estate lending demand in certain markets, prepayments of home equity lines of credit related to the rising short-term interest rate environment, and management’s efforts to maintain balance within the loan portfolio.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 9 — LOAN PORTFOLIO

	December 31
(In thousands, net of unearned income)	2006	2005	2004	2003	2002
Commercial	$24,145,411	$14,728,006	$15,028,015	$9,754,588	$10,667,855
Real estate – mortgage	38,622,197	27,034,924	27,639,913	12,977,549	11,039,552
Real estate – construction	14,121,030	7,362,219	5,472,463	3,484,767	3,604,116
Consumer	17,661,964	9,279,764	9,386,563	5,967,419	5,674,251

	$94,550,602	$58,404,913	$57,526,954	$32,184,323	$30,985,774

Commercial Loans – Commercial loans represent loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases or other expansion projects. In total, commercial loans increased $9.4 billion during the year, to $24.1 billion as of December 31, 2006. Growth was driven primarily by $7.0 billion of commercial loans added in the merger with AmSouth. Internal growth from new customer acquisitions and increased line utilization added $2.4 billion to the year-end total.

Real Estate Mortgage Loans – Real estate mortgage loans consist of loans to businesses for long-term financing of land and buildings, loans on one- to four-family residential properties, loans to mortgage banking companies (which are secured primarily by loans on one- to four-family residential properties and are known as warehoused mortgage loans) and various other loans secured by real estate. Loans in this category increased $11.6 billion to $38.6 billion, largely a result of loans added from the merger with AmSouth. Excluding acquired loans, real estate mortgage loans declined five percent versus 2005.

Within the real estate mortgage loan category, commercial real estate balances decreased in 2006 due to general softening of market demand combined with the Company’s continued focus on maintaining a balanced loan portfolio. Demand for residential first mortgage loans was somewhat stronger, as momentum from 2005 carried over to some extent into the early months of 2006. However, as the year progressed, this trend slowed reflecting a weakening housing market and generally higher mortgage rates.

Real Estate Construction Loans – Real estate construction loans are loans to individuals, companies or developers used for the purchase or construction of a commercial property for which repayment will be generated by cash flows related to the operation, sale or refinance of the property. As of December 31, 2006, real estate construction loans outstanding totaled $14.1 billion, an increase of $6.8 billion over the prior year, driven by both loans acquired in the AmSouth merger and strong internal growth stemming from increased construction project financing opportunities. Excluding acquired loans, real estate construction loans increased 21 percent versus 2005.

Substantially all of Regions’ real estate construction portfolio is comprised of loans to finance residential development, including land loans, within Regions’ markets; loans for construction projects that have been presold, preleased or otherwise have secured permanent financing; and loans to real estate companies that have significant equity invested in each project and offer substantive and meaningful guarantees.

Consumer Loans – The consumer loan category is comprised of home equity lines of credit, indirect installment loans (mainly dealer indirect loans) and other consumer loans and lines, including student loans. As a whole, consumer loans increased $8.4 billion during 2006 to $17.7 billion at the end of 2006. However, excluding acquired balances and $625 million of student loans which were reclassified to held for sale near year-end, total consumer loans decreased nine percent year over year. Driving the decrease in consumer loans, demand for home equity lines of credit declined in 2006 as a result of increases in the short-term interest rates to which the rate on these variable-rate products are tied. Outstanding home equity lines (excluding those acquired), decreased $484.8 million, or nine percent, for the year ended December 31, 2006. Excluding acquired balances and reclassified loans, other consumer loans decreased eight percent in 2006 versus 2005, largely influenced by competition from offers of low-rate financing from automobile makers with regard to automobile loans.

Loans Held for Sale

At December 31, 2006, loans held for sale totaled $4.9 billion, $1.6 billion of which are related to loans to be sold in required branch divestitures related to the AmSouth acquisition. Regions expects that these branch sales will close in the first quarter of 2007. The remaining $3.3 billion are residential real estate mortgage loans in the process of being sold to third-party investors and student loans. At December 31, 2005, loans held for sale totaled $1.5 billion and consisted solely of residential real estate mortgage loans in the process of being sold to third-party investors. The increase in loans held for sale, excluding those loans to be divested, was due to higher origination volumes at EquiFirst in 2006, resulting in a larger inventory of loans in the process of being sold at year-end, as well as student loans in the process of being sold.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 10 — SELECTED LOAN MATURITIES(1)

	Loans Maturing
(In thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial	$13,411,561	$9,344,417	$3,694,093	$26,450,071
Real estate – mortgage	4,130,646	8,368,041	4,116,833	16,615,520
Real estate – construction	7,637,295	5,171,642	1,334,719	14,143,656

	$25,179,502	$22,884,100	$9,145,645	$57,209,247

			Predetermined Rate	Variable Rate
Due after one year but within five years			$8,383,293	$14,500,807
Due after five years			5,096,589	4,049,056

			$13,479,882	$18,549,863

(1)	Excluding residential real estate mortgage loans and consumer loans.

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of credit losses inherent in both the loan portfolio and related to unfunded commitments, as of the balance sheet date. At December 31, 2006, the allowance for credit losses totaled $1.1 billion or 1.17 percent of total loans net of unearned income, compared to $783.5 million or 1.34 percent at year-end 2005. See Allowance for Credit Losses in the “Risk Management” section, found later in MD&A, for a detailed discussion of the allowance.

Securities

Regions utilizes the securities portfolio to manage liquidity, interest rate risk, regulatory capital, and to take advantage of market conditions to generate a favorable return on investments without undue risk. The portfolio consists primarily of high-quality mortgage-backed and asset-backed securities, as well as U.S. Treasury and Federal agency securities. Securities represented 13 percent of total assets at December 31, 2006, compared with 14 percent at December 31, 2005. In 2006, total securities, which are nearly all classified as available for sale, increased $6.6 billion, or 55 percent, due primarily to securities acquired from AmSouth’s portfolio. To improve the combined Company’s interest rate sensitivity positioning, approximately $5 billion of securities that had been in the AmSouth portfolio were sold around the time of the merger. The proceeds were used to reduce wholesale borrowings. The “Interest Rate Risk” section, found later in MD&A, further explains Regions’ interest rate risk management practices. Absent the acquisition of AmSouth’s securities, the total securities portfolio decreased marginally. The average rate earned on securities available for sale was 5.03 percent in 2006 and 4.47 percent in 2005. Table 11 illustrates the carrying values of securities by category.

At December 31, 2006, securities available for sale included a net unrealized loss of $115.3 million, which represented the difference between fair value and amortized cost. The comparable amount at December 31, 2005, was a net unrealized loss

TABLE 11 — SECURITIES

	December 31
(In thousands)	2006	2005	2004
SECURITIES:
U.S. Treasury securities	$400,065	$262,437	$819,745
Federal agency securities	3,752,216	3,153,736	3,587,104
Obligations of states and political subdivisions	788,736	447,195	569,060
Mortgage-backed securities	12,777,358	7,427,886	6,980,513
Other debt securities	80,980	108,163	179,374
Equity securities	762,705	579,857	480,793

	$18,562,060	$11,979,274	$12,616,589

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 12 — RELATIVE CONTRACTUAL MATURITIES AND WEIGHTED-AVERAGE YIELDS FOR SECURITIES

	Securities Maturing
(Dollars in thousands)	Within One Year	After One But Within Five Years	After Five But Within Ten Years	After Ten Years	Total
SECURITIES:
U.S. Treasury securities	$12,531	$212,528	$171,736	$3,270	$400,065
Federal agency securities	366,125	1,076,512	2,289,124	20,455	3,752,216
Obligations of states and political subdivisions	19,951	196,591	460,263	111,931	788,736
Mortgage-backed securities	559	66,756	1,462,772	11,247,271	12,777,358
Other debt securities	4,590	35,007	4,292	37,091	80,980

	$403,756	$1,587,394	$4,388,187	$11,420,018	$17,799,355

Weighted-average yield	3.71%	4.43%	4.95%	5.18%	5.03%

Taxable-equivalent adjustment for calculation of yield	$437	$4,307	$10,085	$2,453	$17,282

Note: The weighted-average yields are calculated on the basis of the yield to maturity based on the book value of each security. Weighted-average yields on tax-exempt obligations have been computed on a fully taxable-equivalent basis using a tax rate of 35%. Yields on tax-exempt obligations have not been adjusted for the non-deductible portion of interest expense used to finance the purchase of tax-exempt obligations.

of $139.6 million. The decrease in net unrealized loss at December 31, 2006 reflects purchases, maturities and sales throughout the year and the impact on bond prices of increases in interest rates during 2006. Net unrealized gains and losses in the securities available for sale portfolio are included in stockholders’ equity as accumulated other comprehensive income or loss, net of tax.

Maturity Analysis – The average life of the securities portfolio, at December 31, 2006, was estimated to be 4.1 years with a duration of approximately 3.3 years. These metrics compare with an estimated average life of 3.7 years with a duration of approximately 3.1 years for the portfolio at December 31, 2005. Table 12 illustrates the securities portfolio’s contractual maturities and weighted-average yields.

Portfolio Quality – Regions’ investment policy stresses credit quality and liquidity. Securities rated in the highest category by nationally recognized rating agencies and securities backed by the U.S. Government and its agencies, both on a direct and indirect basis, represented approximately 98 percent of the investment portfolio at December 31, 2006. State, county, and local municipal securities rated below single A or which are non-rated represented just 0.1 percent of total securities at year-end 2006.

Trading Account Assets

Trading account assets increased $450.9 million to $1.4 billion at December 31, 2006. Trading account assets, which consist of U.S. Government agency and guaranteed securities, and corporate and tax-exempt securities, are held at Morgan Keegan for the purpose of selling at a profit and are carried at market value with changes in market value reflected in the consolidated statements of income. Table 13 details the carrying value of trading account assets by type of security.

TABLE 13 — TRADING ACCOUNT ASSETS

	December 31
(In thousands)	2006	2005
TRADING ACCOUNT ASSETS:
U.S. Treasury and Federal agency securities	$924,796	$598,222
Obligations of states and political subdivisions	250,963	181,467
Other securities	267,235	212,393

	$1,442,994	$992,082

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Margin Receivables

Margin receivables totaled $570.1 million at December 31, 2006 and $527.3 million at December 31, 2005. Margin receivables represent funds advanced to brokerage customers for the purchase of securities that are secured by certain marketable securities held in the customer’s brokerage account. The risk of loss from these receivables is minimized by requiring that customers maintain marketable securities in the brokerage account which have a fair market value substantially in excess of the funds advanced to the customer.

Premises and Equipment

Premises and equipment at December 31, 2006 increased by $1.3 billion from the prior year. This increase resulted from the addition of $1.3 billion in premises and equipment related to acquired AmSouth properties and from the construction of 35 new branches during 2006. The Company plans to build approximately 50 branches in 2007 in high-growth markets, mainly in Florida.

Excess Purchase Price

Excess purchase price at December 31, 2006 totaled $11.2 billion as compared to $5.0 billion at December 31, 2005. The significant increase in this balance is related to the AmSouth merger. See Note 2, “Business Combinations” to the consolidated financial statements for a summary of the AmSouth-related excess purchase price.

Mortgage Servicing Rights

Mortgage servicing rights at December 31, 2006 totaled $374.9 million compared to $412.0 million at December 31, 2005. A summary of mortgage servicing rights is presented in Table 14. The balances shown represent the right to service mortgage loans that are owned by other investors and include original amounts capitalized, less accumulated amortization and a valuation allowance. Impacting the valuation allowance,

$3.7 million in permanent impairment of servicing assets was recognized during the second quarter of 2006 when previously recognized impairment was deemed unrecoverable.

The carrying values of mortgage servicing rights are affected by various factors, including prepayments of the underlying mortgages. A significant change in prepayments of mortgages in the servicing portfolio could result in significant changes in the valuation adjustments.

The mortgage servicing rights valuation allowance increased by $11.8 million in 2006, due to lower mortgage rates and corresponding increased prepayment speeds in the last half of the year, partially offset by the permanent impairment recognized in the second quarter of 2006.

Other Identifiable Intangible Assets

Other identifiable intangible assets totaled $957.8 million at December 31, 2006, compared to $314.4 million at December 31, 2005. The increase from 2005, net of amortization of previously existing intangibles, is attributable to the addition of $704.0 million of core deposit intangibles in connection with the AmSouth transaction. See Note 8, “Intangible Assets” to the consolidated financial statements for further information.

DEPOSITS

Deposits are Regions’ primary source of funds, providing funding for 81 percent of average earning assets in 2006 and 80 percent in 2005. Deposits and deposit growth were significantly impacted by the merger with AmSouth in 2006. The AmSouth merger added $37.6 billion of total deposits in 2006. The impact of deposits added in connection with the AmSouth merger is a primary factor in the discussion of variances between 2006 and 2005. The $37.6 billion of deposits added through the 2006 acquisition of AmSouth consisted of $7.7 billion of non-interest-bearing deposits and $29.9 billion of interest-bearing deposits. Average deposits increased $7.8 billion, or 13 percent, in 2006.

TABLE 14 — MORTGAGE SERVICING RIGHTS

	December 31
(In thousands)	2006	2005	2004
Balance at beginning of year	$441,508	$458,053	$166,346
Added in connection with acquisition	—	—	352,574
Sale of servicing assets	(4,786)	(4,007)	(68,795)
Amounts capitalized	53,777	71,968	70,745
Permanent impairment	(3,719)	—	—
Amortization	(70,563)	(84,506)	(62,817)

	416,217	441,508	458,053
Valuation allowance	(41,346)	(29,500)	(61,500)

Balance at end of year	$374,871	$412,008	$396,553

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 15 — AVERAGE DEPOSITS

	December 31
(In thousands)	2006	2005	2004
Non-interest-bearing demand	$13,874,459	$12,156,817	$8,656,768
Non-interest-bearing demand – divestitures	91,135	—	—

Total non-interest bearing deposits	13,965,594	12,156,817	8,656,768

Savings accounts	3,205,123	2,926,512	2,176,025
Interest-bearing transaction accounts	3,133,768	2,873,955	2,931,652
Money market accounts	21,426,701	19,043,326	15,105,420
Certificates of deposit of $100,000 or more	8,855,396	8,049,384	4,952,292
Other interest-bearing deposits	16,514,223	14,662,901	11,193,122
Interest-bearing deposits – divestitures	365,642	—	—

Total interest-bearing deposits	53,500,853	47,556,078	36,358,511

	$67,466,447	$59,712,895	$45,015,279

Regions competes with other banking and financial services companies for a share of the deposit market. Regions’ ability to compete in the deposit market depends heavily on how effectively the Company meets customers’ needs. Regions employs various means to meet those needs and enhance competitiveness, such as providing well-designed products, providing a high level of customer service, providing competitive pricing and expanding the traditional branch network to provide convenient branch locations for its customers. Regions also employs such means to serve customers as providing centralized, high-quality telephone banking services and alternative product delivery channels, such as Internet banking. Regions’ success at competing for deposits is discussed below.

Average non-interest-bearing deposits grew 15 percent in 2006. This growth was primarily attributable to the AmSouth merger. Non-interest-bearing deposits continue to be a significant funding source for Regions, accounting for approximately 21 percent of average total deposits in 2006.

Average savings account balances increased 10 percent in 2006, primarily resulting from the impact of accounts added in connection with the AmSouth acquisition. Savings accounts comprised approximately five percent of average total deposits in 2006.

Average interest-bearing transaction account balances increased nine percent in 2006, due primarily to the AmSouth merger. Interest-bearing transaction accounts accounted for five percent of average total deposits in 2006.

In 2006, the average balance for money market accounts increased 13 percent compared to 2005, due to the impact of money market accounts added in connection with the AmSouth merger as well as customers seeking liquid deposit accounts with a more attractive rate of return. Money market products are one of Regions’ most significant funding sources, accounting for 32 percent of average total deposits in 2006.

The average balance of certificates of deposit of $100,000 or more increased 10 percent in 2006, primarily due to the AmSouth merger and customer preference for higher-rate deposits, along with competitive pricing on these deposit instruments. Certificates of deposit of $100,000 or more accounted for 13 percent of average total deposits in 2006.

The average balance of other interest-bearing deposits (primarily certificates of deposit of less than $100,000) increased 13 percent in 2006, due primarily to the AmSouth merger, customer preferences for higher-rate deposits and attractive rates on these products. This category of deposits continues to be one of Regions’ primary funding sources, accounting for 24 percent of average total deposits in 2006. Table 15 provides a summary of average deposits.

Regions agreed to divest 52 AmSouth branches in connection with the AmSouth merger. Approximately $456.8 million of average deposits ($2.8 billion of period-end deposits) have been designated as divestiture-related, and have been classified in separate categories on the statement of condition as of December 31, 2006. Included in divestiture-related average deposits are $91.1 million of interest-free deposits and $365.6 million of interest-bearing deposits ($533.3 million and $2.2 billion of period-end deposits, respectively).

Low-cost deposits, which include non-interest bearing demand deposits, savings accounts, interest-bearing transaction accounts, and money market accounts, totaled 62 percent of average deposits in 2006. As discussed above, during 2006, customers migrated toward certificates of deposit due to the rising interest rate environment, resulting in a decrease in the percentage of low-cost deposits to average deposits.

The sensitivity of Regions’ deposit rates to changes in market interest rates is reflected in Regions’ average interest rate paid on interest-bearing deposits. The Federal Funds

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 16 — MATURITY OF TIME DEPOSITS OF $100,000 OR MORE

	December 31
(In thousands)	2006	2005
Interest-bearing deposits of less than $ 100,000	$66,910,614	$38,879,777
Time deposits of $100,000 or more, maturing in:
3 months or less	5,673,392	3,320,982
Over 3 through 6 months	3,342,617	1,177,480
Over 6 through 12 months	3,306,596	1,772,039
Over 12 months	1,285,973	1,529,051

	13,608,578	7,799,552

	$80,519,192	$46,679,329

rate increased 200 basis points during 2005 and increased another 100 basis points in 2006. While Regions’ average interest rate paid on interest-bearing deposits generally follows these trends, a lag period exists between the change in market rates and the repricing of the deposits. The rate paid on interest-bearing deposits increased from 2.11 percent in 2005 to 3.14 percent in 2006. Table 16 presents maturities of time deposits of $100,000 or more at December 31, 2006 and 2005.

SHORT-TERM BORROWINGS

Regions’ short-term borrowings consist of federal funds purchased, securities sold under agreements to repurchase, FHLB advances, senior bank notes, brokerage customer liabilities, short-sale liabilities and other short-term borrowings. See Note 10, “Short-Term Borrowings” to the consolidated financial statements for further discussion.

Federal funds purchased and securities sold under agreements to repurchase are used to satisfy daily funding needs. Federal funds purchased and security repurchase agreements totaled $7.7 billion at December 31, 2006 and $3.9 billion at December 31, 2005. Balances in these accounts can fluctuate significantly on a day-to-day basis. The average balance of federal funds purchased and security repurchase agreements, net of federal funds sold and security reverse repurchase agreements, increased $435.5 million in 2006 due primarily to the larger balance sheet resulting from the AmSouth merger.

At December 31, 2006, $500.0 million of FHLB short-term borrowings were outstanding, compared to none outstanding at December 31, 2005.

At December 31, 2006, $250.0 million of short-term senior bank notes were outstanding, all of which were assumed in the AmSouth acquisition.

Regions maintains a liability for its brokerage customer position through Morgan Keegan. This represents liquid funds in customers’ brokerage accounts. Balances due to brokerage customers totaled $492.6 million at December 31, 2006, with an interest rate of 2.4 percent, as compared to $547.7 million at December 31, 2005, with an interest rate of 1.7 percent.

The short-sale liability, which is primarily maintained at Morgan Keegan in connection with customer accounts, was $587.7 million at December 31, 2006 compared to $338.2 million at December 31, 2005. The balance of this account fluctuated on a frequent basis based on customer activity.

Other short-term borrowings increased by $8.2 million to $160.4 million at December 31, 2006. This balance includes certain lines of credit that Morgan Keegan maintains with unaffiliated banks and derivative collateral. The lines of credit had maximum borrowings of $250.0 million at December 31, 2006.

LONG-TERM BORROWINGS

Regions’ long-term borrowings consist primarily of FHLB borrowings, subordinated notes, senior notes and other long-term notes payable. See Note 11, “Long-Term Borrowings” to the consolidated financial statements for further discussion.

Membership in the FHLB system provides access to an additional source of lower-cost funds. FHLB long-term advances totaled $2.4 billion at December 31, 2006, an increase of $515.3 million compared to 2005. In 2006, Regions recognized a $1.6 million gain, recorded as a reduction of non-interest expense, on the call of advances that had been previously marked-to-market in connection with the Union Planters transaction.

As of December 31, 2006, Regions had subordinated notes of $3.6 billion, compared to $2.1 billion at December 31, 2005. The merger with AmSouth added $1.5 billion in subordinated notes. Regions’ subordinated notes consist of ten issues with interest rates ranging from 4.85 percent to 7.75 percent.

Senior debt and bank notes totaled $1.9 billion at December 31, 2006 compared to $2.2 billion at December 31, 2005.

In February 2001, Regions issued $287.5 million of 8.00 percent trust preferred securities. Junior subordinated notes

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 17 — SHORT-TERM BORROWINGS

		December 31
(Dollars in thousands)	2006	2005	2004

Maximum amount outstanding at any month-end: Federal funds purchased and securities sold under agreements to repurchase	$7,676,254	$5,233,068	$7,305,050
Aggregate short-term borrowings	9,667,071	6,529,929	8,600,110
Average amount outstanding (based on average daily balances)	6,251,419	5,517,576	6,245,334
Weighted-average interest rate at year-end	4.6%	3.8%	2.3%
Weighted-average interest rate on amounts outstanding during the year (based on average daily balances)	4.4%	3.0%	1.7%

were issued by Regions to two subsidiary business trusts, which issued the trust preferred securities. In connection with the acquisition of Union Planters, Regions assumed $224.3 million of 8.2 percent junior subordinated notes which were issued to subsidiary business trusts. During 2006, the $287.5 million of Regions trust preferred securities were called and related junior subordinated notes were extinguished.

Other long-term debt at December 31, 2006, 2005 and 2004, had weighted-average interest rates of 6.4 percent, 7.9 percent and 7.7 percent, respectively, and a weighted-average maturity of 8.3 years at December 31, 2006. Regions has $86.2 million included in other long-term debt in connection with a seller-lessee transaction with continuing involvement (see Note 22, “Commitments and Contingencies” to the consolidated financial statements).

RATINGS

Table 18 reflects the most recent debt ratings of Regions Financial Corporation and Regions Bank by Standard & Poor’s Corporation, Moody’s Investors Service, Fitch IBCA and Dominion Bond Rating Service.

A security rating is not a recommendation to buy, sell or hold securities, and the ratings above are subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

STOCKHOLDERS’ EQUITY

Stockholders’ equity grew from $10.6 billion at year-end 2005 to $20.7 billion at year-end 2006. Equity issued in connection with the AmSouth acquisition added $9.9 billion. Internally generated retained earnings (net income less dividends) contributed $458.3 million of this growth with $257.0 million attributable to the exercise of stock options and the issuance of stock for employee incentive plans. Partially offsetting the growth in equity were share repurchases totaling $490.4 million and an increase in the accumulated other comprehensive loss to $131.3 million at December 31, 2006, compared to a loss of $92.3 million at year-end 2005. The change in accumulated other comprehensive loss primarily relates to pension liability adjustments as a result of the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” The internal capital generation rate (net income less dividends as a percentage of average stockholders’ equity) was 3.7 percent in 2006, compared to 3.5 percent in 2005. This ratio increased in 2006 primarily due to the increase in net income during the year.

During 2006, Regions repurchased 13.7 million shares at a total cost of $490.4 million. At December 31, 2006, 13.9 million shares were available for repurchase under current and previous repurchase authorizations. In January 2007, Regions’ Board of Directors approved an additional authorization to repurchase 50 million shares.

Regions’ ratio of stockholders’ equity to total assets was 14.44 percent at December 31, 2006 compared to 12.52 percent at December 31, 2005. This ratio increased during 2006 due to the increase in equity in connection with the AmSouth merger. Regions’ ratio of tangible stockholders’ equity (stockholders’ equity less excess purchase price and other identifiable intangibles) to total tangible assets was 6.53 percent at December 31, 2006 compared to 6.64 percent at December 31, 2005.

Regions attempts to balance the return to stockholders through the payment of dividends with the need to maintain strong capital levels for future growth opportunities. In 2006, on a per share basis, Regions returned 52 percent of earnings to its stockholders in the form of dividends. Total dividends paid by Regions in 2006 were $894.8 million, or $1.40 per share, an increase of three percent from the $1.36 per share paid in 2005.

In December 2006, the Board of Directors declared a three percent increase in the quarterly cash dividend from $0.35

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 18 — CREDIT RATINGS

	Standard & Poor’s	Moody’s	Fitch	Dominion
REGIONS FINANCIAL CORPORATION
Senior notes	A	A1	A+	AH
Subordinated notes	A-	A2	A	A
Trust preferred securities	BBB+	A2	A	A
REGIONS BANK
Short-term certificates of deposit	A-1	P-1	F1+	R-1M
Short-term debt	A-1	P-1	F1+	R-1M
Long-term certificates of deposit	A+	Aa3	AA-	AAL
Long-term debt	A+	Aa3	A+	AAL

Table reflects ratings as of December 31, 2006.

to $0.36 per share. Fiscal 2007 marks the 36th consecutive year that Regions has increased quarterly cash dividends.

BANK REGULATORY CAPITAL REQUIREMENTS

Regions and Regions Bank are required to comply with capital adequacy standards established by banking regulatory agencies. Currently, there are two basic measures of capital adequacy: a risk-based measure and a leverage measure.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and financial holding companies, to account for off-balance sheet exposure and interest rate risk and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with specified risk-weighting factors. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. Banking organizations that are considered to have excessive interest rate risk exposure are required to maintain additional capital.

The minimum standard for the ratio of total capital to risk-weighted assets is eight percent. At least 50 percent of that capital level must consist of common equity, undivided profits and non-cumulative perpetual preferred stock, less excess purchase price and certain other intangibles (“Tier 1 capital”). The remainder (“Tier 2 capital”) may consist of a limited amount of other preferred stock, mandatory convertible securities, subordinated debt and a limited amount of the allowance for credit losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The banking regulatory agencies also have adopted regulations that supplement the risk-based guidelines to include a minimum ratio of three percent of Tier 1 capital to average assets less excess purchase price (the “leverage ratio”). Depending upon the risk profile of the institution and other factors, the regulatory agencies may require a leverage ratio of one percent to two percent above the minimum three percent level. Table 19 summarizes Regions’ capital ratios at December 31, 2006, which substantially exceeded all regulatory requirements.

Total capital at Regions Bank also has an important effect on the amount of Federal Depository Insurance Corporation (“FDIC”) insurance premiums paid. Institutions not considered well capitalized can be subject to higher rates for FDIC insurance. As of December 31, 2006, Regions Bank had the requisite capital levels to qualify as well capitalized (see Note 12, “Regulatory Capital Requirements and Restrictions” to the consolidated financial statements).

Under the Federal Deposit Insurance Reform Act of 2005 and the FDIC’s revised premium assessment program, every FDIC-insured institution will pay some level of deposit insurance assessments regardless of the level of designated reserve ratio. Regions Bank paid $7.1 million in FDIC deposit premiums in 2006.

The FDIC also finalized rules providing for a one-time credit to each eligible insured depository institution based on the assessment base of the institution on December 31, 1996. Preliminary estimates are that Regions Bank will qualify for a credit of approximately $110 million.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 19 — CAPITAL RATIOS

	December 31
(Dollars in thousands)	2006	2005
RISK-BASED CAPITAL:
Stockholders’ equity	$20,701,454	$10,614,283
Less: Net unrealized (losses) on securities available for sale	(79,471)	(86,671)
Less: Accumulated net (losses) on cash flow hedges	(51,802)	(5,654)
Qualifying minority interests in consolidated subsidiaries	89,355	88,707
Qualifying trust preferred securities	218,968	507,270
Less: Goodwill and other disallowed intangible assets	11,734,934	5,341,411
Less: Disallowed servicing assets	30,728	38,724

Tier 1 capital	9,375,388	5,922,450
Qualifying subordinated debt	2,769,063	1,928,435
Adjusted allowance for loan losses*	1,109,238	784,267
Other	150,437	150,377

Tier 2 capital	4,028,738	2,863,079

Total capital	$13,404,126	$8,785,529

Risk-adjusted assets	$116,180,524	$68,877,744

CAPITAL RATIOS:
Tier 1 capital to total risk-adjusted assets	8.07%	8.60%
Total capital to total risk-adjusted assets	11.54	12.76
Leverage	8.30	7.42
Ending equity to assets	14.44	12.52
Ending tangible equity to tangible assets	6.53	6.64

*	Includes $53,285 and $731 in 2006 and 2005, respectively, associated with reserves recorded in other liabilities for off-balance sheet credit exposures.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Regions’ primary off-balance sheet arrangements are financial instruments issued in connection with lending activities. These arrangements include commitments to extend credit, standby letters of credit, and commercial letters of credit. See Note 22, “Commitments and Contingencies” to the consolidated financial statements for further discussion, including details of the contractual amounts outstanding at December 31, 2006.

In connection with the AmSouth merger, Regions became the seller of commercial loans to third-party, multi-issuer conduits, in which Regions retained servicing responsibilities. As part of the sale and securitization of commercial loans to conduits, Regions provides credit enhancements to the conduits in the form of letters of credit totaling $50.0 million at December 31, 2006. Regions also provides liquidity lines of credit to support the issuance of commercial paper under 364-day loan commitments. These liquidity lines can be drawn upon in the unlikely event of a commercial paper market disruption or other factors, which could prevent the asset-backed commercial paper issuers from being able to issue commercial paper. Regions had liquidity lines of credit supporting these conduit transactions of $431.7 million at December 31, 2006. For additional discussion, see the “Liquidity” section.

Regions also has certain variable interests in unconsolidated variable interest entities (i.e., Regions is not the primary beneficiary). Regions owns the common stock of subsidiary business trusts, which have issued mandatorily redeemable preferred capital securities (“trust preferred securities”) in the aggregate of $290.5 million at the time of issuance. Also, Regions periodically invests in various limited partnerships that sponsor affordable housing projects, which are funded through a combination of debt and equity with equity typically comprising 30 percent to 50 percent of the total partnership capital. Regions’ maximum exposure to loss as of December 31, 2006 was $321.2 million, which included $84.8 million in unfunded commitments to the partnerships.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 20 — CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD
(In thousands)	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
Long-term borrowings	$961,264	$1,596,744	$2,736,932	$3,347,709	$8,642,649
Time deposits	27,236,895	2,883,995	998,250	58,598	31,177,738
Operating lease payments	137,616	239,598	166,940	473,177	1,017,331
Purchase obligations	79,181	86,570	22,190	2,596	190,537
Other	—	—	—	354,343	354,343

	$28,414,956	$4,806,907	$3,924,312	$4,236,423	$41,382,598

Table 20 summarizes Regions’ contractual cash obligations at December 31, 2006. A discussion regarding liquidity related to long-term borrowings is included in the “Liquidity” section presented later in MD&A. Regions intends to fund the contractual obligations presented in Table 20 primarily through cash generated from normal operations.

EFFECTS OF INFLATION

The majority of assets and liabilities of a financial institution are monetary in nature; therefore, a financial institution differs greatly from most commercial and industrial companies, which have significant investments in fixed assets or inventories that are greatly impacted by inflation. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also affects other expenses that tend to rise during periods of general inflation.

Management believes the most significant potential impact of inflation on financial results is a direct result of Regions’ ability to react to changes in interest rates. Management is attempting to maintain an essentially balanced position between rate- sensitive assets and liabilities in order to minimize the impact of interest rate fluctuations on net interest income.

RISK MANAGEMENT

Risk identification and risk management are key elements in the overall management of Regions. Management believes the primary risk exposures are interest rate and associated prepayment risk, liquidity risk, market and other brokerage-related risk associated with Morgan Keegan and credit risk. Interest rate risk is the risk to net interest income due to the impact of movements in interest rates. Prepayment risk is the risk that borrowers may repay their loans or securities earlier than at their stated maturities. Liquidity risk relates to Regions’ ability to fund present and future obligations. The Company, through Morgan Keegan, is also subject to various market-

related risks associated with its brokerage and market-related activities. Credit risk represents the possibility that borrowers may not be able to repay loans.

External factors beyond management’s control may from time to time result in losses despite risk management efforts. Management follows a formal policy to evaluate and document the key risks facing each line of business, how those risks can be controlled or mitigated, and how management monitors the controls to ensure that they are effective. Regions’ Internal Audit Division performs ongoing, independent reviews of the risk management process and assures the adequacy of documentation. The results of these reviews are reported regularly to the Audit Committee of the Board of Directors. The Company also has a Risk Committee which assists the Board of Directors in overseeing the Company’s policies, procedures and practices relating to market, regulatory and operational risk.

Some of the more significant processes used to manage and control these and other risks are described in the remainder of MD&A.

INTEREST RATE RISK

Regions’ primary market risk is interest rate risk, including uncertainty with respect to absolute interest rate levels as well as uncertainty with respect to relative interest rate levels, which is impacted by both the shape and the slope of the various yield curves that affect the financial products and services that the Company offers. To quantify this risk, Regions measures the change in its net interest income in various interest rate scenarios as compared to a base case scenario. Net interest income sensitivity is a useful short-term indicator of Regions’ interest rate risk.

Sensitivity Measurement – Financial simulation models are Regions’ primary tools used to measure interest rate exposure. Using a wide range of sophisticated simulation techniques provides management with extensive information on the potential impact to net interest income caused by changes in interest rates. Models are structured to simulate cash flows and accrual characteristics of Regions’ statements of condition.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Assumptions are made about the direction and volatility of interest rates, the slope of the yield curve, and the changing composition of the statements of condition that result from both strategic plans and from customer behavior. Among the assumptions are expectations of balance sheet growth and composition, the pricing and maturity characteristics of existing business and the characteristics of future business. Interest rate-related risks are expressly considered, such as pricing spreads, the lag time in pricing administered rate accounts, prepayments and other option risks. Regions considers these factors, as well as the degree of certainty or uncertainty surrounding their future behavior. Financial derivative instruments are used in hedging the values of selected assets and liabilities against changes in interest rates. The effect of these hedges is included in the simulations of net interest income.

The primary objective of Asset/Liability Management at Regions is to coordinate balance sheet composition with interest rate risk management to sustain reasonable and stable net interest income throughout various interest rate cycles. A standard set of alternate interest rate scenarios is compared to the results of the base case scenario to determine the extent of potential fluctuations and to establish exposure limits. The standard set of interest rate scenarios includes the traditional instantaneous parallel rate shifts of plus and minus 100 and 200 basis points. In addition, Regions includes simulations of gradual interest rate movements that may more realistically mimic potential interest rate movements. The gradual scenarios include curve steepening, flattening, and parallel movements of various magnitudes phased in over a six-month period.

Exposure to Interest Rate Movements – As of December 31, 2006, Regions maintained a moderately asset sensitive position to both gradual and instantaneous rate shifts of plus or minus 100 or 200 basis points. Table 21 demonstrates the estimated potential effects that gradual (over six months beginning at December 31, 2006 and 2005, respectively) and instantaneous parallel interest rate shifts would have on Regions’ net interest income.

Derivatives – Regions uses financial derivative instruments for management of interest rate sensitivity. The Asset and Liability Committee (“ALCO”), in its oversight role for the management of interest rate sensitivity, approves the use of derivatives in balance sheet hedging strategies. The most common derivatives Regions employs are interest rate swaps, interest rate options, forward sale commitments, and interest rate and foreign exchange forward contracts. Derivatives are also used to hedge the risks associated with customer derivatives.

        Interest rate swaps are contractual agreements typically entered into to exchange fixed for variable streams of interest payments. The notional principal is not exchanged but is used as a reference for the size of the interest payments. Interest rate options are contracts that allow the buyer to purchase or sell a financial instrument at a predetermined price and time. Forward sale commitments are contractual obligations to sell money market instruments at a future date for an already agreed-upon price. Foreign exchange forwards are contractual agreements to receive or deliver a foreign currency at an agreed-upon future date and price.

Regions has made use of interest rate swaps and interest rate options to convert a portion of its fixed-rate funding position to a variable-rate position, and in some cases to convert a portion of its variable-rate loan portfolio to fixed-rate. Regions also uses derivatives to manage interest rate and pricing risk associated with its mortgage origination business. Futures contracts and forward sales commitments are used to protect the value of the loan pipeline and loans held for sale from changes in interest rates and pricing. In the period of time that elapses between the origination and sale of mortgage loans, changes in interest rates have the potential to cause a decline in the value of the loans in this held for sale portfolio.

Regions manages the credit risk of these instruments in much the same way as it manages credit risk of the loan portfolios by establishing credit limits for each counterparty and through collateral agreements for dealer transactions. For non-dealer transactions, the need for collateral is evaluated on an individual transaction basis and is primarily dependent on the financial strength of the counterparty. Credit risk is also reduced significantly by entering into legally enforceable master netting agreements. When there is more than one transaction with a counterparty and there is a legally enforceable master netting agreement in place, the exposure represents the net of the gain and loss positions with that counterparty. The “Credit Risk” section in MD&A contains more information on the management of credit risk.

Regions also uses derivatives to meet the needs of its customers. Interest rate swaps, interest rate options and foreign exchange forwards are the most common derivatives sold to customers. Positions with similar characteristics are used to hedge the market risk and minimize income statement volatility associated with this portfolio. Instruments used to service customers are entered into the trading account with changes in value recorded in the consolidated statements of income.

        The objective of Regions’ hedging strategies is to mitigate the impact of interest rate changes, from an economic perspective, on net interest income and the net present value of its balance sheet. The overall effectiveness of these hedging strategies is subject to market conditions, the quality of Regions’ execution, the accuracy of its asset valuation assumptions, counterparty credit risk and changes in interest rates. As a result, Regions’ hedging strategies may be ineffective in mitigating the impact of interest rate changes on its earnings. Refer to Note 19, “Derivative Financial Instruments and Hedging Activities,” to the consolidated financial statements for a tabular summary of Regions’ year-end derivatives positions.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 21 — INTEREST RATE SENSITIVITY

(Dollars in thousands)		Increase (Decrease) in Net Interest Income
Gradual Change in Interest Rates

2006
	+ 200 basis points	$45,000	1.0%
	+ 100 basis points	19,000	0.4
	- 100 basis points	(25,000)	(0.5)
	- 200 basis points	(27,000)	(0.6)

2005
	+ 200 basis points	$140,000	4.9%
	+ 100 basis points	79,000	2.8
	- 100 basis points	(67,000)	(2.3)
	- 200 basis points	(169,000)	(5.9)

Instantaneous Change in Interest Rates

2006
	+ 200 basis points	$16,000	0.3%
	+ 100 basis points	11,000	0.2
	- 100 basis points	(15,000)	(0.3)
	- 200 basis points	(27,000)	(0.6)

2005
	+ 200 basis points	$147,000	5.2%
	+ 100 basis points	85,000	3.0
	- 100 basis points	(81,000)	(2.9)
	- 200 basis points	(224,000)	(7.9)

PREPAYMENT RISK

Regions, like most financial institutions, is subject to changing prepayment speeds on mortgage-related assets under different interest rate environments. Prepayment risk is a significant risk to earnings and specifically to net interest income. For example, mortgage loans and other financial assets may be prepaid by a debtor, so that the debtor may refinance its obligations at lower rates. As loans and other financial assets prepay in a falling rate environment, Regions must reinvest these funds in lower yielding assets. Prepayments of assets carrying higher rates reduce Regions’ interest income and overall asset yields. Conversely, in a rising rate environment, these assets will prepay at a slower rate resulting in opportunity cost by not having the cash flow to reinvest at higher rates. Regions’ greatest exposure to prepayment risks primarily rests in its mortgage-backed securities portfolio, mortgage and fixed-rate loan portfolio and the mortgage servicing asset, all of which tend to be sensitive to interest rate movements.

Regions also has prepayment risk that would be reflected in non-interest income in the form of servicing income on loans sold. Regions actively monitors prepayment exposure as part of its overall net interest income forecasting and interest rate risk management.

LIQUIDITY RISK

Liquidity is an important factor in the financial condition of Regions and affects Regions’ ability to meet the borrowing needs and deposit withdrawal requirements of its customers. Assets, consisting principally of loans and securities, are funded by customer deposits, purchased funds, borrowed funds and stockholders’ equity. Regions’ goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers, while at the same time meeting its cash flow needs. This is accomplished through the active management of both the asset and liability sides of the balance sheet. The liquidity position of Regions is monitored on a daily basis

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

by Regions’ Treasury Division. In addition, the Asset and Liability Committee, which consists of members of Regions’ senior management team, reviews liquidity on a regular basis and approves any changes in strategy that are necessary as a result of asset/liability composition or anticipated cash flow changes. Management also compares Regions’ liquidity position to established corporate liquidity policies on a monthly basis. At December 31, 2006, Regions was within all of the Company’s established liquidity policies.

The securities portfolio is one of Regions’ primary sources of liquidity. Maturities of securities provide a constant flow of funds available for cash needs (see Table 12, “Relative Contractual Maturities and Weighted-Average Yields for Securities”). Maturities in the loan portfolio also provide a steady flow of funds (see Table 10, “Selected Loan Maturities”). At December 31, 2006, commercial loans, real estate construction loans and certain real estate mortgage loans with an aggregate balance of $25.2 billion, as well as securities of $403.8 million, were due to mature in one year or less. Additional funds are provided from payments on consumer loans and one- to four-family residential mortgage loans. Historically, Regions’ high levels of earnings have also contributed to cash flow. In addition, liquidity needs can be met by the purchase of funds in state and national money markets. Regions’ liquidity also continues to be enhanced by a relatively stable deposit base.

As reflected in the consolidated statements of cash flows, operating activities provided significant levels of funds in 2006, due primarily to high levels of net income. Investing activities were a net provider of funds in 2006, primarily due to proceeds from the sale and maturity of securities available for sale and the AmSouth acquisition, partially offset by the purchase of securities available for sale (replacing those that matured or were sold) and increased lending activity. Securities were sold in 2006 and in 2005 primarily to manage interest rate sensitivity. Financing activities were a net user of funds in 2006, reflecting payments made on borrowings, payment of cash dividends and repurchase of Regions stock, offset partially by increased deposit levels in 2006.

Regions’ financing arrangement with the FHLB adds additional flexibility in managing its liquidity position. The maximum amount that could be borrowed from the FHLB under the current borrowing agreement is approximately $27.7 billion (see Note 11, “Long-Term Borrowings” to the consolidated financial statements). However, the actual borrowing capacity is contingent on the amount of collateral pledged to the FHLB. At December 31, 2006, approximately $4.9 billion of first mortgage loans on one- to four-family dwellings held by Regions Bank were pledged to secure borrowings from the FHLB. Investment in FHLB stock is required in relation to the level of outstanding borrowings. Regions held $159.0 million in FHLB stock at December 31, 2006. The FHLB has been and is expected to continue to be a reliable and economical source of funding. As of December 31, 2006, Regions’ borrowings from the FHLB totaled $2.9 billion.

During the second quarter of 2005, Regions filed a universal shelf registration statement that allows the Company to issue up to $2 billion of various debt and equity securities at market rates for future funding and liquidity needs. On August 3, 2005, Regions issued $750 million of senior debt notes ($400 million of 3-year floating-rate notes and $350 million of 3-year fixed-rate notes) under the above universal shelf registration statement. No additional issuances related to the shelf were made in 2006.

In addition, Regions’ bank subsidiary has the requisite agreements in place to issue and sell up to $5 billion of bank notes to institutional investors through placement agents. As of December 31, 2006, approximately $953 million of bank notes were outstanding. The issuance of additional bank notes could provide a significant source of liquidity and funding to meet future needs.

Morgan Keegan maintains certain lines of credit with unaffiliated banks to manage liquidity in the ordinary course of business (see Note 10, “Short-Term Borrowings” to the consolidated financial statements).

As an additional source of liquidity and in connection with the AmSouth transaction, Regions began periodically selling commercial loans to qualifying special purpose entities known as conduits in securitization transactions in 2006. The conduits are financed by the issuance of securities to asset-backed commercial paper issuers. The transactions are accounted for as sales and allow Regions to utilize its asset capacity and capital for higher yielding interest-earning assets, while continuing to manage customer relationships. At December 31, 2006, the outstanding balance of commercial loans sold to conduits was $431.7 million.

While the conduit transactions are a source of funding, these off-balance sheet arrangements have the potential to require Regions to provide funding to the conduits in the event of a liquidity shortage. Regions provides credit enhancements to these securitizations by providing standby letters of credit, which create exposure to credit risk to the extent of the letters of credit. At December 31, 2006, Regions had $50.0 million of letters of credit supporting the conduit sales. This credit risk is reviewed quarterly and a reserve for loss exposure is maintained in other liabilities on the balance sheet.

If Regions is unable to maintain or renew its financing arrangements, obtain funding in the capital markets on reasonable terms or experiences a decrease in earnings, it may be required to slow or reduce the growth of the assets on its balance sheet which may adversely impact its earnings.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MARKET AND OTHER BROKERAGE-RELATED RISK

Morgan Keegan’s business activities, including its securities inventory positions and securities held for investment, expose it to market risk.

Morgan Keegan trades for its own account in corporate and tax-exempt securities and U.S. Government, agency and guaranteed securities. Most of these transactions are entered into to facilitate the execution of customers’ orders to buy or sell these securities. In addition, it trades certain equity securities in order to “make a market” in these securities. Morgan Keegan’s trading activities require the commitment of capital. All principal transactions place the subsidiary’s capital at risk. Profits and losses are dependent upon the skills of employees and market fluctuations. In order to mitigate the risks of carrying inventory and as part of other normal brokerage activities, Morgan Keegan assumes short positions on securities. The establishment of short positions exposes Morgan Keegan to off-balance sheet risk in the event that prices increase, as it may be obligated to cover such positions at a loss. Morgan Keegan manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

In the normal course of business, Morgan Keegan enters into underwriting and forward and future commitments. At December 31, 2006, the contract amounts of futures contracts were $52 million to purchase and $66 million to sell U.S. Government and municipal securities. Morgan Keegan typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on Regions’ consolidated financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. Regions’ exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Additionally, in the normal course of business, Morgan Keegan enters into transactions for delayed delivery, to-be-announced securities which are recorded on the consolidated statements of financial condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which Morgan Keegan has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

Interest rate risk at Morgan Keegan arises from the exposure of holding interest-sensitive financial instruments such as government, corporate and municipal bonds and certain preferred equities. Morgan Keegan manages its exposure to interest rate risk by setting and monitoring limits and, where feasible, entering into offsetting positions in securities with similar interest rate risk characteristics. Securities inventories, recorded in “trading account assets” on the consolidated statements of condition, are marked-to-market, and accordingly there are no unrecorded gains or losses in value. While a significant portion of the securities inventories have contractual maturities in excess of five years, these inventories, on average, turn over in excess of twelve times per year. Accordingly, the exposure to interest rate risk inherent in Morgan Keegan’s securities inventories is less than that of similar financial instruments held by firms in other industries. Morgan Keegan’s equity securities inventories are exposed to risk of loss in the event of unfavorable price movements. Morgan Keegan is also subject to credit risk arising from non-performance by trading counterparties, customers, and issuers of debt securities owned. This risk is managed by imposing and monitoring position limits, monitoring trading counterparties, reviewing security concentrations, holding and marking to market collateral and conducting business through clearing organizations that guarantee performance. Morgan Keegan regularly participates in the trading of some derivative securities for its customers; however, this activity does not involve Morgan Keegan acquiring a position or commitment in these products and this trading is not a significant portion of Morgan Keegan’s business.

To manage trading risks arising from interest rate and equity price risks, Regions uses a Value at Risk (“VAR”) model to measure the potential fair value the Company could lose on its trading positions given a specified statistical confidence level and time-to-liquidate time horizon. The end-of-period VAR was approximately $910,000 as of December 31, 2006, and approximately $642,000 as of December 31, 2005. Maximum daily VAR utilization during 2006 was $1.0 million and average daily VAR during the same period was $639,000.

CREDIT RISK

Regions’ objective regarding credit risk is to maintain a high-quality credit portfolio that provides for stable credit costs with acceptable volatility through an economic cycle.

Management Process

Regions employs a credit risk management process with defined policies, decentralized accountability and regular reporting to manage credit risk in the loan portfolio. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within Credit Policy, procedures exist

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

that elevate the approval requirements as credits become larger and more complex. Generally, consumer credits and smaller commercial credits are underwritten based on cus tom credit scorecards that are modified as appropriate. Larger commercial and commercial real estate transactions are individually underwritten, risk-rated, approved and monitored.

Responsibility and accountability for adherence to under writing policies and accurate risk ratings lies in the lines of business. For consumer and small business portfolios, the risk management process focuses on managing customers who become delinquent in their payments and managing performance of the credit scorecards, which are periodically adjusted based on credit performance. Commercial business units are responsible for underwriting new business and on an ongoing basis, monitoring the credit of their portfolios including a complete review of the borrower at least annually.

To ensure problem commercial credits are identified on a timely basis, several specific portfolio reviews occur each quarter to assess the larger adversely rated credits for accrual status and, if necessary, to ensure such individual credits are transferred to Regions’ Special Asset Group that specializes in managing distressed credit exposures.

Separate and independent commercial credit and consumer credit risk management organizational groups exist, which report to the Chief Credit Officer. These organizational units partner with the business line to assist in the processes described above, including the review and approval of new business and ongoing assessments of existing loans in the portfolio. Independent commercial and consumer credit risk management provides for more accurate risk ratings and the timely identification of problem credits, as well as oversight for the Chief Credit Officer on conditions and trends in the credit portfolios.

Credit quality and trends in the loan portfolio are measured and monitored regularly and detailed reports, by product and business unit, are reviewed by line of business personnel and the Chief Credit Officer. The Chief Credit Officer reviews summaries of these credit reports with executive management and the Board of Directors. Finally, Credit Review provides ongoing independent oversight on the credit portfolios to ensure policies are followed, credits are properly risk-rated and that key credit control processes are functioning as intended.

Risk Characteristics of Loan Portfolio

In order to assess the risk characteristics of the loan portfolio, it is appropriate to consider the current U.S. economic environment and that of Regions’ primary banking markets, as well as risk factors within the three major categories of loans – commercial, real estate and consumer.

Economic Environment in Regions’ Banking Markets

The largest factor influencing the credit performance of Regions’ loan portfolio is the overall economic environment in the U.S. and the primary markets in which it operates. The U.S. economy showed signs of slower growth in 2006 as evidenced by slower Gross Domestic Product growth and a notably weak housing market.

The pace of economic growth in Regions’ markets also slowed in 2006. In Regions’ markets, manufacturing output, which is increasingly shifting from nondurable to durable goods (auto and technology), has outpaced the U.S. average and led to improved income gains. Growth of wage and salary income per worker has outpaced the national average, indicating a healthy economy and improving productivity, which has led to rising consumer confidence. The housing market has weakened somewhat in selected markets, most notably in Florida, which had experienced above-average price increases and construction activity in recent years. In Regions’ operating region, the Gulf Coast recovery from Hurricane Katrina has been somewhat mixed, with more significant rebuilding taking place along the Mississippi Coast as compared to the slower pace in New Orleans and surrounding Louisiana markets. Overall, Regions views the near-term outlook for its economic footprint as stable.

Portfolio Characteristics

Regions has a well-diversified loan portfolio, diversified by product type, collateral and geography. Commercial loans represent 25 percent of total loans, net of unearned income, real estate construction loans are 15 percent, real estate mortgage loans (including residential one- to four-family) represent 41 percent, and consumer loans comprise the remaining 19 percent.

Commercial – The commercial loan portfolio primarily consists of loans to middle market commercial customers doing business in Regions’ geographic footprint. Loans in this portfolio are generally underwritten individually and usually secured with the assets of the company and/or the personal guarantee of the business owners. The commercial portfolio was $24.1 billion at year-end 2006, representing 25 percent of total loans.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMMERCIAL LOAN GEOGRAPHIC DISTRIBUTION

Included in the commercial loan classification are approximately $3.7 billion of syndicated loans at December 31, 2006. Syndicated loans are originated through agent banks and are primarily made to companies with operations in Regions’ banking footprint. There are no material borrower concentrations within the syndicated portfolio.

Net charge-offs on commercial loans were 0.45 percent of average commercial loans in 2006 compared to 0.52 percent in 2005. Assuming moderate to slow economic growth during 2007 in Regions’ market areas, commercial loan losses as a percentage of commercial loans are not expected to change significantly from 2006 levels. However, commercial loan losses may be higher in 2007 as a result of higher commodity prices, increases in interest rates or slower than expected economic growth.

Real Estate Mortgage – The real estate mortgage portfolio totaled $38.6 billion at year-end 2006 and includes various loan types. The largest is owner-occupied loans to businesses for long-term financing of land and buildings. These loans are generally underwritten and managed in the commercial business line. Regions attempts to minimize risk on owner-occupied properties by requiring collateral values that exceed the loan amount, adequate cash flow to service the debt, and in many cases, the personal guarantees of principals of the borrowers.

Another large component of real estate mortgage loans is loans to real estate developers and investors for the financing of land or buildings, where the repayment is generated from the sale of the real estate or income generated by the real estate property. Losses on these types of real estate mortgage loans have been very low for a number of years including 2006. Losses are likely to be slightly higher in 2007 as a result of a slower economy, softening of real estate values, or reduced demand within our operating footprint.

Also included in this category are loans on one- to four-family residential properties and equity loans which are secured principally by single-family residences. Loans of this type are generally smaller in size and are geographically dispersed throughout Regions’ market areas, with some guaranteed by government agencies or private mortgage insurers. Losses on the residential loan portfolio depend, to a large degree, on the level of interest rates, the unemployment rate, economic conditions and collateral values, and thus, are difficult to predict. However, depending on housing demand and property values in the Company’s markets, real estate mortgage losses could increase in 2007.

Real Estate Construction – These loans are primarily extensions of credit to real estate developers or investors where repayment is dependent on the sale of real estate or income generated from the real estate collateral. A construction loan may also be to a commercial business for the development of land or buildings where the repayment is usually derived from revenues generated from the business of the borrower. These loans are generally underwritten and managed by a specialized real estate group that also manages loan disbursements during the construction process. As of December 31, 2006, real estate construction loans were $14.1 billion or 15 percent of Regions’ total loan portfolio. Most construction credits were to finance shopping centers, apartment complexes, condominiums, commercial buildings and residential property development. Real estate construction loans are individually underwritten and closely monitored by management, since these loans are generally vulnerable to economic downturns in periods of high interest rates. Regions generally requires higher levels of borrower equity investment in addition to other underwriting requirements for this type of lending as compared to other real estate lending.

Credit quality of the construction portfolio is sensitive to risks associated with construction loans such as cost overruns, project completion risk, general contractor credit risk, environmental and other hazard risks and market risks associated with the sale or rental of completed properties. However, losses within this portfolio have been very low for the last several years. The low loss rate on the construction portfolio reflects the favorable economic conditions that existed throughout most of the year. For 2007, management expects losses to be higher than in recent historical periods.

Consumer – Regions’ consumer loan portfolio totaled $17.6 billion as of year-end 2006, consisting of $11.5 billion of home equity lines of credit and $6.1 billion in other consumer loans. Other consumer loans consist primarily of borrowings for home improvements, student loans, automobiles and other personal and household purposes. Losses within this grouping vary according to the specific type of loan. Losses on home equity lines (the majority of consumer loans), have historically been low, as these lines are secured by the borrower’s residence.

In 2006, total consumer losses were relatively low as compared to historical levels due to favorable economic conditions that existed throughout most of the geographic areas in which

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Regions operates. However, certain risks, including a general slowing of the economy and changes in housing demand, may impact the 2007 loss rate. Management expects net consumer loan losses in 2007 to increase slightly above 2006 levels.

Loans by SIC Code

The commercial, real estate and consumer loan portfolios are highly diversified in terms of industry concentrations. Table 22 shows the largest concentrations in terms of the customers’ Standard Industrial Classification Code at December 31, 2006 and 2005. While this table provides useful information to assess portfolio risk as of the end of each period presented, note that only the 2006 balances reflect loans acquired in the merger with AmSouth, making year-over-year comparisons less meaningful.

Loan Quality

Management considers the quality of Regions’ loan portfolio to be sound at December 31, 2006. Evidence supporting this view includes the low level of losses experienced during 2006 and the relatively low level of non-performing assets at the end of the year, each as compared to historical levels. In addition, management believes that the geographic and loan type diversification that existed within the portfolio as of year-end served to reduce risk and enhance overall portfolio quality.

Allowance for Credit Losses

The allowance for credit losses represents management’s estimate of credit losses inherent in the portfolio as of year-end. The allowance for credit losses consists of two components, the allowance for loan losses and the reserve for unfunded credit commitments. Management’s assessment of the adequacy of the allowance for credit losses is based on the combination of both of these components. Regions determines its allowance for credit losses in accordance with regulatory guidance, Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (“Statement 114”) and Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“Statement 5”). In 2006, Regions reclassified $51.8 million in loan loss allowance related to credit risk associated with binding unfunded commitments to a separate liability account. Binding unfunded credit commitments include items such as letters of credit, financial guarantees, and binding unfunded loan commitments.

At December 31, 2006, the allowance for credit losses totaled $1.1 billion or 1.17 percent of total loans, net of unearned income compared to $783.5 million or 1.34 percent at year-end 2005. The increase in the allowance is primarily related to the acquisition of AmSouth, which added $335.8 million to the overall allowance. The decrease in the allowance for credit losses to total loans ratio was primarily due to the acquisition of AmSouth, which had a ratio lower than that of Regions. AmSouth’s lower allowance for credit loss ratio reflected a product mix higher in residential mortgage secured credits, which inherently have lower loss content. Details regarding the allowance for credit losses, including an analysis of activity from the previous year’s total, is included in Table 23. Management expects the allowance for credit loss ratio to vary over time due to changes in economic conditions, loan mix, changes in collateral values or variations in other factors that may affect inherent losses.

Factors considered by management in determining the adequacy of the allowance for credit losses include but are not limited to: (1) detailed reviews of individual loans; (2) historical and current trends in gross and net loan charge-offs for the various portfolio segments evaluated; (3) the level of the allowance for credit losses in relation to total loans and to historical loss levels; (4) levels and trends in non-performing and past due loans; (5) collateral values of properties securing loans; (6) the composition of the loan portfolio, including unfunded credit commitments, and (7) management’s analysis of economic conditions.

Various departments, including Credit Review, Commercial and Consumer Credit Risk Management and Special Assets are involved in the credit risk management process to assess the accuracy of risk ratings, quality of the portfolio and the estimation of inherent credit losses in the loan portfolio. This comprehensive process also assists in the prompt identification of problem credits.

For the majority of the loan portfolio, management uses information from its ongoing review processes to stratify the loan portfolio into pools sharing common risk characteristics. Loans which share common risk characteristics are assigned a portion of the allowance based on the assessment process described above. Credit exposures are categorized by type and assigned estimated amounts of inherent loss based on several factors, including current and historical loss experience for each pool and management’s judgment of current economic conditions and their expected impact on credit performance.

Impaired loans are defined as commercial and commercial real estate loans (excluding leases) on non-accrual status. All loans which management has identified as impaired, and which are greater than $2.5 million ($1.0 million in 2005), are evaluated individually for purposes of determining appropriate allowances for credit losses. This process results in what are internally called SFAS 114 Specific Reserves. In the Specific Reserve process, loans are valued based on the most suitable valuation technique as defined in Statement 114 (see Note 1, “Summary of Significant Accounting Policies,” to the consolidated financial statements). If current valuations are lower than the current book balance of the credit, the negative differences are reviewed for possible charge-off. In instances where management determines that a charge-

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 22 — LOANS BY SIC CODE

	2006			2005
(Dollars in millions)	Amount	% of Total	% Non- Accrual	Amount	% of Total	% Non- Accrual
Standard Industrial Classification
Individuals	$41,228.9	42.5%	0.3%	$24,579.3	42.0%	0.7%
Services:
Physicians	1,978.4	2.0	0.2	525.2	0.9	0.2
Business services	1,358.2	1.4	0.6	410.2	0.7	0.4
Religious organizations	1,315.4	1.4	0.4	907.4	1.5	0.4
Legal services	376.5	0.4	0.3	231.6	0.4	0.6
All other services	5,111.2	5.3	0.6	6,154.7	10.5	0.5

Total services	10,139.7	10.5	0.5	8,229.1	14.0	0.5
Manufacturing:
Electrical equipment	137.5	0.1	0.2	70.7	0.1	0.3
Food and kindred products	358.3	0.4	0.4	150.5	0.2	2.9
Rubber and plastic products	118.3	0.1	—	56.7	0.1	—
Lumber and wood products	348.7	0.4	0.5	269.1	0.5	3.0
Fabricated metal products	423.7	0.4	0.9	210.4	0.4	2.0
All other manufacturing	2,184.1	2.3	0.6	1,353.2	2.3	0.9

Total manufacturing	3,570.6	3.7	0.5	2,110.6	3.6	1.4
Wholesale trade	3,724.3	3.8	0.4	1,507.6	2.6	0.6
Finance, insurance and real estate:
Real estate	17,020.9	17.6	0.4	9,880.9	16.9	0.3
Banks and credit agencies	1,413.1	1.5	—	698.8	1.2	0.2
All other finance, insurance and real estate	1,891.8	2.0	0.1	1,087.2	1.8	0.5

Total finance, insurance and real estate	20,325.8	21.1	0.3	11,666.9	19.9	0.3
Construction:
Residential building construction	5,705.2	5.9	0.2	3,251.6	5.5	0.3
General contractors and builders	793.1	0.8	0.2	328.5	0.6	0.9
All other construction	794.3	0.8	1.1	926.3	1.6	1.0

Total construction	7,292.6	7.5	0.3	4,506.4	7.7	0.5
Retail trade:
Automobile dealers	702.2	0.7	0.3	791.4	1.3	0.3
All other retail trade	1,741.1	1.8	0.3	1,809.4	3.1	0.7

Total retail trade	2,443.3	2.5	0.3	2,600.8	4.4	0.6
Agriculture, forestry and fishing	1,504.3	1.5	0.9	1,324.3	2.3	1.2
Transportation, communication, electrical, gas and sanitary	3,222.3	3.3	0.1	1,403.6	2.4	0.3
Mining (including oil and gas extraction)	568.9	0.6	0.1	183.9	0.3	1.7
Public administration	1,341.1	1.4	—	157.8	0.3	—
Other	1,516.9	1.6	0.3	321.5	0.5	0.1

	$96,878.7	100.0%	0.3%	$58,591.8	100.0%	0.6%

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

off is not appropriate, an SFAS 114 Specific Reserve is established for the individual loan in question. That Specific Reserve is incorporated as a part of the overall allowance. At December 31, 2006, loans qualifying for Statement 114 consideration totaled $237.5 million with Specific Reserves of $17.6 million.

In August 2005, Hurricane Katrina struck the Gulf Coast (mainly impacting Louisiana, Mississippi and Alabama), causing significant flood and wind damage and loss of life, property and income. In response to customer needs, Regions worked extensively with its customers, providing loan payment deferrals and other forms of assistance. During 2006, payment deferrals expired and most customers assumed their regular payment schedules, which were modified in some cases to extend the term of the original loan. However, the area remains significantly impacted. In particular, the New Orleans area recovery has been slow, with the entire metropolitan area population levels still 30 percent lower than pre-storm levels. New Orleans Parish has population levels that are less than 50 percent of pre-storm levels. On an ongoing basis since the hurricane, Regions has performed evaluations of its exposure to loans in areas affected by Hurricane Katrina. Through December 31, 2006, Regions has recognized approximately $8 million in net loan charge-offs related to Hurricane Katrina. Given the continuing economic stress in the geographic area and how that will affect customers who do business in the area, as well as disputes customers are having with insurance companies, there is still a large degree of uncertainty surrounding ultimate credit costs that the bank may incur due to Katrina. Based on this assessment, management believes that the December 31, 2006 allowance level of approximately $60 million for Hurricane Katrina-related losses, which is included in the general allowance, is appropriate. The $60 million Katrina-related allowance at year-end 2006 includes the combined remaining allowance of Regions and legacy AmSouth.

Management considers the current level of allowance for credit losses adequate to absorb probable losses inherent in the loan portfolio and unfunded commitments. Management’s determination of the adequacy of the allowance for credit losses, which is based on the factors and risk identification procedures previously discussed, requires the use of judgments and estimations that may change in the future. Changes in the factors used by management to determine the adequacy of the allowance or the availability of new information could cause the allowance for credit losses to be increased or decreased in future periods. In addition, bank regulatory agencies, as part of their examination process, may require changes in the level of the allowance based on their judgments and estimates.

Table 23 provides a five-year history of the allowance for credit losses and loan loss data.

NON-PERFORMING ASSETS

Loans are placed on non-accrual status when management has determined that payment of all contractual principal and interest is in doubt or the loan is past due 90 days or more as to principal and interest unless well-secured and in the process of collection. Interest previously accrued but not collected on non-accrual loans is reversed against interest income on the date of non-accrual classification.

At December 31, 2006, non-accrual loans totaled $306.5 million, or 0.32 percent of ending loans, compared to $341.2 million, or 0.58 percent of loans, at December 31, 2005. Impacting the balance of non-accrual loans at December 31, 2006 were decreases related to improved credit quality and the sale of $85.4 million of non-accrual loans, partially offset by an increase related to the acquisition of AmSouth (which had $86 million in non-accrual loans). In general, credit quality was sound during the year. However, depending on changes in housing demand in Regions’ markets and other factors, the Company could experience increases in non-performing real estate credits in 2007.

Foreclosed properties totaled $72.7 million at December 31, 2006 and $65.5 million at December 31, 2005, with the increase resulting primarily from the AmSouth acquisition. Regions’ foreclosed properties are composed primarily of a number of small to medium-size properties that are diversified geographically throughout its franchise. Foreclosed properties are recorded at the lower of (1) the recorded investment in the loan or (2) fair value less the estimated cost to sell. Although Regions does not anticipate material loss upon disposition of other real estate, sustained periods of adverse economic conditions, substantial declines in real estate values in Regions’ markets, actions by bank regulatory agencies or other factors, could result in additional loss from foreclosed properties. Table 24 presents information on non-performing loans and foreclosed properties acquired in settlement of loans.

FINANCIAL DISCLOSURE AND INTERNAL CONTROLS

Regions has always maintained internal controls over financial reporting, which generally include those controls relating to the preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As a bank holding company, Regions is subject to the internal control reporting and attestation requirements of the Federal Deposit Insurance Corporation Improvement Act and, therefore, is very familiar with the process of maintaining and evaluating internal controls over financial reporting. Regions’ process starts with understanding the risks facing each of its functions and areas; how those risks are controlled or mitigated; and how management monitors those controls to ensure that they are in place and effective. These risks, control procedures and monitoring tools are documented in a standard format. This format not only documents the internal control

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 23 — ALLOWANCE FOR CREDIT LOSSES

(Dollars in thousands)	2006	2005	2004	2003	2002
Balance at January 1	$783,536	$754,721	$454,057	$437,164	$419,167
LOANS CHARGED-OFF:
Commercial	119,049	119,737	105,855	89,250	83,562
Real estate – mortgage	46,625	42,566	30,192	18,865	16,629
Real estate – construction	1,287	802	1,261	88	102
Consumer	52,518	48,625	51,064	36,666	56,010

	219,479	211,730	188,372	144,869	156,303

RECOVERIES OF LOANS PREVIOUSLY CHARGED-OFF:
Commercial	43,403	42,514	28,088	13,501	14,892
Real estate – mortgage	7,746	8,130	6,521	5,737	4,948
Real estate – construction	1,054	539	152	61	83
Consumer	27,335	24,362	22,631	20,963	24,549

	79,538	75,545	57,392	40,262	44,472

NET CHARGE-OFFS:
Commercial	75,646	77,223	77,767	75,749	68,670
Real estate – mortgage	38,879	34,436	23,671	13,128	11,681
Real estate – construction	233	263	1,109	27	19
Consumer	25,183	24,263	28,433	15,703	31,461

	139,941	136,185	130,980	104,607	111,831
Allowance of purchased institutions at acquisition date	335,833	—	303,144	—	2,328
Allowance allocated to sold loans and loans transferred to loans held for sale	(14,140)	—	—	—	—
Provision for loan losses	142,500	165,000	128,500	121,500	127,500

Balance at December 31	$1,107,788	$783,536	$754,721	$454,057	$437,164

COMPONENTS:
Allowance for loan losses	$1,055,953	$783,536	$754,721	$454,057	$437,164
Reserve for unfunded credit commitments(1)	51,835	—	—	—	—

Allowance for credit losses	$1,107,788	$783,536	$754,721	$454,057	$437,164

(1) During the fourth quarter of 2006, Regions transferred the portion of the allowance for loan and lease losses related to unfunded credit commitments to other liabilities.
Loans, net of unearned income, outstanding at end of period	$94,550,602	$58,404,913	$57,526,954	$32,184,323	$30,985,774
Average loans, net of unearned income, outstanding for the period	64,765,653	58,002,167	44,667,472	31,455,173	30,871,093
RATIOS:
Allowance for credit losses at end of period to loans, net of unearned income	1.17%	1.34%	1.31%	1.41%	1.41%
Allowance for loan losses at end of period to loans, net of unearned income	1.12	1.34	1.31	1.41	1.41
Net charge-offs as percentage of:
Average loans, net of unearned income	0.22	0.23	0.29	0.33	0.36
Provision for loan losses	98.2	82.5	101.9	86.1	87.7
Allowance for credit losses	12.6	17.4	17.4	23.0	25.6

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 24 — NON-PERFORMING ASSETS

(Dollars in thousands)	2006	2005	2004	2003	2002
NON-PERFORMING LOANS:
Non-accrual loans	$306,471	$341,177	$388,379	$250,344	$226,470
Renegotiated loans	—	241	279	886	32,280

Total non-performing loans	306,471	341,418	388,658	251,230	258,750
Foreclosed properties	72,663	65,459	63,598	52,195	59,606

Total non-performing assets*	$379,134	$406,877	$452,256	$303,425	$318,356

Non-performing assets* to loans, net of unearned income and foreclosed properties	0.40%	0.70%	0.92%	1.05%	1.15%
Accruing loans 90 days past due	$143,868	$87,523	$74,777	$35,187	$38,499

*	Exclusive of accruing loans 90 days past due

structures over all significant accounts, but also places responsibility on management for establishing feedback mechanisms to ensure that controls are effective. These monitoring procedures are also part of management’s testing of internal controls. At least annually, each area updates this internal control documentation. If changes are necessary, updates are made more frequently.

Regions also has established processes to ensure appropriate disclosure controls and procedures are maintained. These controls and procedures as defined by the Securities and Exchange Commission (SEC) are generally designed to ensure that financial and non-financial information required to be disclosed in reports filed with the SEC is reported within the time periods specified in the SEC’s rules and forms, and that such information is communicated to management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Regions’ has established financial review committees, which include senior representatives from the legal, accounting, risk management and internal audit departments, as well as the core business segments. These committees met at least quarterly during 2006 to review reports filed with the SEC, including Forms 10-Q and 10-K, and Proxy filings, for appropriateness of disclosures with emphasis on recent internal and external events. As part of this process, certifications of internal control effectiveness were obtained quarterly from all business units, finance and operations. These certifications were reviewed and presented to the CEO and CFO as evidence of the Company’s assessment of internal controls over financial reporting. The Form 10-K filing was presented to the Audit Committee of the Board of Directors for approval. Financial results and other financial information were also reviewed with the Audit Committee on a quarterly basis.

As required by applicable regulatory pronouncements, the CEO and the CFO review and make various certifications regarding the accuracy of Regions’ periodic public reports filed with the SEC, as well as the effectiveness of disclosure controls and procedures and internal controls over financial reporting. With the assistance of the financial review committees, Regions will continue to assess and monitor disclosure controls and procedures and internal controls over financial reporting and will make refinements as necessary.

Regions’ common stock is listed on the New York Stock Exchange (NYSE) and, therefore, Regions is required to comply with NYSE corporate governance listing standards. During 2006, Regions submitted to the NYSE the CEO Certification required under Section 303A of the NYSE corporate governance listing standards. In addition, the CEO and CFO Certifications that are required under Section 302 of the Sarbanes-Oxley Act of 2002 are filed as Exhibits 31.1 and 31.2, respectively, to Region’s annual report on Form 10-K for the year ended December 31, 2006.

COMPARISON OF 2005 WITH 2004

Earnings in 2005 were primarily driven by the inclusion of the first full year of results related to operations of the former Union Planters. Regions acquired Union Planters on July 1, 2004; thus, 2004 results include the combined operations for only six months, while 2005 results benefit from a full year of combined results of operations. Therefore, comparisons of 2005 to 2004 are significantly impacted by the merger with Union Planters. Increased net income in 2005 compared to 2004 was driven primarily by assets, loans, deposits, revenues, business activities, and customers added in the Union Planters merger.

Net income in 2005 was $1.0 billion, or $2.15 per diluted share, representing a two percent decrease from 2004 diluted earnings per share of $2.19. Net income in 2005, excluding merger charges of $109.7 million, or 23 cents per diluted share, was $2.38 per diluted share, which represents a four percent increase from 2004 diluted earnings per share of $2.29, excluding merger charges of $36.8 million, or 10 cents per diluted share. Return on average stockholders’

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

equity was 9.37 percent for 2005 as compared to 10.83 percent for 2004, while return on average assets was 1.18 percent for 2005, down from the 2004 level of 1.22 percent. See Table 3 for a GAAP to non-GAAP reconciliation.

During the period from January 1, 2005 to December 31, 2005, the Federal Reserve raised interest rates eight times (200 basis points), the yield curve flattened and market spreads tightened. However, Regions benefited from the rising interest rates as increases in interest-earning asset yields outpaced increases in interest-bearing liability costs. As a result, the net interest margin increased from 3.66 percent in 2004 to 3.91 percent in 2005. Net interest income increased 33 percent to $2.8 billion in 2005 from $2.1 billion in 2004, primarily due to the rising net interest margin and the full-year impact of the Union Planters merger. Additionally, a shift in the mix of interest-earning assets and interest-bearing liabilities benefited Regions.

Non-interest income (excluding security gains/losses) totaled $1.8 billion, or 39 percent of total revenue (on a fully taxable-equivalent basis) in 2005, compared to $1.7 billion, or 42 percent of total revenue (on a fully taxable-equivalent basis) in 2004. Brokerage and investment banking revenues increased in 2005 to $548.7 million, compared to $535.3 million in 2004. This increase was attributable to strong private client, equity capital markets, and investment advisory income streams during 2005. In addition, trust income increased 25 percent to $127.8 million in 2005 versus 2004. Service charges on deposit accounts increased 24 percent to $518.4 million, due primarily to deposit accounts added from the Union Planters merger. These increases were partially offset by third and fourth quarter 2005 service charge waivers and deferrals in areas impacted by Hurricane Katrina.

In 2005, mortgage servicing and origination fees increased 13 percent to $145.3 million, compared to $128.8 million in 2004. These increases were due to volumes added in the Union Planters merger, partially offset by a reduction in serviced loans.

Regions reported net losses of $18.9 million from the sale of securities available for sale in 2005, compared to net gains of $63.1 million in 2004. These losses and gains were primarily related to the sale of agency and mortgage-related securities in conjunction with balance sheet management activities.

        Other income increased 19 percent to $492 million in 2005, primarily due to the inclusion of full-year results for Union Planters. Fees and commission income increased 35 percent in 2005 due to a full year of business activity related to the Union Planters merger. Insurance premiums and commission income decreased seven percent in 2005. Customer derivative revenue increased to $27.7 million in 2005 compared to the $7.8 million in 2004, as penetration of the legacy Union Planters customer base continued to produce sales of customer derivative products and as customers increasingly swapped floating-rate loans for fixed-rate loans in a flattening yield curve environment.

Non-interest expense totaled $3.0 billion in 2005 compared to $2.5 billion in 2004. Included in non-interest expense in 2005 are merger-related charges of $168.8 million. Largely offsetting these charges, Regions realized $135.5 million in cost savings in 2005 in connection with the Union Planters merger.

Salaries and benefits increased 22 percent in 2005, primarily due to salaries and benefits of associates added in connection with the Union Planters merger, as well as incremental incentive costs related to increased revenue production. Excluding $73.6 million of merger-related charges in 2006 and $16.1 million in 2005, salaries and benefits increased 18 percent in 2005.

Net occupancy increased 40 percent to $224.1 million in 2005, primarily attributable to expenses added in connection with the Union Planters acquisition, new and acquired branch offices, expenses incurred in connection with Hurricane Katrina and a general rise in price levels. Furniture and equipment expense increased 30 percent to $132.8 million in 2005 due to expenses added in connection with acquisitions, expenses incurred in connection with Hurricane Katrina, rising price levels and expenses related to equipment for new branch offices. Other expense increased to $951.1 million in 2005 primarily due to merger-related costs of $89.6 million in 2005. Other expense increased in connection with the merger due to higher legal and professional fees, increased non-credit losses, and increased amortization of identifiable intangible assets. In addition, other expense increased reflecting increased amortization of mortgage servicing rights due to rising mortgage rates and reduced prepayment speed assumptions.

Regions’ provision for income taxes in 2005 increased $69.7 million compared to 2004 due primarily to increased earnings resulting from the 2004 merger with Union Planters as well as non-merger-related earnings increases during 2005.

Non-performing assets decreased $45.4 million or 10 percent in 2005 from 2004. Non-performing assets as a percentage of loans plus foreclosed properties was 0.70 percent as of December 31, 2005, compared to 0.92 percent at year-end 2004. Non-performing metrics improved in 2005 due primarily to the disposition of a single large commercial credit and an improving economy.

Net charge-offs increased $5.2 million, or four percent, in 2005 due to the merger with Union Planters mid-2004, offset somewhat by improving credit quality. The provision for loan losses increased $36.5 million to $165.0 million, primarily as a result of the full-year impact of the Union Planters merger. The allowance for credit losses increased $28.8 million to $783.5 million in 2005. The allowance for credit losses as a percentage of loans, net of unearned income was 1.34 percent at the end of 2005 compared to 1.31 percent at the comparable previous year-end.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE 25 — QUARTERLY RESULTS OF OPERATIONS

	2006
(In thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Total interest income	$1,893,919	$1,339,621	$1,264,986	$1,195,732
Total interest expense	823,438	561,922	502,451	453,005

Net interest income	1,070,481	777,699	762,535	742,727
Provision for loan losses	60,000	25,000	30,000	27,500

Net interest income after provision for loan losses	1,010,481	752,699	732,535	715,227
Total non-interest income, excluding securities (losses) gains	635,347	457,845	490,683	470,106
Securities (losses) gains	(20)	8,104	28	11
Total non-interest expense	1,116,831	714,593	726,513	756,094

Income before income taxes	528,977	504,055	496,733	429,250
Income taxes	167,426	152,398	151,476	134,570

Net income	$361,551	$351,657	$345,257	$294,680

Earnings per share:
Basic	$0.57	$0.77	$0.76	$0.65
Diluted	0.56	0.77	0.75	0.64
Cash dividends declared per share	0.35	0.35	0.35	0.35
Market price:
High	39.15	37.36	36.66	36.32
Low	36.25	32.37	32.66	32.89

	2005
(In thousands, except per share data)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Total interest income	$1,149,160	$1,113,855	$1,055,384	$991,976
Total interest expense	423,247	396,432	358,672	311,405

Net interest income	725,913	717,423	696,712	680,571
Provision for loan losses	40,000	62,500	32,500	30,000

Net interest income after provision for loan losses	685,913	654,923	664,212	650,571
Total non-interest income, excluding securities (losses) gains	440,394	471,029	456,025	464,876
Securities (losses) gains	(17,609)	(20,717)	53,400	(33,966)
Total non-interest expense	754,036	741,123	817,851	733,946

Income before income taxes	354,662	364,112	355,786	347,535
Income taxes	100,666	107,556	107,435	105,894

Net income	$253,996	$256,556	$248,351	$241,641

Earnings per share:
Basic	$0.56	$0.56	$0.54	$0.52
Diluted	0.55	0.55	0.53	0.51
Cash dividends declared per share	0.34	0.34	0.34	0.34
Market price:
High	35.01	35.54	34.50	35.52
Low	29.16	30.44	31.30	31.66

Note: Quarterly amounts may not add to year-to-date amounts due to rounding.

REGIONS FINANCIAL CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, other periodic reports filed by Regions Financial Corporation (“Regions”) under the Securities Exchange Act of 1934, as amended, and any other written or oral statements made by or on behalf of Regions may include forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe-harbor” for forward-looking statements which are identified as such and are accompanied by the identification of important factors that could cause actual results to differ materially from the forward-looking statements. For these statements, we, together with our subsidiaries, unless the context implies otherwise, claim the protection afforded by the safe harbor in the Act. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

•

Regions’ ability to achieve the earnings expectations related to businesses that have been acquired, including its merger with AmSouth Bancorporation (“AmSouth”) in November 2006, or that may be acquired in the future, which in turn depends on a variety of factors, including:

–	Regions’ ability to achieve the anticipated cost savings and revenue enhancements with respect to the acquired operations, or lower than expected revenues from continuing operations;

–	The assimilation of the combined companies’ corporate cultures;

–	The continued growth of the markets that the acquired entities serve, consistent with recent historical experience;

–	Difficulties related to the integration of the businesses, including integration of information systems and retention of key personnel;

–	The effect of required divestitures of branches operated by AmSouth prior to the merger.

•	Regions’ ability to expand into new markets and to maintain profit margins in the face of competitive pressures.

•	Regions’ ability to keep pace with technological changes.

•	Regions’ ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by Regions’ customers and potential customers.

•	Regions’ ability to effectively manage interest rate risk, market risk, credit risk, operational risk and legal risk.

•	Regions’ ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support Regions’ business.

•	The cost and other effects of material contingencies, including litigation contingencies.

•	The effects of increased competition from both banks and non-banks.

•

Further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies and finance companies, may increase competitive pressures.

•	Possible changes in interest rates may increase funding costs and reduce earning asset yields, thus reducing margins.

•	Possible changes in general economic and business conditions in the United States in general and in the communities Regions serves in particular.

•	Possible changes in the creditworthiness of customers and the possible impairment of collectibility of loans.

•	The effects of geopolitical instability and risks such as terrorist attacks.

•

Possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse effect on business.

•	Possible changes in consumer and business spending and saving habits could affect Regions’ ability to increase assets and to attract deposits.

•	The effects of weather and natural disasters such as hurricanes.

The words “believe,” “expect,” “anticipate,” “project,” and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no obligation to update or revise any forward-looking statements that are made from time to time.

REPORT ON MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Regions is responsible for establishing and maintaining adequate internal control over financial reporting. Regions’ internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

All internal controls systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements in the Company’s financial statements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Regions’ management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

Regions’ independent registered public accounting firm has issued an audit report on our assessment of the Company’s internal control over financial reporting. This report appears on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

OF REGIONS FINANCIAL CORPORATION

We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that Regions Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Regions Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Regions Financial Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Regions Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated statements of condition as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, of Regions Financial Corporation and our report dated February 26, 2007, expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

February 26, 2007

Birmingham, Alabama

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS OF

REGIONS FINANCIAL CORPORATION

We have audited the accompanying consolidated statements of condition of Regions Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Regions Financial Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Regions Financial Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007, expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

February 26, 2007

Birmingham, Alabama

REGIONS FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CONDITION

	December 31
(In thousands, except share data)	2006	2005
ASSETS
Cash and due from banks	$3,550,742	$2,414,560
Interest-bearing deposits in other banks	270,601	92,098
Federal funds sold and securities purchased under agreements to resell	896,075	710,282
Trading account assets	1,442,994	992,082
Securities available for sale	18,514,332	11,947,810
Securities held to maturity (aggregated estimated market value of $47,767 in 2006 and of $27,107 in 2005)	47,728	31,464
Loans held for sale	3,308,064	1,531,664
Loans held for sale – divestitures	1,612,237	—
Margin receivables	570,063	527,317
Loans, net of unearned income	94,550,602	58,404,913
Allowance for loan losses	(1,055,953)	(783,536)

Net loans	93,494,649	57,621,377
Premises and equipment, net	2,398,494	1,122,289
Interest receivable	666,410	420,818
Excess purchase price	11,175,647	5,027,044
Mortgage servicing rights (MSRs)	374,871	412,008
Other identifiable intangible assets	957,834	314,368
Other assets	4,088,280	1,620,419

Total assets	$143,369,021	$84,785,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest-bearing	$20,175,482	$13,699,038
Non-interest-bearing – divestitures	533,295	—
Interest-bearing	78,281,120	46,679,329
Interest-bearing – divestitures	2,238,072	—

Total deposits	101,227,969	60,378,367
Borrowed funds:
Short-term borrowings:
Federal funds purchased and securities sold under agreements to repurchase	7,676,254	3,928,185
Other short-term borrowings	1,990,817	1,038,094

Total short-term borrowings	9,667,071	4,966,279
Long-term borrowings	8,642,649	6,971,680

Total borrowed funds	18,309,720	11,937,959
Other liabilities	3,129,878	1,854,991

Total liabilities	122,667,567	74,171,317
Stockholders’ equity:
Common stock, par value $.01 a share:
Authorized 1,500,000,000 shares
Issued including treasury stock – 730,275,510 shares in 2006 and 473,756,429 shares in 2005	7,303	4,738
Additional paid-in capital	16,339,726	7,248,855
Undivided profits	4,493,245	4,034,905
Treasury stock, at cost – 200,000 shares in 2006 and 17,408,800 shares in 2005	(7,548)	(581,890)
Accumulated other comprehensive loss	(131,272)	(92,325)

Total stockholders’ equity	20,701,454	10,614,283

Total liabilities and stockholders’ equity	$143,369,021	$84,785,600

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31
(In thousands, except per share data)	2006	2005	2004
INTEREST INCOME:
Interest and fees on loans	$4,710,731	$3,546,767	$2,318,684
Interest on securities:
Taxable interest income	606,665	498,666	434,009
Tax-exempt interest income	33,679	28,800	25,319

Total interest on securities	640,344	527,466	459,328
Interest on loans held for sale	196,759	149,167	118,038
Interest on federal funds sold and securities purchased under agreements to resell	51,445	19,301	7,701
Interest on trading account assets	54,538	36,596	31,903
Interest on margin receivables	37,541	29,173	19,234
Interest on time deposits in other banks	2,900	1,905	797

Total interest income	5,694,258	4,310,375	2,955,685
INTEREST EXPENSE:
Interest on deposits	1,680,167	1,004,727	496,627
Interest on short-term borrowings	275,497	164,816	108,000
Interest on long-term borrowings	385,152	320,213	238,024

Total interest expense	2,340,816	1,489,756	842,651

Net interest income	3,353,442	2,820,619	2,113,034
Provision for loan losses	142,500	165,000	128,500

Net interest income after provision for loan losses	3,210,942	2,655,619	1,984,534
NON-INTEREST INCOME:
Brokerage and investment banking	677,427	548,662	535,300
Service charges on deposit accounts	649,392	518,388	418,142
Trust department income	150,182	127,766	102,569
Mortgage servicing and origination fees	133,171	145,304	128,845
Securities gains (losses), net	8,123	(18,892)	63,086
Other	443,809	492,204	414,489

Total non-interest income	2,062,104	1,813,432	1,662,431
NON-INTEREST EXPENSE:
Salaries and employee benefits	1,922,990	1,739,017	1,425,075
Net occupancy expense	259,978	224,073	160,060
Furniture and equipment expense	162,296	132,776	101,977
Other	968,767	951,090	784,271

Total non-interest expense	3,314,031	3,046,956	2,471,383

Income before income taxes	1,959,015	1,422,095	1,175,582
Income taxes	605,870	421,551	351,817

Net income	$1,353,145	$1,000,544	$823,765

Net income available to common shareholders	$1,353,145	$1,000,544	$817,745

Weighted-average number of shares outstanding:
Basic	501,681	461,171	368,656
Diluted	506,989	466,183	373,732
Earnings per share – basic	$2.70	$2.17	$2.22
Earnings per share – diluted	2.67	2.15	2.19
Cash dividends declared per share	1.40	1.36	1.33

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In	Undivided	Accumulated Other Comprehensive	Treasury Stock,	Unearned Restricted
(In thousands, except per share data)	Shares	Amount	Capital	Profits	Income (Loss)	At Cost	Stock	Total
BALANCE AT JANUARY 1, 2004	221,967	$139,598	$983,669	$3,329,023	$63,540	$(49,944)	$(13,771)	$4,452,115
Comprehensive income:
Net income	—	—	—	823,765	—	—	—	823,765
Unrealized losses on securities available for sale, net of tax and reclassification adjustment(1)	—	—	—	—	(15,752)	—	—	(15,752)
Other comprehensive gain from derivatives, net of tax and reclassification adjustment(1)	—	—	—	—	2,465	—	—	2,465

Comprehensive income								810,478
Cash dividends declared – $1.33 per share	—	—	—	(489,817)	—	—	—	(489,817)
Purchase of treasury stock	(4,997)	—	—	—	—	(186,276)	—	(186,276)
Treasury stock retired and reissued	—	(3,464)	(203,361)	—	—	206,825	—	—
Reclassification for exchange of 1.2346 shares of $.01 par value common stock for 1 share of $.625 par value common stock in connection with merger	51,605	(134,765)	134,765	—	—	—	—	—
Common stock transactions:
Stock issued for acquisitions	190,262	1,903	6,028,077	—	—	—	—	6,029,980
Stock issued to employees under incentive plans, net	1,559	482	54,404	—	—	—	(64,613)	(9,727)
Stock options exercised	5,845	917	130,012	—	—	—	—	130,929
Settlement of accelerated stock repurchase agreement	—	—	(1,158)	—	—	—	—	(1,158)
Amortization of unearned restricted stock	—	—	—	—	—	—	12,933	12,933

BALANCE AT DECEMBER 31, 2004	466,241	4,671	7,126,408	3,662,971	50,253	(29,395)	(65,451)	10,749,457
Comprehensive income:
Net income	—	—	—	1,000,544	—	—	—	1,000,544
Unrealized losses on securities available for sale, net of tax and reclassification adjustment(1)	—	—	—	—	(136,881)	—	—	(136,881)
Other comprehensive loss from derivatives, net of tax and reclassification adjustment(1)	—	—	—	—	(5,697)	—	—	(5,697)

Comprehensive income								857,966
Cash dividends declared – $1.36 per share	—	—	—	(628,610)	—	—	—	(628,610)
Purchase of treasury stock	(16,566)	—	—	—	—	(552,495)	—	(552,495)
Common stock transactions:
Stock issued to employees under incentive plans, net	875	9	31,153	—	—	—	(35,994)	(4,832)
Stock options exercised	5,797	58	165,922	—	—	—	—	165,980
Amortization of unearned restricted stock	—	—	—	—	—	—	26,817	26,817

BALANCE AT DECEMBER 31, 2005	456,347	4,738	7,323,483	4,034,905	(92,325)	(581,890)	(74,628)	10,614,283
Reclassification for adoption of FAS 123R	—	—	(74,628)	—	—	—	74,628	—
Comprehensive income:
Net income	—	—	—	1,353,145	—	—	—	1,353,145
Unrealized gains on securities available for sale, net of tax and reclassification adjustment(1)	—	—	—	—	15,527	—	—	15,527
Other comprehensive gain from derivatives, net of tax and reclassification adjustment(1)	—	—	—	—	9,656	—	—	9,656
Unrealized actuarial loss and prior service credit for pension liability, net of tax(1)	—	—	—	—	(64,130)	—	—	(64,130)

Comprehensive income								1,314,198
Cash dividends declared – $1.40 per share	—	—	—	(894,805)	—	—	—	(894,805)
Purchase of treasury stock	(13,764)	—	—	—	—	(490,370)	—	(490,370)
Retirement of treasury stock	—	(310)	(1,064,402)	—	—	1,064,712	—	—
Common stock transactions:
Stock issued for acquisitions	277,095	2,771	9,855,017	—	—	—	—	9,857,788
Stock issued to employees under incentive plans, net	1,044	10	(7,314)	—	—	—	—	(7,304)
Stock options exercised	9,354	94	264,241	—	—	—	—	264,335
Amortization of unearned restricted stock	—	—	43,329	—	—	—	—	43,329

BALANCE AT DECEMBER 31, 2006	730,076	$7,303	$16,339,726	$4,493,245	$(131,272)	$(7,548)	$—	$20,701,454

(1)	See disclosure of reclassification adjustment amount and tax effect, as applicable, in Note 13 to the consolidated financial statements.

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
(In thousands)	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$1,353,145	$1,000,544	$823,765
Adjustments to reconcile net cash provided by operating activities:
Loss on early extinguishment of debt	6,532	10,878	39,620
Depreciation and amortization of premises and equipment	144,038	111,506	82,414
Provision for loan losses	142,500	165,000	128,500
Net (accretion) amortization of securities	(1,720)	17,057	24,673
Amortization of loans and other assets	178,347	186,073	139,084
Provision for (recapture of) impairment of mortgage servicing rights	16,000	(32,000)	22,000
Gain on exchange of NYSE seats for NYSE publicly traded stock	(13,111)	—	—
(Amortization) accretion of deposits and borrowings	(17,894)	443	655
Provision for losses on other real estate	5,698	5,888	2,353
Excess tax benefits from share-based payments	(32,454)	—	—
Deferred income tax expense (benefit)	61,099	(53,729)	41,889
Loss (gain) on sale of premises and equipment	8,522	(3,155)	283
Net securities (gains) losses	(8,123)	18,892	(63,086)
(Increase) decrease in trading account assets	(423,196)	(63,406)	252,772
(Increase) decrease in loans held for sale	(788,841)	251,667	299,821
(Increase) decrease in margin receivables	(42,746)	(49,504)	25,762
(Increase) decrease in interest receivable	(46,451)	(75,255)	4,211
Decrease (increase) in other assets	1,762,856	(135,734)	(119,458)
Increase (decrease) in other liabilities	501,792	539,108	(636,166)
Other	36,028	21,954	3,206

Net cash provided by operating activities	2,842,021	1,916,227	1,072,298

INVESTING ACTIVITIES:
Net increase in loans	(2,172,785)	(1,014,109)	(2,771,020)
Proceeds from sale of securities available for sale	3,770,572	5,014,256	3,574,799
Proceeds from maturity of securities held to maturity	151,939	1,040	1,544
Proceeds from maturity of securities available for sale	2,608,866	2,230,748	3,263,805
Purchase of securities held to maturity	(161,796)	(870)	(2,325)
Purchase of securities available for sale	(5,550,408)	(6,862,448)	(4,967,143)
Net purchase of premises and equipment	(94,661)	(141,545)	(109,041)
Net decrease in customers’ acceptance liability	1,316	9,058	29,071
Acquisitions, net of cash acquired	1,217,587	—	1,045,695

Net cash provided by (used in) investing activities	(229,370)	(763,870)	65,385

FINANCING ACTIVITIES:
Net increase in deposits	3,310,923	1,710,901	3,030,569
Net decrease in short-term borrowings	(944,956)	(1,029,332)	(1,653,405)
Proceeds from long-term borrowings	816,048	1,038,216	1,534,987
Payments on long-term borrowings	(3,204,486)	(1,316,999)	(2,718,840)
Net decrease in bank acceptance liability	(1,316)	(9,058)	(29,071)
Cash dividends	(894,805)	(628,610)	(489,817)
Purchase of treasury stock	(490,370)	(552,495)	(187,434)
Excess tax benefits from share-based payments	32,454	—	—
Proceeds from exercise of stock options, net	264,335	165,980	130,929

Net cash used in financing activities	(1,112,173)	(621,397)	(382,082)

Increase in cash and cash equivalents	1,500,478	530,960	755,601
Cash and cash equivalents at beginning of year	3,216,940	2,685,980	1,930,379

Cash and cash equivalents at end of year	$4,717,418	$3,216,940	$2,685,980

See notes to consolidated financial statements.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Regions Financial Corporation (“Regions” or “the Company”) provides a full range of banking and bank-related services to individual and corporate customers through its subsidiaries and branch offices located primarily in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia. The Company is subject to intense competition from other financial institutions, is subject to the regulations of certain government agencies, and undergoes periodic examinations by those regulatory authorities.

The accounting and reporting policies of Regions and the methods of applying those policies that materially affect the accompanying consolidated financial statements conform with accounting principles generally accepted in the United States (“GAAP”) and with general practices in the financial services industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements including, but not limited to, the estimates and assumptions related to the allowance for credit losses, intangibles, mortgage servicing rights and income taxes.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Regions, its subsidiaries and certain variable interest entities (“VIEs”). Significant intercompany balances and transactions have been eliminated. Certain amounts in prior-year financial statements have been reclassified to conform to the current year presentation. These reclassifications are immaterial and have no effect on net income, total assets or stockholders’ equity. Regions considers a voting rights entity to be a subsidiary and consolidates it if Regions has a controlling financial interest in the entity. VIEs are consolidated if Regions is exposed to the majority of the VIE’s expected losses and/or residual returns (i.e., Regions is considered to be the primary beneficiary). Unconsolidated investments in voting rights entities or VIEs in which Regions has significant influence over operating and financing decisions (usually defined as a voting or economic interest of 20% to 50%) are accounted for using the equity method. Unconsolidated investments in voting rights entities or VIEs in which Regions has a voting or economic interest of less than 20% are generally carried at cost.

Regions owns the common stock of subsidiary business trusts, which have issued mandatorily redeemable preferred capital securities (“trust preferred securities”) in the aggregate of $290.5 million at the time of issuance. These trusts meet the definition of a VIE of which Regions is not the primary beneficiary; the trusts’ only assets are junior subordinated debentures issued by Regions, which were acquired by the trusts using the proceeds from the issuance of the trust preferred securities and common stock. The junior subordinated debentures are included in long-term debt and Regions’ equity interests in the business trusts are included in other assets. For regulatory reporting and capital adequacy purposes, the Federal Reserve Board has indicated that such preferred securities will continue to constitute Tier 1 capital until further notice.

Regions periodically invests in various limited partnerships that sponsor affordable housing projects, which are funded through a combination of debt and equity with equity typically comprising 30% to 50% of the total partnership capital. These partnerships meet the definition of a VIE; however, Regions is not the primary beneficiary of these partnerships. Regions’ maximum exposure to loss as of December 31, 2006 and 2005 was $321.2 million and $141.4 million, respectively, which included $84.8 million and $15.8 million in unfunded commitments to the partnerships.

CASH AND CASH FLOWS

Cash equivalents include cash and due from banks, interest-bearing deposits in other banks, and federal funds sold and securities purchased under agreements to resell. Regions paid $2.2 billion in 2006, $1.5 billion in 2005 and $760 million in 2004 for interest on deposits and borrowings. Income tax payments totaled $445 million for 2006, $172 million for 2005 and $212 million for 2004. Loans transferred to other real estate totaled $128 million in 2006, $164 million in 2005 and $261 million in 2004. In 2006, Regions reclassified $625 million of student loans from loans to loans held for sale. In 2004, Regions reclassified $430 million of indirect consumer auto loans from loans held for sale to the loan portfolio. There were no such reclassifications in 2005.

TRADING ACCOUNT ASSETS

Trading account assets, which are held for the purpose of selling at a profit, consist of debt and marketable equity securities and are carried at estimated fair value. Gains and losses, both realized and unrealized, are included in brokerage and investment banking income. Trading account net gains totaled $27.9 million (including $169,000 of net unrealized losses), $6.9 million (including $667,000 of net unrealized losses) and $9.5 million (including $3.2 million of net unrealized gains) in 2006, 2005 and 2004, respectively.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES PURCHASED UNDER AGREEMENTS

TO RESELL AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at market value plus accrued interest. It is Regions’ policy to take possession of securities purchased under resell agreements.

SECURITIES

Management determines the appropriate classification of debt and equity securities at the time of purchase and periodically re-evaluates such designations. Debt securities are classified as securities held to maturity when the Company has the intent and ability to hold the securities to maturity. Securities held to maturity are stated at amortized cost. Debt securities not classified as securities held to maturity or trading account assets and marketable equity securities not classified as trading account assets are classified as securities available for sale. Securities available for sale are stated at estimated fair value, with unrealized gains and losses, net of taxes, reported as a component of other comprehensive income. The estimated fair value of securities is determined based on quoted market prices. If quoted market prices are not available, estimated fair value is determined based on quoted market prices of comparable instruments.

The amortized cost of debt securities classified as securities held to maturity or securities available for sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security, using the effective yield method. Such amortization or accretion is included in interest on securities. Realized gains and losses are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

The Company reviews its securities portfolio on a regular basis to determine if there are any conditions indicating that a security has other-than-temporary impairment. Factors considered in this determination include the length of time that the security has been in a loss position, the ability and intent to hold the security until such time as the value recovers or the security matures, and the credit quality of the issuer. When a security has impairment that is considered to be other-than-temporary, the security is written down to fair value and a loss is reported in other non-interest expense.

LOANS HELD FOR SALE

At December 31, 2006, loans held for sale included 1-4 family real estate mortgage loans, student loans, and loans held for sale associated with divestitures, which include all commercial and consumer loan products offered by Regions. Refer to Note 2 for a discussion of assets and liabilities held for sale associ-

ated with these divestitures. At December 31, 2005, loans held for sale included only 1-4 family real estate mortgage loans. Regions primarily classifies new 1-4 family real estate mortgage loans as held for sale, but may retain some of these loans based on available liquidity, interest rate risk management and other business purposes. Mortgage loans held for sale have been designated as one of the hedged items in a fair value hedging relationship under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“Statement 133”). Therefore, changes in fair value attributable to interest rate risk are recognized in income as an adjustment to the carrying amount of mortgage loans held for sale. Otherwise, mortgage loans held for sale are presented at the lower of aggregate cost or market value. The market values are based on quoted market prices of similar instruments, adjusted for differences in loan characteristics. Gains and losses on mortgage loans held for sale are included in other non-interest income.

MARGIN RECEIVABLES

Margin receivables, which represent funds advanced to brokerage customers for the purchase of securities, are carried at cost and secured by certain marketable securities in respective customers’ brokerage accounts.

LOANS

Loans are carried at the principal amount outstanding, net of premiums, discounts, unearned income and deferred loan fees and costs. Interest income on loans is accrued based on the principal amount outstanding, except for those loans classified as non-accrual. Nonrefundable loan origination and commitment fees, net of direct costs of originating or acquiring loans, are deferred and recognized over the estimated lives of the related loans as an adjustment to the effective yield.

Regions engages in both direct and leveraged lease financ-ing. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recognized over the terms of the leases to produce a level yield. The net investment in leveraged leases is the sum of all lease payments (less nonrecourse debt payments), plus estimated residual values, less unearned income. Income from leveraged leases is recognized over the term of the leases based on the unrecovered equity investment.

Loans are placed on non-accrual status when management has determined that full payment of all contractual principal and interest is in doubt or the loan is past due 90 days or more as to principal and interest unless the loan is well-secured and in the process of collection. Interest previously accrued but not collected on non-accrual loans is reversed against interest income on the date of non-accrual classification. Charge-offs on commercial loans occur when available information con-

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

firms the loan is not fully collectible and the loss is reasonably quantifiable. Consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines. Interest collections on non-accrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Regions determines past due or delinquency status of a loan based on contractual payment terms.

ALLOWANCE FOR CREDIT LOSSES

Through provisions charged directly to expense, Regions has established an allowance for credit losses (“allowance”). This allowance is comprised of two components: the allowance for loan losses, which is a contra-asset to loans, and a reserve for unfunded credit commitments, which is recorded in other liabilities. The allowance is reduced by actual losses and increased by charge-off recoveries, if any. It is Regions’ policy to charge losses against the allowance in the period the loss is confirmed.

The allowance is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management’s determination of the adequacy of the allowance is an ongoing, quarterly process and is based on an evaluation of the loan portfolio, historical loan loss experience, current economic conditions, collateral values of properties securing loans, volume, growth, quality and composition of the loan portfolio, regulatory guidance and other relevant factors. Unfavorable changes in any of these, or other factors, or the availability of new information, could require that the allowance be increased in future periods. Actual losses could vary from management’s estimates. Except for allowance on loans subject to Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (“Statement 114”), no portion of the resulting allowance is restricted to any individual credits or group of credits. The remaining allowance is available to absorb losses from any and all loans.

Regions’ assessment of allowance levels is determined in accordance with regulatory guidelines, Statement 114 and Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” (“Statement 5”). In determining the allowance, management uses information to stratify the loan portfolio into loan pools with common risk characteristics. Loan pools in the portfolio are assigned estimated allowance amounts of loss based on various factors and analyses, including but not limited to current and historical loss experience trends and levels of problem credits, current economic conditions, changes in product mix and underwriting. Loans deemed to be impaired, which include non-accrual loans excluding consumer loans, with outstanding balances greater than $2.5 million in 2006 and $1.0 million in 2005, are evaluated individually. For these loans, Regions measures the level of impairment based on the present value of the estimated projected cash flows, the estimated value of the collateral or, if available, the observable market price.

In 2006, Regions reclassified portions of the allowance for loan losses related to the estimation of probable losses on binding unfunded credit commitments to other liabilities. The amount reclassified in 2006 was approximately $51.8 million.

Regions accounts for loans acquired in a transfer that are subject to the scope of American Institute of Certified Public Accountants (AICPA) Statement of Position 03-3, “Accounting for Certain Loans and Debt Securities Acquired in a Transfer” (“SOP 03-3”) at fair value, which is the net present value of all cash flows expected to be collected over the life of the loan. These cash flows are determined on the date of transfer. At December 31, 2006, the principal balance of and net investment in these loans was immaterial. At December 31, 2005, Regions had no loans subject to
SOP 03-3.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS

Regions may periodically sell receivables, such as commercial loans, residential mortgage loans and dealer loans, in securitizations and to third parties, including conduits. When Regions sells these receivables, it may retain a continuing interest in these receivables in the form of interest-only strips, one or more subordinated tranches, servicing rights, or cash reserve accounts. These retained interests are initially recognized based on their respective allocated cost basis on the date of transfer. Any gain or loss on the sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Retained interests in the subordinated tranches and interest-only strips are recorded at fair value and included in securities available for sale. Subsequent adjustments to fair value are recorded through other comprehensive income. Quoted market prices for these assets are generally not available, so Regions estimates fair value based on the present value of expected future cash flows using management’s best estimates of the key assumptions – expected credit losses, prepayment speeds, weighted- average life, and discount rates commensurate with the inherent risks of the asset. In calculating prepayment rates, Regions utilizes a variety of prepayment models depending on the loan type and specific transaction requirements. The models used by Regions include the constant prepayment rate model (CPR), the absolute prepayment speed model (ABS) and the Bond Market Trade Association’s Mortgaged Asset-Backed Securities Division’s prepayment model (PSA).

On a quarterly basis, Regions ensures that any retained interests are valued appropriately in the consolidated financial statements. Management reviews the historical performance

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of each retained interest and the assumptions used to project future cash flows. Assumptions are revised if past performance and future expectations dictate. The present value of cash flows is then recalculated based on the revised assumptions.

Amounts capitalized for the right to service mortgage loans are amortized as a component of other non-interest expense over the estimated remaining servicing lives of the loans, considering appropriate prepayment assumptions. Mortgage servicing rights (“MSRs”) are presented on the consolidated statements of condition at the lower of aggregate cost or market value on a stratified basis. The fair value of mortgage servicing rights is calculated by discounting estimated future cash flows from the servicing assets, using market discount rates, as well as expected prepayment rates, servicing costs and other factors. Changes in these factors, which include interest rates, prepayment speeds, or other factors, could result in impairment of the servicing asset and a charge against earnings. For purposes of evaluating impairment, the Company stratifies its mortgage servicing portfolio on the basis of certain risk characteristics, including loan type and interest rate. Refer to Note 6 for further discussion of mortgage servicing rights.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization, as applicable. Depreciation expense is computed using the straight-line and declining-balance methods over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements (or the terms of the leases, if shorter). Generally, premises and leasehold improvements are depreciated or amortized over 10-40 years. Furniture and equipment is generally depreciated or amortized over 3-12 years.

Regions enters into lease transactions for the right to use assets. These leases vary in term and, from time to time, include incentives and/or rent escalations. Examples of incentives include periods of “free” rent and leasehold improvement incentives. Regions recognizes incentives and escalations on a straight-line basis over the lease term as a reduction of or increase to rent expense, as applicable, in net occupancy expense on the consolidated statements of income.

INTANGIBLE ASSETS

Intangible assets include excess purchase price, which is the excess of cost over the fair value of net assets of acquired businesses. Other identifiable intangible assets include the following: (1) core deposit intangible assets, which are amounts recorded related to the value of acquired indeterminate- maturity deposits, (2) amounts capitalized related to the value of acquired customer relationships and (3) amounts recorded related to employment agreements with certain individuals of acquired entities. Core deposit intangibles are amortized on an accelerated basis, while all other identifiable intangible assets are primarily amortized on a straight-line basis.

The Company’s excess purchase price, which is primarily related to banking acquisitions, is tested for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. Adverse changes in the economic environment, operations of the business unit, or other factors could result in a decline in the implied fair value. If the implied fair value is less than the carrying amount, a loss would be recognized in non-interest expense to reduce the carrying amount to implied fair value.

Other identifiable intangible assets are reviewed at least annually for events or circumstances that could impact the recoverability of the intangible asset. These events could include loss of core deposits, increased competition or adverse changes in the economy. To the extent an other identifiable intangible asset is deemed unrecoverable, impairment losses are recorded in non-interest expense to reduce the carrying amount to the estimated fair value.

FORECLOSED PROPERTY AND OTHER REAL ESTATE

Other real estate acquired in satisfaction of indebtedness (“foreclosure”) is carried in other assets at the lower of the recorded investment in the loan or fair value less estimated cost to sell the property at the date of transfer. In such cases where the recorded investment in the loan exceeds the property’s fair value less cost to sell, write-downs are recorded as charge-offs in the allowance. At December 31, 2006 and 2005, foreclosed property and other real estate totaled $75.6 million and $65.5 million, respectively. Gain or loss on the sale of foreclosed property and other real estate is included in other non-interest expense. From time to time, assets classified as premises and equipment are transferred to held for sale for various reasons. These assets are carried in other assets at the lower of the recorded investment in the asset or fair value less estimated cost to sell based upon the property’s appraised value at the date of transfer. Any write-downs of property held for sale are recorded as non-interest expense.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

The Company enters into derivative financial instruments to manage interest rate risk, facilitate asset/liability management strategies and manage other exposures. These instruments primarily include interest rate swaps, options on interest rate swaps, and interest rate caps and floors. All derivative financial instruments are recognized on the consolidated statements of condition as assets or liabilities at fair value as required by Statement 133. It is Regions’ policy to enter into master netting agreements with counterparties and/or to require collateral based on counterparty credit ratings to cover exposures.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial instruments that qualify under Statement 133 in a hedging relationship are designated, based on the exposure being hedged, as either fair value or cash flow hedges. For derivative financial instruments not designated as fair value or cash flow hedges, gains and losses related to the change in fair value are recognized in earnings during the period of change in fair value.

Fair value hedge relationships mitigate exposure to the change in fair value of an asset, liability or firm commitment. Under the fair value hedging model, gains or losses attributable to the change in fair value of the derivative instrument, as well as the gains and losses attributable to the change in fair value of the hedged item, are recognized in earnings in the period in which the change in fair value occurs. Hedge ineffectiveness is recognized to the extent the changes in fair value of the derivative do not offset the changes in fair value of the hedged item as non-interest expense. The corresponding adjustment to the hedged asset or liability is included in the basis of the hedged item, while the corresponding change in the fair value of the derivative instrument is recorded as an adjustment to other assets or other liabilities, as applicable.

Cash flow hedge relationships mitigate exposure to the variability of future cash flows or other forecasted transactions. For cash flow hedge relationships, the effective portion of the gain or loss related to the derivative instrument is recognized as a component of other comprehensive income. The ineffective portion of the gain or loss related to the derivative instrument, if any, is recognized in earnings as non-interest expense during the period of change. Amounts recorded in other comprehensive income are amortized to earnings in the period or periods during which the hedged item impacts earnings.

The Company formally documents all hedging relationships between hedging instruments and the hedged items, as well as its risk management objective and strategy for entering into various hedge transactions. Depending on the hedged item, the Company performs periodic assessments to determine whether the hedging relationship has been highly effective in offsetting changes in fair values or cash flows of hedged items and whether the relationship is expected to continue to be highly effective in the future.

When a hedge is terminated or hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be recorded in the consolidated statements of condition at its fair value, with changes in fair value recognized currently in non-interest income. Any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the consolidated statements of condition and recognized currently in non-interest income. Gains and losses that were accumulated in other comprehensive income pursuant to the hedge of a forecasted transaction are recognized immediately in non-interest income.

Regions also enters into interest rate lock commitments, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding and the customers have locked into that interest rate. Accordingly, such commitments are recorded at fair value with changes in fair value recorded in non-interest income. Fair value is based on fees currently charged to enter into similar agreements and, for fixed-rate commitments, considers the difference between current levels of interest rates and the committed rates. Regions also has corresponding forward sales commitments related to these interest rate lock commitments, which are recorded at fair value with changes in fair value recorded in non-interest income.

Regions enters into various derivative agreements with customers desiring protection from possible future market fluctuations. Regions generally maintains a portfolio of offsetting derivative agreements. These contracts do not qualify for hedge accounting and are marked-to-market through earnings and included in other assets and other liabilities.

INCOME TAXES

Regions and its subsidiaries file various federal and state income tax returns, including some returns that are consolidated with subsidiaries. Regions accounts for the current and future tax effects of such returns using the asset and liability method, recording deferred tax assets and liabilities and applying federal and state tax rates currently in effect to its cumulative temporary differences. Temporary differences are differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities.

From time to time, Regions engages in business plans that may also have an effect on its tax liabilities. If the tax effects of a plan are significant, Regions’ practice is to obtain the opinion of advisors that the tax effects of such plans should prevail if challenged. The examination of Regions’ income tax returns or changes in tax law may impact the tax benefits of these plans. Regions believes adequate provisions for income tax have been recorded for all years open for review.

TREASURY STOCK

The purchase of the Company’s common stock is recorded at cost. At the date of retirement or subsequent reissuance, treasury stock is reduced by the cost of such stock with differences recorded in additional paid-in capital or undivided profits, as applicable.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SHARE-BASED PAYMENTS

Regions accounts for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payments” (“Statement 123(R)”), which was adopted under the modified prospective method on January 1, 2006 and, therefore, results for prior periods have not been restated. The effect of the adoption of Statement 123(R) on Regions’ financial condition and results of operations was not material, because on December 20, 2005, Regions accelerated vesting of certain non-qualified, outstanding, unvested stock options previously awarded. Therefore, there were no unvested stock options outstanding at December 31, 2005. Refer to Note 15 for further discussion of share-based payments.

Compensation cost is measured based on the fair value of the award, which most commonly includes restricted stock (i.e., unvested common stock) and stock options, at the grant date and is recognized in the consolidated financial statements on a straight-line basis over the requisite service period. The fair value of restricted stock is determined based on the average of the high and low price of Regions’ common stock on the date of grant. The fair value of stock options is estimated at the date of grant using a Black-Scholes option pricing model and related assumptions. Expected volatility considers implied volatility from traded options on the Company’s stock and historical volatility of the Company’s stock. Regions considers historical data to estimate future option exercise behavior, which is used to derive an option’s expected term. The expected term represents the period of time that options are expected to be outstanding from the grant date. Historical data is also used to estimate future employee attrition, which is used to calculate an expected forfeiture rate. Groups of employees that have similar historical exercise behavior are reviewed and considered for valuation purposes. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and the weighted-average expected life of the grant.

Prior to the adoption of Statement 123(R), Regions followed the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”) as amended, which allowed an entity to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“Opinion 25”) as amended and interpreted. Regions’ pro forma information for the years ended December 31, 2005 and 2004 are as follows:

(In thousands, except per share data)	2005	2004
Net income available to common shareholders	$1,000,544	$817,745
Add: Stock-based compensation expense included in net income, net of related tax effects	17,830	8,407
Less: Total stock-based compensation expense based on the fair value method for all awards, net of related tax effects	(39,745)	(19,206)

Pro forma net income available to common shareholders	$978,629	$806,946

EARNINGS PER SHARE:
Basic	$2.17	$2.22
Diluted	2.15	2.19
Pro forma – basic	2.12	2.19
Pro forma – diluted	2.10	2.16

The above pro forma information includes expenses related to stock options and restricted stock granted during 2005 and 2004, as well as the expense related to the unvested portion of prior years’ grants and assumes that the fair value for these option grants was estimated at the date of grant using a Black-Scholes option pricing model. The estimated fair value of the options is then amortized over the options’ original vesting period to determine the pro forma expense for the period.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUE RECOGNITION

The largest source of revenue for Regions is interest revenue. Interest revenue is recognized on an accrual basis driven by nondiscretionary formulas based on written contracts, such as loan agreements or securities contracts. Credit-related fees, including letter of credit fees, are recognized in non-interest income when earned. Regions recognizes commission revenue and brokerage, exchange and clearance fees on a trade-date basis. Other types of non-interest revenues, such as service charges on deposits and trust revenues, are accrued and recognized into income as services are provided and the amount of fees earned are reasonably determinable.

PER SHARE AMOUNTS

Earnings per share computations are based upon the weighted-average number of shares outstanding during the periods. Diluted earnings per share computations are based upon the weighted-average number of shares outstanding during the period, plus the dilutive effect of outstanding stock options and stock performance awards.

RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement 123(R), which revises Statement 123 and supersedes Opinion 25. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Statement 123(R) was adopted by the Company as of January 1, 2006; see Note 15 to the consolidated financial statements for additional discussion.

In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections” (“Statement 154”), a replacement of Accounting Principles Board Opinion No. 20, “Accounting Changes,” and Statement of Financial Accounting Standards No. 3, “Reporting Accounting Changes in Interim Financial Statements.” The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting a change in accounting principle. In the absence of specific transition requirements to the contrary in the adoption of an accounting principle, Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable for comparability and consistency of financial information between periods. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of Statement 154 did not have a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“Statement 158”). Statement 158 requires employers to fully recognize in their financial statements the obligations associated with single-employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. Specifically, it requires a company to (1) recognize on its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, (2) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognize changes in the funded status of a plan through other comprehensive income in the year in which the changes occur. Companies with publicly traded equity securities are required to prospectively adopt the recognition and disclosure provisions of Statement 158 effective for fiscal years ending after December 15, 2006. Refer to Note 16 for the results of adoption of Statement 158.

In November 2005, the FASB issued FASB Staff Position Statement of Financial Accounting Standards 115-1 and 124-1 (“FSP 115-1”). This FSP codified existing guidance addressing the determination as to when an investment security is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP 115-1 was effective for reporting periods beginning after December 15, 2005. Regions considers FSP 115-1 in its quarterly testing for other-than-temporary impairment.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“Statement 155”), which amends existing GAAP by permitting hybrid financial instruments that contain an embedded derivative to be remeasured at fair value. Statement 155 requires entities to evaluate interests in securitized financial assets to identify interests that are derivatives (freestanding or embedded) and eliminates the prohibition on a qualifying special purpose entity from holding certain derivative financial instruments. Statement 155 is effective for financial instruments acquired, issued, or subject to remeasurement (as defined by Statement 155) for fiscal annual periods beginning after September 15, 2006. Regions is currently reviewing the potential impact of this Statement, but does not believe the adoption of Statement 155 will have a material impact on the consolidated financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140” (“Statement 156”). The Statement requires that all

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

servicing assets and liabilities be initially measured at fair value and allows for two alternatives in the subsequent accounting for servicing assets and liabilities: the amortization method and the fair value method. The amortization method requires that the servicing assets and liabilities be amortized over the remaining estimated lives of the serviced assets with impairment testing to be performed periodically. The fair value method requires the servicing assets and liabilities to be measured at fair value each period with an offset to income. This Statement is to be adopted in the first fiscal year that begins after September 15, 2006 and early adoption is permitted. Once the fair value election is made, an entity cannot revert back to the amortization method. Regions has adopted the amortization method, which is consistent with Regions’ current accounting policies.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“Interpretation 48”), an interpretation of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). The interpretation requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements. These benefits would be recorded at amounts considered to be the maximum amounts more-likely-than-not of being sustained. At the time these positions become more-likely-than-not to be disallowed, their recognition would be reversed. Any cumulative effect associated with the allocation of the provisions of the interpretation will be reported as a change in accounting principle in the period in which the interpretation is adopted. Interpretation 48 is effective as of the beginning of the first annual period beginning after December 15, 2006. Regions is still evaluating the impact of the adoption of Interpretation 48.

In July 2006, the FASB issued FASB Staff Position Statement of Financial Accounting Standards No. 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FSP 13-2”), which addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. This FSP requires the projected timing of income tax cash flows generated by a leveraged lease transaction to be reviewed annually or more frequently if changes in circumstances indicate that a change in timing has occurred or is projected to occur. If the projected timing of the income tax cash flows is revised during the lease term, the rate of return and the allocation of income shall be recalculated from the inception of the lease as provided in Statement of Financial Accounting Standards No. 13, “Accounting for Leases.” FSP 13-2 is effective for fiscal years beginning after December 15, 2006, and the cumulative effect of applying the provisions of this FSP shall be reported as an adjustment to the beginning balance of undivided profits. Regions does not believe the adoption of FSP 13-2 will have a material impact on the consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“Statement 157”), which provides guidance for using fair value to measure assets and liabilities. This Statement also requires expanded disclosures about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. This Statement applies whenever other standards require or permit assets and liabilities to be measured at fair value. This Statement does not expand the use of fair value in any new circumstance. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. Regions is currently reviewing the potential impact of Statement 157.

NOTE 2. BUSINESS COMBINATIONS

On November 4, 2006, the Company completed its merger with AmSouth Bancorporation (“AmSouth”), headquartered in Birmingham, Alabama. The combined company has leading positions in some of the fastest growing markets in the United States as well as a broad, balanced mix of businesses including retail and commercial banking, trust and asset management, securities brokerage, mortgage and insurance services. The primary reasons for the merger were as follows:

•	To provide superior customer service through expanded distribution network and product offerings;

•	To strengthen presence in Regions’ core markets;

•	To enhance revenue composition, growth prospects and capital efficiency; and

•	To create potential earnings per share accretion and value enhancement for all stockholders.

In the transaction, AmSouth was merged with and into Regions Financial Corporation. In the transaction, each share of AmSouth common stock was converted into 0.7974 of a share of Regions common stock. The merger was accounted for as a purchase of 100% of the voting interests of AmSouth by Regions for accounting and financial reporting purposes. As a result, the historical financial statements of Regions are the historical financial statements of the combined Company.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below provides a summary of the number of shares issued upon the completion of the merger. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the merger date, which is also summarized below. Regions has not completed its full purchase price allocation, as the Company is still awaiting additional information regarding the fair value of the assets acquired and liabilities assumed. Therefore, the reported excess purchase price related to the AmSouth merger is preliminary and the assignment of AmSouth excess purchase price by segment has not been completed.

(In millions, except share and per share data)
PURCHASE PRICE:
AmSouth common shares outstanding	347,511,796
Exchange ratio	0.7974

	277,105,906
Less: Fractional shares	(10,448)

Total Regions common stock issued		277,095,458
Average Regions share price over four days surrounding announcement of merger		$35.00

Purchase price for AmSouth common shares		$9,698.3
Estimated fair value of AmSouth stock options		159.4
Transaction costs		85.0

Purchase price		$9,942.7

NET ASSETS ACQUIRED:
AmSouth stockholders’ equity	$3,864.2
Less: AmSouth excess purchase price and core deposit intangibles	(286.9)	3,577.3

Excess of purchase price over carrying value of assets acquired		$6,365.4

ESTIMATED ADJUSTMENTS TO REFLECT FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED:
Securities held to maturity		144.2
Loans, net of unearned income		459.6
Leases		1,323.7
Allowance for loan losses		(23.0)
Premises and equipment		6.1
Core deposit intangibles		(704.0)
Premium on divested branches		(334.8)
Other assets		219.7
Deferred income taxes		(1,525.4)
Other liabilities		139.9
Interest-bearing time deposits		60.7
Long-term borrowings		82.4

Preliminary excess purchase price		$6,214.5

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Regions’ consolidated financial statements include the results of operations of acquired companies only from their respective dates of acquisition. The following unaudited summary information presents the consolidated results of operations of Regions on a pro forma basis for the years ended December 31, 2006 and 2005, as if AmSouth had been acquired on January 1, 2006 and 2005, respectively. The pro forma summary information does not necessarily reflect the results of operations that would have occurred if the acquisition had occurred at the beginning of the periods presented, or of results which may occur in the future.

	Year Ended December 31
(In thousands, except per share data)	2006	2005
	Unaudited
Net interest income	$4,885,223	$4,617,043
Provision for loan losses	235,300	258,950
Non-interest income	2,836,136	2,728,612
Non-interest expense	4,602,057	4,492,334

Income before income taxes	2,884,002	2,594,371
Income taxes	922,983	817,920

Net income	$1,961,019	$1,776,451

Earnings per share – basic	$2.68	$2.41
Earnings per share – diluted	2.66	2.39

Weighted-average number of shares outstanding:
Basic	732,594	738,266
Diluted	737,902	743,278

The following table summarizes the assets acquired and liabilities assumed in connection with the AmSouth acquisition:

(In thousands)
Cash and due from banks	$1,149,696
Interest-bearing deposits	97,762
Federal funds sold and securities purchased under agreements to resell	55,075
Trading account assets	5,651
Securities available for sale	2,333,137
Securities held to maturity	5,034,967
Loans held for sale	305,389
Loans held for sale – divestitures	1,665,641
Loans, net of unearned income	34,793,759
Allowance for loan and lease losses	(335,833)
Premises and equipment	1,334,104
Excess purchase price	6,214,537
Other identifiable intangible assets	704,012
Other assets	4,490,383
Deposits	34,822,276
Deposits – divestitures	2,734,297
Borrowings	9,698,623
Other liabilities	650,350

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRUCTURING LIABILITIES

During the fourth quarter of 2006, $139.9 million of liabilities were recorded related to AmSouth as purchase accounting adjustments, resulting in an increase in excess purchase price. Included in this balance was $42.1 million for severance and change-in-control provisions and $22.8 million for contract terminations related to the acquisition. As more information becomes available regarding the Company’s finalization of its plans to exit certain activities related to AmSouth and/or involuntarily terminate former AmSouth employees, additional restructuring liabilities may be accrued and reflected in excess purchase price. The remaining $75.0 million relates to valuation adjustments recorded for various AmSouth liabilities.

BRANCH DIVESTITURES

In order to receive approval from the Department of Justice and the Board of Governors of the Federal Reserve, AmSouth entered into definitive agreements to sell 52 branches in markets where the merger would affect competition. These branch sales are expected to be completed in the first quarter of 2007. The assets and liabilities related to these branches are reflected as held-for-sale in the consolidated statements of condition. The estimated premium to be received from these sales is reflected in excess purchase price.

NOTE 3. SECURITIES

The amortized cost and estimated fair value of securities available for sale and securities held to maturity at December 31 are as follows:

	2006
(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

SECURITIES AVAILABLE FOR SALE:
U.S. Treasury securities	$388,225	$32	$(4,824)	$383,433
Federal agency securities	3,759,303	12,414	(44,790)	3,726,927
Obligations of states and political subdivisions	780,553	7,841	(1,307)	787,087
Mortgage-backed securities	12,863,048	48,353	(134,043)	12,777,358
Other debt securities	76,478	562	(218)	76,822
Equity securities	762,049	664	(8)	762,705

	$18,629,656	$69,866	$(185,190)	$18,514,332

SECURITIES HELD TO MATURITY:
U.S. Treasury securities	$16,632	$34	$(189)	$16,477
Federal agency securities	25,289	215	(90)	25,414
Obligations of states and political subdivisions	1,649	26	–	1,675
Other debt securities	4,158	50	(7)	4,201

	$47,728	$325	$(286)	$47,767

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2005
(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value

SECURITIES AVAILABLE FOR SALE:
U.S. Treasury securities	$243,050	$–	$(4,324)	$238,726
Federal agency securities	3,178,403	10,389	(42,809)	3,145,983
Obligations of states and political subdivisions	436,020	12,014	(839)	447,195
Mortgage-backed securities	7,543,118	18,910	(134,142)	7,427,886
Other debt securities	107,793	707	(337)	108,163
Equity securities	579,013	869	(25)	579,857

	$12,087,397	$42,889	$(182,476)	$11,947,810

SECURITIES HELD TO MATURITY:
U.S. Treasury securities	$23,711	$–	$(2,335)	$21,376
Federal agency securities	7,753	–	(2,022)	5,731

	$31,464	$–	$(4,357)	$27,107

The following tables present the age of gross unrealized losses and fair value by investment category for securities available for sale at December 31:

	2006
	Less Than Twelve Months		Twelve Months or More		Total
(In thousands)	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses

U.S. Treasury securities	$123,734	$(185)	$212,385	$(4,639)	$336,119	$(4,824)
Federal agency securities	774,028	(6,262)	1,570,128	(38,528)	2,344,156	(44,790)
Mortgage-backed securities	1,386,427	(5,624)	5,092,069	(128,419)	6,478,496	(134,043)
All other securities	381,110	(780)	63,328	(753)	444,438	(1,533)

	$2,665,299	$(12,851)	$6,937,910	$(172,339)	$9,603,209	$(185,190)

	2005
	Less Than Twelve Months		Twelve Months or More		Total
(In thousands)	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses

U.S. Treasury securities	$191,953	$(3,758)	$19,414	$(566)	$211,367	$(4,324)
Federal agency securities	1,290,714	(23,071)	749,885	(19,738)	2,040,599	(42,809)
Mortgage-backed securities	3,896,822	(46,356)	2,519,528	(87,786)	6,416,350	(134,142)
All other securities	119,975	(1,131)	1,933	(70)	121,908	(1,201)

	$5,499,464	$(74,316)	$3,290,760	$(108,160)	$8,790,224	$(182,476)

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Regions evaluates securities in a loss position for other-than-temporary impairment, considering such factors as the length of time and the extent to which the market value has been below cost, the credit standing of the issuer, and Regions’ ability and intent to hold the security until its market value recovers. Management does not believe any individual unrealized loss, which was comprised of 507 securities and 104 securities, as of December 31, 2006 and 2005, respectively, represented an other-than-temporary impairment. The unrealized losses related primarily to the impact of changes in interest rates on U.S. Treasury securities, Federal agency securities and mortgage-backed securities.

The cost and estimated fair value of securities held to maturity and securities available for sale at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In thousands)	Cost	Estimated Fair Value

SECURITIES AVAILABLE FOR SALE:
Due in one year or less	$401,640	$396,966
Due after one year through five years	1,515,145	1,497,125
Due after five years through ten years	2,925,123	2,917,208
Due after ten years	162,651	162,970
Mortgage-backed securities	12,863,048	12,777,358
Equity securities	762,049	762,705

	$18,629,656	$18,514,332

SECURITIES HELD TO MATURITY:
Due in one year or less	$6,231	$6,228
Due after one year through five years	23,512	23,512
Due after five years through ten years	8,207	8,226
Due after ten years	9,778	9,801

	$47,728	$47,767

Proceeds from sales of securities available for sale in 2006 were $3.8 billion, with gross realized gains and losses of $8.2 million and $50,000, respectively. Proceeds from sales of securities available for sale in 2005 were $5.0 billion, with gross realized gains and losses of $61.6 million and $80.5 million, respectively. Proceeds from sales of securities available for sale in 2004 were $3.6 billion, with gross realized gains and losses of $63.6 million and $463,000, respectively.

Equity securities included $624.5 million and $574.5 million of Federal Reserve Bank stock and Federal Home Loan Bank (“FHLB”) stock as of December 31, 2006 and 2005, respectively, the cost of which approximated fair value.

Securities with carrying values of $15.8 billion and $8.2 billion at December 31, 2006 and 2005, respectively, were pledged to secure public funds, trust deposits and certain borrowing arrangements.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. LOANS

The loan portfolio at December 31 consisted of the following:

(In thousands)	2006	2005
Commercial	$26,450,071	$14,887,448
Real estate – mortgage	38,631,277	27,032,273
Real estate – construction	14,143,656	7,376,750
Consumer	17,653,686	9,295,345

	96,878,690	58,591,816
Unearned income	(2,328,088)	(186,903)

	$94,550,602	$58,404,913

The loan portfolio is diversified geographically, primarily within Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, South Carolina, Tennessee, Texas and Virginia.

Included in loans net of unearned income at December 31, 2006 and 2005 were $70.8 million and $44.3 million, respectively, of net deferred loan costs. Unamortized premiums and discounts on loans net of unearned income totaled $252.6 million and $8.9 million at December 31, 2006 and 2005, respectively.

Included in commercial loans was $2,372.1 million and $215.3 million of rentals receivable on leveraged leases and $508.9 million and $0 of estimated residuals on leveraged leases, net of $2,110.2 million and $123.1 million of unearned income on leveraged leases at December 31, 2006 and 2005, respectively. Pre-tax income from leveraged leases for the years ending December 31, 2006, 2005 and 2004 was $12.2 million, $7.0 million and $7.1 million, respectively. The tax effect of this income was an expense of $8.6 million, $2.6 million and $2.7 million for the years ending December 31, 2006, 2005 and 2004, respectively.

At December 31, 2006, non-accrual loans totaled $306.5 million compared to $341.2 million at December 31, 2005. The amount of interest income recognized in 2006, 2005 and 2004 on non-accrual loans was approximately $9.5 million, $11.7 million and $11.4 million, respectively. If these loans had been current in accordance with their original terms, approximately $29.0 million, $36.7 million and $27.2 million, respectively, would have been recognized on these loans in 2006, 2005 and 2004. At December 31, 2006 and 2005, Regions had loans contractually past due 90 days or more and still accruing of approximately $143.9 million and $87.5 million, respectively.

The recorded investment in impaired loans, which includes all commercial (excluding leases) and commercial real estate loans on non-accrual status, was $237.5 million at December 31, 2006 and $64.3 million at December 31, 2005. The average amount of impaired loans was $212.3 million during 2006, $111.0 million during 2005 and $69.9 million during 2004. The allowance related to impaired loans totaled $17.6 million at December 31, 2006 and $5.5 million at December 31, 2005, respectively, specifically allocated to $70.1 million and $61.3 million, respectively, of specifically reviewed impaired loans. No material amount of interest income was recognized on impaired loans for the years ended December 31, 2006, 2005 or 2004.

Regions’ recorded recourse liability, which primarily relates to residential mortgage loans, totaled $76.4 million and $67.6 million at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, approximately $4.9 billion and $6.0 billion, respectively, of first mortgage loans on 1-4 family dwellings held by Regions were pledged to secure borrowings from the FHLB (see Note 11 for further discussion).

Directors and executive officers of Regions and its principal subsidiaries, including the directors’ and officers’ families and affiliated companies, are loan and deposit customers and have other transactions with Regions in the ordinary course of business. Total loans to these persons (excluding loans which in the aggregate do not exceed $60,000 to any such person) at December 31, 2006 and 2005, were approximately $320 million and $131 million, respectively. These loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and involve no unusual risk of collectibility.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. ALLOWANCE FOR CREDIT LOSSES

An analysis of the allowance for credit losses for the years ended December 31 follows:

(In thousands)	2006	2005	2004
Balance at beginning of year	$783,536	$754,721	$454,057
Allowance of purchased institutions at acquisition date	335,833	—	303,144
Allowance allocated to sold loans and loans transferred to loans held for sale	(14,140)	—	—
Provision for loan losses	142,500	165,000	128,500
Loan losses:
Charge-offs	(219,479)	(211,730)	(188,372)
Recoveries	79,538	75,545	57,392

Net loan losses	(139,941)	(136,185)	(130,980)

Balance at end of year	$1,107,788	$783,536	$754,721

COMPONENTS:
Allowance for loan losses	$1,055,953	$783,536	$754,721
Reserve for unfunded credit commitments	51,835	—	—

Allowance for credit losses	$1,107,788	$783,536	$754,721

The allowance for credit losses consists of the allowance for loan losses, which is presented on the consolidated statements of condition, and the reserve for unfunded credit commitments, which is included in other liabilities in the consolidated statements of condition.

NOTE 6. TRANSFERS AND SERVICING OF FINANCIAL ASSETS

In connection with the AmSouth merger, Regions became the seller of commercial loans to third-party, multi-issuer conduits, in which Regions retained servicing responsibilities. As part of the sale and securitization of commercial loans to conduits, Regions provides credit enhancements to the conduits in the form of letters of credit totaling $50.0 million at December 31, 2006. Regions also provides liquidity lines of credit to support the issuance of commercial paper under 364-day loan commitments. These liquidity lines can be drawn upon in the unlikely event of a commercial paper market disruption or other factors, which could prevent the asset-backed commercial paper issuers from being able to issue commercial paper. Regions had liquidity lines of credit supporting these conduit transactions of $431.7 million at December 31, 2006. No gains or losses were recognized on commercial loans sold to third-party conduits nor was any retained interest recorded due to the relatively short life of the commercial loans sold into the conduits (average life of 30 days).

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of managed commercial (including real estate) and indirect consumer auto loans, which represent both owned securitized loans, along with information about delinquencies and net credit losses follows:

(Dollars in millions)	Commercial and Real Estate Loans	Indirect Auto Loans

Outstanding as of December 31, 2006:
Loans, net of unearned income held in portfolio	$62,767.6	$4,037.5
Loans securitized/sold	431.7	199.4

Total managed loans	$63,199.3	$4,236.9

Total delinquencies as of December 31, 2006	$972.1	$11.4
Delinquencies as a percent of ending managed loans	1.54%	0.27%
Net credit losses during 2006	$114.3	$3.1
Net credit losses as a percent of ending managed loans	0.18%	0.07%

An analysis of mortgage servicing rights for the years ended December 31 is presented below:

(In thousands)	2006	2005
Balance at beginning of year	$441,508	$458,053
Amounts capitalized	53,777	71,968
Sale of servicing assets	(4,786)	(4,007)
Permanent impairment	(3,719)	—
Amortization	(70,563)	(84,506)

	416,217	441,508
Valuation allowance	(41,346)	(29,500)

Balance at end of year	$374,871	$412,008

The changes in the valuation allowance for servicing assets were as follows for the years ended December 31:

(In thousands)	2006	2005
Balance at beginning of year	$29,500	$61,500
Permanent impairment	(3,719)	—
Release of impairment – sale of MSRs	(435)	—
Provisions for (recapture of) impairment valuation	16,000	(32,000)

Balance at end of year	$41,346	$29,500

Data and assumptions used in the fair value calculation related to mortgage servicing rights for the years ended December 31 are as follows:

	2006	2005
Weighted-average prepayment rate (PSA)	364	250
Weighted-average discount rate	9.30%	9.40%
Weighted-average coupon interest rate	6.10%	6.04%
Weighted-average remaining maturity (months)	276	278
Weighted-average service fee (basis points)	31.00	31.25

The estimated fair values of capitalized mortgage servicing rights were $374.9 million and $412.0 million at December 31, 2006 and 2005, respectively. In 2006, 2005 and 2004, Regions’ amortization of mortgage servicing rights was $70.6 million, $84.5 million and $62.8 million, respectively.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 is as follows:

(In thousands)	2006	2005
Land	$449,538	$235,566
Premises	1,317,429	873,387
Furniture and equipment	993,409	676,649
Leasehold improvements	200,955	76,589
Construction in progress	298,810	49,981

	3,260,141	1,912,172
Accumulated depreciation and amortization	(861,647)	(789,883)

	$2,398,494	$1,122,289

Net occupancy expense for the years ended December 31 is summarized as follows:

(In thousands)	2006	2005	2004
Gross occupancy expense	$281,042	$235,633	$170,248
Less: rental income	21,064	11,560	10,188

Net occupancy expense	$259,978	$224,073	$160,060

NOTE 8. INTANGIBLE ASSETS

Regions’ excess purchase price is allocated primarily to the General Banking segment. In the case of the AmSouth merger, the excess purchase price of $6.2 billion has not yet been allocated to the reporting units because the purchase price allocation is not yet finalized.

A summary of excess purchase price at December 31 is presented as follows:

(In thousands)	2006	2005
Balance at beginning of year	$5,027,044	$4,992,563
Amounts recorded in connection with business combinations	6,214,537	1,460
Other adjustments	(65,934)	33,021

Balance at end of year	$11,175,647	$5,027,044

A summary of core deposit intangible assets at December 31 is presented as follows:

(In thousands)	2006	2005
Balance at beginning of year	$301,391	$347,441
Amounts recorded in connection with business combinations	704,012	—
Accumulated amortization, beginning of year	(75,037)	(28,987)
Amortization	(63,523)	(46,050)

Accumulated amortization, end of year	(138,560)	(75,037)

Balance at end of year	$941,880	$301,391

Regions’ core deposit intangible assets are being amortized over a ten-year period. The aggregate amount of amortization expense is estimated to be $164.9 million in 2007, $146.8 million in 2008, $131.3 million in 2009, $117.3 million in 2010 and $103.4 million in 2011.

Regions has other intangible assets totaling $16.0 million and $13.0 million at December 31, 2006 and 2005, respectively. These other intangible assets resulted from customer relationships and employment agreements related to various small acquisitions and are being amortized on a straight-line basis over a period ranging from two to five years.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. DEPOSITS

The following schedule presents the detail of interest-bearing deposits at December 31:

(In thousands)	2006	2005
Interest-bearing transaction accounts	$8,950,404	$2,756,556
Savings accounts	3,882,533	3,037,687
Money market accounts	25,595,559	15,414,325
Certificates of deposits of $100,000 or more	12,776,086	7,412,359
Time deposits of $100,000 or more	832,492	387,193
Interest-bearing accounts in foreign offices	8,559,884	4,442,565
Interest-bearing deposits – divestitures	2,238,072	—
Other interest-bearing deposits	17,684,162	13,228,644

	$80,519,192	$46,679,329

The following schedule details interest expense on deposits for the years ended December 31:

(In thousands)	2006	2005	2004
Interest-bearing transaction accounts	$70,447	$52,842	$30,665
Savings accounts	12,356	7,992	4,718
Money market accounts	271,187	104,693	51,382
Certificates of deposits of $100,000 or more	394,844	255,787	106,034
Interest-bearing accounts in foreign offices	256,681	144,896	54,351
Interest-bearing deposits – divestitures	11,974	—	—
Other interest-bearing deposits	662,678	438,517	249,477

	$1,680,167	$1,004,727	$496,627

The aggregate amount of maturities of all time deposits (deposits with stated maturities, consisting primarily of certificates of deposit and IRAs) in each of the next five years is as follows: 2007–$27.2 billion; 2008–$2.0 billion; 2009–$876.0 million; 2010–$686.7 million; 2011–$311.6 million; and thereafter–$58.6 million.

NOTE 10. SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings at December 31:

(In thousands)	2006	2005
Federal funds purchased	$3,709,080	$1,195,790
Securities sold under agreements to repurchase	3,967,174	2,732,395
Federal Home Loan Bank advances	500,000	—
Senior bank notes	250,000	—
Brokerage customer liabilities	492,631	547,666
Short-sale liability	587,747	338,191
Other short-term borrowings	160,439	152,237

	$9,667,071	$4,966,279

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Federal funds purchased and securities sold under agreements to repurchase are used to satisfy daily funding needs. Federal funds purchased and securities sold under agreements to repurchase had weighted-average maturities of 8 days and 42 days at December 31, 2006 and 2005, respectively. Weighted-average rates on these dates were 4.6% and 4.0%, respectively.

See Note 11 to the consolidated financial statements for further discussion of Regions’ borrowing capacity with the FHLB. The senior bank notes outstanding were assumed in the AmSouth acquisition, and have floating rates based on the federal funds effective rate and the 90-day London Interbank Offered (LIBOR) index.

The short-sale liability represents Regions’ trading obligation to deliver certain securities at a predetermined date and price. Through Morgan Keegan, Regions maintains a liability for its brokerage customer position, which represents liquid funds in the customers’ brokerage accounts.

Morgan Keegan maintains certain lines of credit with unaffiliated banks that provide for maximum borrowings of $250.0 million as of December 31, 2006. Amounts outstanding under these lines of credit as of December 31, 2006 and 2005 are included in other short-term borrowings.

As of December 31, 2006 and 2005, the weighted-average interest rate at year-end on total short-term borrowings was 4.6% and 3.8%, respectively.

NOTE 11. LONG-TERM BORROWINGS

Long-term borrowings at December 31 consist of the following:

(In thousands)	2006	2005
Federal Home Loan Bank structured advances	$2,102,356	$1,035,000
Other Federal Home Loan Bank advances	285,195	837,300
6.375% subordinated notes due 2012	599,060	600,000
7.75% subordinated notes due 2011	546,066	557,156
7.00% subordinated notes due 2011	499,017	500,000
4.85% subordinated notes due 2013 (Regions Bank)	485,718	–
5.20% subordinated notes due 2015 (Regions Bank)	344,032	–
6.45% subordinated notes due 2018 (Regions Bank)	323,227	–
6.50% subordinated notes due 2018 (Regions Bank)	312,617	313,779
6.125% subordinated notes due 2009	178,118	–
6.75% subordinated debentures due 2025	164,269	–
7.75% subordinated notes due 2024	100,000	100,000
Senior bank notes	703,204	1,010,182
4.375% senior debt notes due 2010	489,386	486,668
LIBOR floating-rate senior debt notes due 2008	399,390	400,000
4.50% senior debt notes due 2008	349,212	350,000
Junior subordinated notes	225,768	524,143
Other long-term debt	530,280	247,331
Valuation adjustments on hedged long-term debt	5,734	10,121

	$8,642,649	$6,971,680

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term FHLB structured advances have various stated maturities, but are convertible between one and two years. The convertible feature provides that after a specified date in the future, the advances will remain at a fixed rate, or Regions will have the option to either pay off the advance or convert from a fixed rate to a variable rate based on the LIBOR index. The structured FHLB advances had a weighted-average interest rate of 5.3% at December 31, 2006. Other FHLB advances at December 31, 2006, had a weighted-average interest rate of 4.3%, with maturities of one to eighteen years. The acquisition of AmSouth added approximately $1.6 billion of FHLB borrowings. Under the Blanket Agreement for Advances and Security Agreement with the FHLB, Regions can borrow a maximum amount of approximately $27.7 billion from the FHLB. Borrowings are contingent upon collateral pledges to the FHLB. Regions has pledged certain residential first mortgage loans on 1-4 family dwellings as collateral for the FHLB advances outstanding. See Note 4 for loans pledged to the FHLB at December 31, 2006 and 2005. Additionally, membership in the FHLB requires an institution to hold FHLB stock. FHLB stock was $159.0 million at December 31, 2006 and $342.7 million at December 31, 2005.

As of December 31, 2006, Regions had subordinated notes of $3.6 billion, including ten issuances with interest rates ranging from 4.85% to 7.75%. The 2006 acquisition of AmSouth added approximately $1.5 billion in subordinated notes. All issues of these notes are subordinated and subject in right of payment of principal and interest to the prior payment in full of all senior indebtedness of the Company, generally defined as all indebtedness and other obligations of the Company to its creditors, except subordinated indebtedness. Payment of the principal of the notes may be accelerated only in the case of certain events involving bankruptcy, insolvency proceedings or reorganization of the Company. The subordinated notes described above qualify as Tier 2 capital under Federal Reserve guidelines.

The 6.50% and the 6.45% subordinated notes due 2018 are callable in 2008. The 6.50% subordinated notes due 2018 were issued with embedded put and call options that could require Regions Bank to repurchase the notes at face value on March 15, 2008. If the bank does not repurchase the debt, the interest rate on the notes will be reset on March 15, 2008, based on a set formula. The 6.45% subordinated notes due 2018 were issued with embedded put and call options that could require Regions Bank to repurchase the notes at face value on February 1, 2008. If the bank does not repurchase the debt, the interest rate on the notes will be reset on February 1, 2008, based on a set formula. The 6.125% subordinated notes due 2009 may be redeemed by Regions prior to March 1, 2009, at the greater of 100% of the principal amount or an amount based on a preset formula. All other subordinated notes and the senior notes are not redeemable prior to maturity.

The acquisition of Union Planters in 2004 added $617 million of 5.125% senior bank notes due 2007. The acquisition of AmSouth added $100 million of senior bank notes due 2007 with floating rates based on the 90-day LIBOR rate.

In February 2001, Regions issued $288 million of 8.00% trust preferred securities. Junior subordinated notes were issued by Regions to two subsidiary business trusts, which issued the trust preferred securities. In connection with the acquisition of Union Planters, Regions assumed $224.3 million of 8.2% junior subordinated notes which were issued to subsidiary business trusts. During 2006, Regions called the $288 million of trust preferred securities, and the related junior subordinated notes were extinguished.

Other long-term debt at December 31, 2006, 2005 and 2004 had weighted-average interest rates of 6.4%, 7.9% and 7.7%, respectively, and a weighted-average maturity of 8.3 years at December 31, 2006. Regions has $86.2 million included in other long-term debt in connection with a seller-lessee transaction with continuing involvement (see Note 22 to the consolidated financial statements).

Regions uses derivative instruments, primarily interest rate swaps and options, to manage interest rate risk by converting a portion of its fixed-rate debt to variable-rate. The effective rate adjustments related to these hedges are included in interest expense on long-term borrowings. Further discussion of derivative instruments is included in Note 19 to the consolidated financial statements.

The aggregate amount of contractual maturities of all long-term debt in each of the next five years and thereafter is as follows: 2007–$961.3 million; 2008–$821.5 million; 2009–$775.2 million; 2010–$1.1 billion; 2011–$1.7 billion; and thereafter–$3.3 billion.

At December 31, 2006, unused capacity under Regions’ shelf registration statement filed with the U.S. Securities and Exchange Commission totaled $1.25 billion. This shelf registration can be utilized by Regions to issue debt and/or equity securities up to the available capacity.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS

Regions and its banking subsidiaries are subject to regulatory capital requirements administered by Federal banking agencies. These regulatory capital requirements involve quantitative measures of the Company’s assets, liabilities and certain off-balance sheet items, and also qualitative judgments by the regulators. Failure to meet minimum capital requirements can subject the Company to a series of increasingly restrictive regulatory actions. As of December 31, 2006 and 2005, the most recent notification from Federal banking agencies categorized Regions and its significant subsidiaries as “well capitalized” under the regulatory framework.

Minimum capital requirements for all banks are Tier 1 Capital of at least 4% of risk-weighted assets, Total Capital of at least 8%

of risk-weighted assets and a Leverage Ratio of 3%, plus an additional 100- to 200- basis point cushion in certain circumstances, of adjusted quarterly average assets. Tier 1 Capital consists principally of stockholders’ equity, excluding unrealized gains and losses on securities available for sale and the effective portion of cash flow hedges, less excess purchase price and certain other intangibles. Total Capital consists of Tier 1 Capital plus certain debt instruments and the allowance for credit losses, subject to limitation. The Company believes that no changes in conditions or events have occurred since December 31, 2006, which would result in changes that would cause Regions or Regions Bank to fall below the well capitalized level.

Regions’ and its banking subsidiaries’ capital levels at December 31, 2006 and 2005, exceeded the “well capitalized” levels, as shown below:

	December 31, 2006		To Be Well Capitalized
(Dollars in thousands)	Amount	Ratio
TIER 1 CAPITAL:
Regions Financial Corporation	$9,375,388	8.07%	6.00%
Regions Bank	11,095,684	9.77	6.00

TOTAL CAPITAL:
Regions Financial Corporation	$13,404,126	11.54%	10.00%
Regions Bank	13,353,401	11.76	10.00

LEVERAGE:
Regions Financial Corporation	$9,375,388	8.30%	5.00%
Regions Bank	11,095,684	10.55	5.00

	December 31, 2005		To Be Well Capitalized
(Dollars in thousands)	Amount	Ratio
TIER 1 CAPITAL:
Regions Financial Corporation	$5,922,450	8.60%	6.00%
Regions Bank	6,951,188	10.43	6.00

TOTAL CAPITAL:
Regions Financial Corporation	$8,785,529	12.76%	10.00%
Regions Bank	7,996,316	12.00	10.00

LEVERAGE:
Regions Financial Corporation	$5,922,450	7.42%	5.00%
Regions Bank	6,951,188	9.09	5.00

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Regions Bank is required to maintain reserve balances with the Federal Reserve Bank. The average amount of the reserve balances maintained for the years ended December 31, 2006 and 2005, was approximately $51.1 million and $174.8 million, respectively.

Substantially all net assets are owned by subsidiaries. The primary source of operating cash available to Regions is provided by dividends from subsidiaries. Statutory limits are placed on the amount of dividends the subsidiary bank can pay without prior regulatory approval. In addition, regulatory authorities require the maintenance of minimum capital-to-asset ratios at banking subsidiaries. At December 31, 2006, Regions Bank could pay approximately $858.8 million in dividends without prior approval.

Management believes that none of these dividend restrictions will materially affect Regions’ dividend policy. In addition to dividend restrictions, Federal statutes also prohibit unsecured loans from banking subsidiaries to the parent company. Because of these limitations, substantially all of the net assets of Regions’ subsidiaries are restricted, except for the amount that can be paid to the parent in the form of dividends.

In addition, Regions’ subsidiaries engaged in mortgage banking must adhere to various U.S. Department of Housing and Urban Development (“HUD”) regulatory guidelines including required minimum capital to maintain their Federal Housing Administration approved status. Failure to comply with the HUD guidelines could result in withdrawal of this certification. As of December 31, 2006, Regions Bank, on behalf of Regions Mortgage and EquiFirst, were in compliance with HUD guidelines. Regions Mortgage and EquiFirst are also subject to various capital requirements by secondary market investors.

NOTE 13. STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

On October 20, 2005, Regions’ Board of Directors authorized the repurchase of 25 million shares of Regions’ common stock from time to time through open market or in privately negotiated transactions. This authorization was in addition to the 19.2 million shares available for repurchase under previous authorizations. During 2006 and 2005, Regions repurchased 13.8 million and 16.6 million shares, respectively, at a cost of $490.4 million and $552.5 million, respectively. At December 31, 2006, there were approximately 13.8 million shares remaining under the 2005 authorization.

On January 18, 2007, Regions’ Board of Directors approved the repurchase of an additional 50 million shares of the Company’s outstanding common stock. The common shares may be repurchased in the open market or in privately negotiated transactions and will be taken into treasury. This new authorization represents approximately 7% of the Company’s outstanding shares at December 31, 2006. Had this authorization been effective at December 31, 2006, a total of 63.8 million shares would be authorized for repurchase.

At December 31, 2006, there were 52,001,000 shares reserved for issuance under stock compensation plans (48,805,000 shares represent stock options outstanding) and 705,000 shares reserved for issuance under deferred compensation plans, for a total of 52,706,000 shares.

In 2006, Regions increased its dividend to $1.40 per common share, compared to $1.36 in 2005 and $1.33 in 2004. In 2006 and 2004, Regions retired 31.0 million and 5.5 million shares, respectively, of treasury stock, with a cost of $1.1 billion and $207 million, respectively. There were no retirements of treasury stock during 2005.

Comprehensive income is the total of net income and all other non-owner changes in equity. Items that are to be recognized under accounting standards as components of comprehensive income are displayed in the consolidated statements of changes in stockholders’ equity.

In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double-counting items that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income in that period or earlier periods.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The disclosure of the reclassification amount for the years ended December 31 is as follows:

	2006
(In thousands)	Before Tax	Tax Effect	Net of Tax
Net income	$1,959,015	$(605,870)	$1,353,145
Net unrealized holding gains and losses on securities available for sale arising during the period	32,386	(11,607)	20,779
Less: reclassification adjustments for net securities gains realized in net income	8,123	(2,871)	5,252

Net change in unrealized gains and losses on securities available for sale	24,263	(8,736)	15,527
Net unrealized holding gains and losses on derivatives arising during the period	21,088	(11,161)	9,927
Less: reclassification adjustments for net gains realized in net income	417	(146)	271

Net change in unrealized gains and losses on derivative instruments	20,671	(11,015)	9,656
Net unrealized actuarial loss and prior service credit for pension liability	(103,594)	39,464	(64,130)

Comprehensive income	$1,900,355	$(586,157)	$1,314,198

	2005
(In thousands)	Before Tax	Tax Effect	Net of Tax
Net income	$1,422,095	$(421,551)	$1,000,544
Net unrealized holding gains and losses on securities available for sale arising during the period	(237,531)	88,370	(149,161)
Less: reclassification adjustments for net securities losses realized in net income	(18,892)	6,612	(12,280)

Net change in unrealized gains and losses on securities available for sale	(218,639)	81,758	(136,881)
Net unrealized holding gains and losses on derivatives arising during the period	(8,604)	3,303	(5,301)
Less: reclassification adjustments for net gains realized in net income	609	(213)	396

Net change in unrealized gains and losses on derivative instruments	(9,213)	3,516	(5,697)

Comprehensive income	$1,194,243	$(336,277)	$857,966

	2004
(In thousands)	Before Tax	Tax Effect	Net of Tax
Net income	$1,175,582	$(351,817)	$823,765
Net unrealized holding gains and losses on securities available for sale arising during the period	37,441	(12,187)	25,254
Less: reclassification adjustments for net securities gains realized in net income	63,086	(22,080)	41,006

Net change in unrealized gains and losses on securities available for sale	(25,645)	9,893	(15,752)
Net unrealized holding gains and losses on derivatives arising during the period	4,945	(1,834)	3,111
Less: reclassification adjustments for net gains realized in net income	994	(348)	646

Net change in unrealized gains and losses on derivative instruments	3,951	(1,486)	2,465

Comprehensive income	$1,153,888	$(343,410)	$810,478

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share and diluted earnings per share for the years ended December 31:

(In thousands, except per share data)	2006	2005	2004
Numerator:
For earnings per share – basic and diluted, net income available to common stockholders	$1,353,145	$1,000,544	$817,745

Denominator:
For earnings per share – basic –weighted-average shares outstanding	501,681	461,171	368,656

Effect of dilutive securities:
Stock options	5,164	5,009	5,076
Performance restricted stock	144	3	—

	5,308	5,012	5,076

For earnings per share – diluted	506,989	466,183	373,732

Earnings per share – basic	$2.70	$2.17	$2.22
Earnings per share – diluted	2.67	2.15	2.19

The effect from the assumed exercise of 412,000, 7,708,000 and 412,000 stock options was not included in the above computation of diluted earnings per share for 2006, 2005 and 2004, respectively, because such amounts would have an antidilutive effect on earnings per share.

NOTE 15. SHARE-BASED PAYMENTS

Regions has stock option and long-term incentive compensation plans which permit the granting of incentive awards in the form of stock options, restricted stock, and stock appreciation rights. While Regions has the ability to issue stock appreciation rights, as of December 31, 2006, 2005 and 2004, there were no outstanding stock appreciation rights. The terms of all awards issued under these plans are determined by the Compensation Committee of the Board of Directors, but no options may be granted after the tenth anniversary of the plans’ adoption. Options and restricted stock granted usually vest based on employee service and generally vest within three years from the date of the grant. Grants of performance-based restricted stock typically have a one-year performance period, after which shares vest within three years after the grant date. Generally, the terms of these plans stipulate that the exercise price of options may not be less than the fair market value of Regions’ common stock at the date the options are granted; however, under prior stock option plans, non-qualified options could be granted with a lower exercise price than the fair market value of Regions common stock on the date of grant. The contractual life of options granted under these plans range from seven to ten years from the date of grant. Regions issues new shares from authorized reserves upon exercise. Grantees of restricted stock must either remain employed with the Company for certain periods from the date of grant in order for shares to be released or retire after meeting the standards of a retiree, at which time shares would be prorated and released. Upon adoption of a new long-term incentive plan in 2006, Regions amended all other open stock and long-term incentive plans, such that no new awards may be granted under those plans subsequent to the amendment date. The outstanding awards were unaffected by this plan amendment. The plan adopted in 2006 provides that 20,000,000 common share equivalents are subject to and available for distribution to recipients. Each share of restricted stock granted under the 2006 plan is assigned a share equivalent factor of 4.0, as compared to the stock option equivalent factor of 1.0. The number of remaining share equivalents authorized for issuance under long-term compensation plans was approximately 18,846,000 share equivalents at December 31, 2006.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the AmSouth acquisition, Regions assumed AmSouth’s long-term incentive plans. The awards issued under these plans are consistent with the awards issued under Regions’ plans; however, in determining shares authorized, restricted stock grants are equally weighted with stock options. At December 31, 2006, approximately 18,438,000 shares were authorized for issuance under these plans. In other business combinations prior to 2006, Regions assumed stock options that were previously granted by those companies and converted those options, based on the appropriate exchange ratio, into options to acquire Regions’ common stock. The common stock for such options has been registered under the Securities Act of 1933 by Regions and is not included in the maximum number of shares that may be granted by Regions under its existing stock option plans.

The following tables summarize the impact of adoption of Statement 123(R) and the elements of compensation costs recognized in the consolidated financial statements for the years ended December 31:

(In thousands, except per share data)			2006
Income before income taxes			$(3,842)
Net income			(3,070)
Earnings per share – basic			–
Earnings per share – diluted			–
Cash flows from operating activities			(32,454)
Cash flows from financing activities			32,454

(In thousands)	2006	2005	2004
Compensation cost of share-based compensation awards:
Restricted stock	$53,389	$27,032	$12,934
Stock options	3,842	399	–
Tax benefits related to compensation cost	(21,060)	(9,601)	(4,527)

Compensation cost of share-based compensation awards, net of tax	$36,171	$17,830	$8,407

The following table summarizes the weighted-average assumptions used and the estimated fair values related to stock options granted during the years ended December 31:

	2006		2005		2004
Expected dividend yield	4.0%		4.1%		4.1%
Expected volatility	19.5%		21.5%		21.2%
Risk-free interest rate	4.7%		4.2%		3.5%
Expected option life	4.0	yrs.	5.0	yrs.	5.0	yrs.
Fair value	$4.99		$5.09		$4.43

Refer to Note 1 for a discussion of the methodologies used to derive the underlying assumptions used in the Black-Scholes option pricing model. During the first quarter of 2006, the Company made refinements to the expected volatility and expected option life assumptions used in valuing stock option grants as part of its adoption of Statement 123(R). Expected volatility decreased based upon the consideration of historical and implied volatility measurements upon the adoption of Statement 123(R); historically, the Company considered only historical stock price changes over a specified period of time. The expected option life declined based upon the decrease in contractual life on new grants from ten years (historically) to seven years.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the AmSouth acquisition, Regions assumed and converted the outstanding stock options of AmSouth, all of which were vested at the date of acquisition. The number and strike price of these options were subject to the same exchange ratio as the common stockholders of AmSouth. No other terms of these awards were modified. Regions accounted for this conversion as a modification of the terms of the original award, thus canceling the AmSouth award and issuing a Regions award as required by Statement 123(R) for accounting purposes. The fair value of the AmSouth awards surrendered exceeded the fair value of the Regions awards conveyed, resulting in a $159.4 million increase to excess purchase price and no additional compensation cost. Refer to Note 2 for further discussion of the AmSouth acquisition and the financial statement impact of the assumption of AmSouth’s outstanding options.

On December 20, 2005, the Company approved the acceleration of vesting of certain unvested non-qualified stock options outstanding as of that date and recognized approximately $399,000 in compensation expense in conjunction with the acceleration of vesting. The decision to accelerate the vesting of the unvested non-qualified options primarily was made to reduce non-cash compensation expense that would otherwise have been recorded in Regions’ financial statements in future periods, in accordance with Statement 123(R). The expense that otherwise would have been recorded in future periods, absent the accelerated vesting, totaled approximately $14.7 million (pre-tax).

Stock option activity (including assumed options) prior to the adoption of Statement 123(R) is summarized as follows:

	Number of Options	Option Price Per Share			Weighted-Average Exercise Prices
Balance at January 1, 2004	24,793,821	$5.90	-	$33.52	$23.71
Options assumed through acquisitions	17,878,107	7.07	-	44.42	28.24
Granted	5,667,102	28.17	-	35.42	31.39
Exercised	(7,537,788)	5.90	-	33.49	23.10
Canceled	(305,039)	8.97	-	33.49	26.95

Outstanding at December 31, 2004	40,496,203	5.90	-	44.42	26.89
Granted	3,027,354	31.73	-	35.29	33.72
Exercised	(7,686,586)	5.90	-	33.49	25.03
Canceled	(2,246,891)	8.69	-	42.42	29.46

Outstanding at December 31, 2005	33,590,080	$8.96	-	$44.42	$27.76

The following table summarizes the option activity after the adoption of Statement 123(R):

	Number of Options	Weighted- Average Exercise Prices	Aggregate Intrinsic Value (In Thousands)	Weighted-Average Remaining Contractual Term
Outstanding at December 31, 2005	33,590,080	$27.76
Options assumed through acquisitions	25,663,411	29.20
Granted	968,706	35.14
Exercised	(10,981,946)	26.62
Canceled/Forfeited	(435,104)	22.17

Outstanding at December 31, 2006	48,805,147	$28.97	$413,288	6.02 yrs.

Exercisable at December 31, 2006	47,410,018	$28.82	$413,115	5.67 yrs.

For the year ended December 31, 2006 the total intrinsic value of options exercised was $104.0 million.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2005 and 2004, Regions granted 1,285,389 and 2,097,555 shares, respectively, as restricted stock. Restricted stock activity for 2006 is summarized as follows:

	Number of Shares	Weighted- Average Fair Value (Grant Date)

Non-vested at December 31, 2005	3,362,995	$31.39
Granted	1,740,227	35.21
Vested	(1,524,579)	31.38
Forfeited	(288,054)	32.25

Non-vested at December 31, 2006	3,290,589	$33.34

As of December 31, 2006, the amount of non-vested stock options and restricted stock awards not yet recognized was $78.5 million, which will be recognized over a weighted-average period of 2.46 years. No share-based compensation costs were capitalized during the year ended December 31, 2006.

NOTE 16. PENSION AND OTHER EMPLOYEE BENEFIT PLANS

Regions has a defined-benefit pension plan (the “Regions pension plan”) covering substantially all employees employed at or before December 31, 2000. After January 1, 2001, the Regions pension plan was closed to new entrants. Benefits under the Regions pension plan are based on years of service and the employee’s highest five years of compensation during the last ten years of employment. Regions’ funding policy is to contribute annually at least the amount required by Internal Revenue Service minimum funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. The Company also sponsors a supplemental executive retirement program (the “Regions SERP”), which is a non-qualified plan that provides certain senior executive officers defined pension benefits in relation to their compensation.

Regions also sponsors a defined-benefit postretirement health care plan that covers certain retired employees. Currently, the Company pays a portion of the costs of certain health care benefits for all eligible employees who retired before January 1, 1989. No health care benefits are provided for employees retiring at normal retirement age after December 31, 1988. For employees retiring before normal retirement age, the Company currently pays a portion of the costs of certain health care benefits until the retired employee becomes eligible for Medicare. Certain retirees, participating in plans of acquired entities, are offered a Medicare supplemental benefit. The plan is contributory and contains other cost-sharing features such as deductibles and co-payments. Retiree health care benefits, as well as similar benefits for active employees, are provided through a group insurance program in which premiums are based on the amount of benefits paid. The Company’s policy is to fund the Company’s share of the cost of health care benefits in amounts determined at the discretion of management.

As a result of the merger with AmSouth, Regions assumed the obligations related to AmSouth’s employee benefit plans. One of these assumed plans is a defined-benefit pension plan (the “AmSouth pension plan”) covering substantially all regular full-time employees and part-time employees who regularly work one thousand hours or more each year and were employed at AmSouth at or before the merger. Subsequent to the merger, the AmSouth pension plan was closed to new participants. Regions also assumed AmSouth’s non-qualified supplemental executive retirement plan (the “AmSouth SERP”), which provides additional benefits to certain senior executives. The features of both of these plans are substantially similar to the Regions plans discussed above.

Regions also assumed postretirement medical plans from AmSouth. These plans provide postretirement medical benefits to all legacy AmSouth employees who retire between the ages of 55 and 65 with five or more calendar years of service and provide certain retired and grandfathered retired participants with postretirement benefits past age 65. Postretirement life insurance is also provided to a grandfathered group of employees and retirees.

Actuarially determined pension expense is charged to current operations using the projected unit credit method. Expense associated with both SERP plans and postretirement benefit plans is charged to current operations based on actuarial calculations.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the plans’ change in benefit obligation, plan assets and the funded status of the pension and other postretirement benefits plans, using a September 30 measurement date, and amounts recognized in the consolidated statements of condition at December 31:

	Pension		Other Postretirement Benefits
(In thousands)	2006	2005	2006	2005
CHANGE IN BENEFIT OBLIGATION
Projected benefit obligation, beginning of period	$465,174	$393,235	$40,499	$43,960
Service cost	16,493	15,369	398	580
Interest cost	26,023	24,464	2,131	2,535
Actuarial (gains) losses	(31,377)	50,038	(843)	(2,117)
Benefit payments	(21,550)	(17,932)	(5,026)	(4,459)
Special termination benefits	12,239	—	—	—

Projected benefit obligation, end of period	$467,002	$465,174	$37,159	$40,499

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of period	$402,031	$345,420	$8,303	$12,016
Actual return on plan assets	21,311	47,588	763	746
Company contributions	3,093	26,955	—	—
Benefit payments	(21,550)	(17,932)	(5,026)	(4,459)

Fair value of plan assets, end of period	$404,885	$402,031	$4,040	$8,303

Funded status of plan	$(62,117)	$(63,143)	$(33,119)	$(32,196)
Unrecognized net actuarial loss	—	135,360	—	5,651
Unamortized prior service credit	—	(575)	—	(1,659)

(Accrued) prepaid pension cost at September 30	(62,117)	71,642	(33,119)	(28,204)
Company contributions from October 1 to December 31	304	291	—	—
AmSouth balance, November 4, 2006	(27,725)	—	(24,923)	—

(Accrued) prepaid pension cost at December 31	$(89,538)	$71,933	$(58,042)	$(28,204)

AMOUNTS RECOGNIZED IN THE
CONSOLIDATED STATEMENTS OF CONDITION:
Other assets	$63,176	—	$—	$—
Other liabilities	(152,714)	—	(58,042)	—
Prepaid benefit cost	—	101,244	—	—
Accrued benefit liability	—	(29,311)	—	—

	$(89,538)	$71,933	$(58,042)	$—

AMOUNTS RECOGNIZED IN ACCUMULATED
OTHER COMPREHENSIVE INCOME:
Net actuarial loss	$101,009	$—	$4,055	$—
Prior service credit	(227)	—	(1,243)	—

	$100,782	$—	$2,812	$—

The special termination benefits charge reflected in the table above represents benefit enhancements under the Regions SERP for certain executive officers.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accumulated benefit obligation for all defined benefit pension plans was $431.4 million and $424.2 million as of September 30, 2006 and 2005, respectively. Information for the pension plans with an accumulated benefit obligation in excess of plan assets, as of December 31, 2006 and 2005, was as follows:

(In thousands)	2006	2005
Projected benefit obligation	$139,654	$37,181
Accumulated benefit obligation	128,317	34,489
Fair value of plan assets	—	—

Net periodic pension expense included the following components for the years ended December 31:

	Pension			Other Postretirement Benefits
(In thousands)	2006	2005	2004	2006	2005	2004
Service cost	$16,493	$15,369	$15,366	$398	$580	$2,162
Interest cost	26,023	24,464	22,965	2,131	2,535	2,454
Expected return on plan assets	(31,539)	(28,772)	(24,743)	(246)	(388)	(367)
Amortization of actuarial loss	13,202	11,641	9,518	235	626	654
Amortization of prior service credit	(348)	(398)	(541)	(416)	(417)	—
Transition (asset) obligation	—	(19)	(88)	—	—	275

	$23,831	$22,285	$22,477	$2,102	$2,936	$5,178

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic pension expense in 2007 are as follows:

(In thousands)	Pension	Other Postretirement Benefits

Actuarial loss	$7,450	$48
Prior service credit	(266)	(417)

	$7,184	$(369)

The weighted-average assumptions used to determine benefit obligations at September 30 (the measurement date) follows:

	Pension		Other Postretirement Benefits
	2006	2005	2006	2005
Discount rate	5.95%	5.50%	5.75%	5.50%
Rate of annual compensation increase	4.95	4.50	N/A	N/A

In connection with the AmSouth merger, the plans of former AmSouth were remeasured through purchase accounting on November 4, 2006, using a discount rate of 5.90% and a compensation rate increase of 5.00%.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	Pension			Other Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Discount rate	5.50%	6.00%	6.25%	5.50%	6.00%	6.25%
Expected long-term rate of return on plan assets	8.00	8.50	8.50	4.00	4.00	8.50
Rate of annual compensation increase	4.50	4.50	4.50	N/A	N/A	N/A

The assumed health care cost trend rate was 8.0% for 2006 and is assumed to decrease gradually to 5.0% by 2015 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2006, by $1.8 million and the aggregate of the service and interest expense components of net periodic postretirement benefit expense for 2006 by $116,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2006, by $2.0 million and the aggregate of the service and interest expense components of net periodic postretirement benefit expense for 2006 by $106,000.

The asset allocation for the Regions pension plan at the end of 2006 and 2005, and the target allocation for 2007, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets
ASSET CATEGORY	2007	2006	2005
Equity securities	60-75%	66%	63%
Debt securities	25-30%	31%	33%
Other	0-10%	3%	4%

Regions’ investment strategy is to invest primarily in large-cap equity securities and intermediate term investment grade domestic fixed-income securities. Regions will invest in small-cap, mid-cap, and international equities in smaller concentrations depending on the Company’s outlook for growth in those sectors. The expected long-term return on plan assets assumption is determined using the plan asset mix, historical returns and expert opinions.

The asset allocation for the AmSouth pension plan at the end of 2006 and the target allocation for 2007, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets
ASSET CATEGORY	2007	2006
Equity securities	55%	60%
Debt securities	25%	25%
Other	20%	15%

The AmSouth pension plan has a portion of its investments in Regions common stock. The number of shares held by the plan was 861,436, which represents approximately 3.0% of the plan assets, at December 31, 2006, for a total market value of $31.2 million.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information about the expected cash flows for the pension and other postretirement benefits plans is as follows:

(In thousands)	Pension	Other Postretirement Benefits
EXPECTED EMPLOYER CONTRIBUTIONS:
2007	$1,434	$1,661
EXPECTED BENEFIT PAYMENTS:
2007	$82,070	$5,974
2008	61,298	6,308
2009	64,186	6,425
2010	67,946	6,426
2011	72,116	6,254
2012-2016	436,884	24,188

Regions adopted Statement 158 at December 31, 2006. See Note 1 for a summary of the requirements of Statement 158. As a result of Regions’ adoption of Statement 158, the following table summarizes the effect on retirement benefit-related amounts reported in the consolidated statements of condition:

	Effect of Adopting Statement 158 December 31, 2006
(In thousands)	Before Adoption	Adjustments	After Adoption
OTHER ASSETS
Prepaid pension cost	$82,854	$(82,854)	$–
Deferred tax asset	–	39,464	39,464
OTHER LIABILITIES
Benefit liability	74,192	20,740	94,932
STOCKHOLDERS’ EQUITY
Accumulated other comprehensive loss	–	(64,130)	(64,130)

OTHER PLANS

Regions’ profit sharing plan was discontinued as of January 1, 2005; thus, there were no contributions in 2006 or 2005. Contributions in 2004 totaled $7.0 million.

Regions’ 401(k) plans include a company match of eligible employee contributions. At December 31, 2006, this match totaled 100% of the eligible employee contribution (up to 6% of compensation) after one year of service and was invested in Regions common stock. Regions’ contribution to the 401(k) plans on behalf of employees totaled $36.6 million, $34.2 million and $25.7 million in 2006, 2005 and 2004, respectively. Regions’ 401(k) plans held 31,399,964 and 29,315,952 shares of Regions common stock at December 31, 2006 and 2005, respectively. For the years ended December 31, 2006, 2005 and 2004, the 401(k) plan received $12.8 million, $6.7 million and $7.4 million, respectively, in dividends on Regions common stock.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. OTHER NON-INTEREST INCOME AND EXPENSE

Other non-interest income consists of the following:

	Year Ended December 31
(In thousands)	2006	2005	2004
Fees and commissions	$160,688	$136,271	$100,946
Insurance premiums and commissions	85,547	79,730	86,000
Gains on sale of mortgages, net	43,086	157,621	136,860
Other miscellaneous income	154,488	118,582	90,683

	$443,809	$492,204	$414,489

Other non-interest expense consists of the following:

	Year Ended December 31
(In thousands)	2006	2005	2004
Legal and other professional fees	$101,838	$120,043	$70,903
Advertising and business development	74,453	78,023	38,007
Amortization of mortgage servicing rights	70,563	84,507	62,817
Amortization of identifiable intangible assets	66,645	48,305	26,980
Communications	62,213	62,651	45,752
Impairment (recapture) of mortgage servicing rights	16,000	(32,000)	22,000
Loss on early extinguishment of debt	6,532	10,878	39,620
Other miscellaneous expenses	570,523	578,683	478,192

	$968,767	$951,090	$784,271

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. INCOME TAXES

At December 31, 2006, Regions has deferred tax on state net operating loss carryforwards of $568.6 million that expire in years 2007 through 2026. Management does not believe that it is more-likely-than-not to realize all of its state net operating loss carryforwards. Accordingly, it has set up a valuation allowance of $16.1 million against such benefits.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Regions’ deferred tax assets and liabilities as of December 31 are listed below:

(In thousands)	2006	2005
DEFERRED TAX ASSETS:
Loan loss allowance	$439,149	$312,744
Purchase accounting basis differences	297,622	57,346
Capital loss carryforward	3,284	64,913
Deferred compensation	60,221	50,183
Pension and other postretirement benefits	41,219	(16,480)
Other employee and director benefits	62,732	54,182
Net operating loss carryforwards	29,021	14,786
Unrealized losses included in equity adjustments	75,097	55,403
Other	183,302	73,894

Total deferred tax assets	1,191,647	666,971
Less: valuation allowance on capital loss carryforward	–	(55,240)
Less: valuation allowance on net operating loss carryforwards	(16,092)	(12,615)

Total deferred tax assets less valuation allowance	1,175,555	599,116
DEFERRED TAX LIABILITIES:
Lease financing	231,800	160,696
Excess purchase price and intangibles	400,634	141,975
Book over/(under) tax basis of depreciable assets	113,754	(15,396)
Basis difference of FHLB stock	2,708	37,171
Originated mortgage servicing rights	90,320	101,173
Other	49,818	25,749

Total deferred tax liabilities	889,034	451,368

Net deferred tax asset	$286,521	$147,748

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal income tax rate of 35% for the years ended December 31, for the reasons below:

(In thousands)	2006	2005	2004
Tax on income computed at statutory federal income tax rate	$685,655	$497,733	$411,454
Increase (decrease) in taxes resulting from:
Tax-exempt income from obligations of states and political subdivisions	(20,642)	(17,598)	(13,863)
State income tax, net of federal tax benefit	24,110	28,011	20,467
Effect of recapitalization of subsidiary	(59,150)	(41,909)	(33,600)
Tax credits	(31,201)	(47,649)	(35,439)
Other, net	7,098	2,963	2,798

	$605,870	$421,551	$351,817

Effective tax rate	30.9%	29.6%	29.9%

From time to time Regions engages in business plans that may also have an effect on its tax liabilities. While Regions has obtained the opinion of advisors that the tax aspects of these strategies should prevail, examination of Regions’ income tax returns or changes in tax law may impact the tax benefits of these plans.

During the fourth quarter of 2000, Regions recapitalized a mortgage-related subsidiary by raising Tier 2 capital through the issuance of a new class of participating preferred stock of this subsidiary. Regions is not subject to tax on the portion of the subsidiary’s income allocated to the holders of the preferred stock for federal income tax purposes.

Regions’ federal and state income tax returns for the years 1998 through 2005 are open for review and examination by governmental authorities. In the normal course of these examinations, Regions is subject to challenges from governmental authorities regarding amounts of taxes due. Regions has received notices of proposed adjustments relating to taxes due for the years 1999 through 2003, which include proposed adjustments beginning in 2000 that would increase taxable income of the mortgage-related subsidiary discussed above and to the tax treatment of certain leveraged lease transactions that were entered into during the years under examination. Management believes that Regions’ treatment of these transactions was in compliance with existing tax case law, applicable statutes, and regulations in effect at the time these transactions were entered into and intends to vigorously defend its positions. Regions believes adequate provision for income taxes has been recorded for all years open for review. To the extent that final resolution of the proposed adjustments results in significantly different conclusions from Regions’ current assessment of the proposed adjustments, Regions’ effective tax rate in any given financial reporting period may be materially different from its current effective tax rate.

(In thousands)	Current Tax Expense	Deferred Tax Expense (Benefit)	Total
2006
Federal	$517,195	$59,031	$576,226
State	27,576	2,068	29,644

Total	$544,771	$61,099	$605,870

2005
Federal	$437,584	$(51,770)	$385,814
State	37,696	(1,959)	35,737

Total	$475,280	$(53,729)	$421,551

2004
Federal	$281,327	$39,008	$320,335
State	28,601	2,881	31,482

Total	$309,928	$41,889	$351,817

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Regions maintains positions in derivative financial instruments to manage interest rate risk, to facilitate asset/liability management strategies and to serve the risk management needs of customers. These derivative instruments include forward rate contracts, interest rate swaps, put and call option contracts, and interest rate floors. For those derivative contracts that qualify for hedge accounting, according to Statement 133, Regions designates hedging instruments as either a fair value or cash flow hedge. Derivative contracts that do not qualify for hedge accounting are classified as trading. The accounting policies associated with derivative financial instruments are discussed further in Note 1 to the consolidated financial statements.

Forward rate contracts are commitments to buy or sell financial instruments at a future date at a specified price or yield. Regions primarily enters into forward rate contracts on money market instruments, which expose Regions to market risk associated with changes in the value of the underlying financial instrument as well as the risk that the other party will fail to perform. Interest rate swaps are agreements to exchange interest payments based upon notional amounts. Interest rate swaps subject Regions to market risk associated with changes in interest rates, as well as the credit risk that the counterparty will fail to perform. Option contracts involve rights to buy or sell financial instruments on a specified date or period at a specified price. These rights do not have to be exercised. Some option contracts such as interest rate floors, involve the exchange of cash based on changes in specified indices. Interest rate floors are contracts to hedge interest rate declines based on a notional amount. Interest rate floors subject Regions to market risk associated with changes in interest rates, as well as the credit risk that the counterparty will fail to perform.

HEDGING DERIVATIVES

The following tables summarize the hedging derivative positions utilized by Regions to manage interest rate risk and facilitate asset/liability strategies as of December 31:

	2006
(Dollars in millions)	Notional Amount	Fair Value	Hedged Item	Weighted- Average Maturity	Pay Structure
FAIR VALUE HEDGES
Forward sale commitments	$872	$0.5	Loans Held for Sale	0.1 yrs.	N/A
Interest rate swaps(a)	3,910	5.7	Debt	5.0 yrs.	Variable

	$4,782	$6.2

CASH FLOW HEDGES
Interest rate swaps(a)	$5,830	$19.7	Loans	3.5 yrs.	Variable
Interest rate options	2,185	16.4	Loans	4.1 yrs.	N/A

	$8,015	$36.1

(a)	The weighted-average pay and receive rates on interest rate swaps were 6.59% and 6.39%, respectively.

	2005
(Dollars in millions)	Notional Amount	Fair Value	Hedged Item	Weighted- Average Maturity	Pay Structure
FAIR VALUE HEDGES
Forward sale commitments	$841	$(2.4)	Loans Held for Sale	0.1 yrs.	N/A
Interest rate swaps(b)	4,298	2.0	Debt	5.7 yrs.	Variable

	$5,139	$(0.4)

CASH FLOW HEDGES
Interest rate swaps(b)	$725	$(8.3)	Loans	0.8 yrs.	Variable

(b)	The weighted-average pay and receive rates on interest rate swaps were 4.72% and 4.88%, respectively.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ineffectiveness recognized on both fair value hedges and cash flow hedges was immaterial for years ending December 31, 2006, 2005 and 2004.

Regions also reported a $1.7 million and $2.2 million loss in other comprehensive income at December 31, 2006 and 2005, respectively, related to cash flow hedges of debt instruments, which will be amortized into earnings in conjunction with the recognition of interest payments through 2011. The income impact of this amortization was immaterial. During 2007, Regions expects to reclassify out of other comprehensive income and into earnings approximately $12.9 million in expense due to the variable interest on its floors, prime swaps and LIBOR swaps.

TRADING AND OTHER DERIVATIVES

Regions designates forward contracts to hedge the fair value of specific pools of mortgage loans held for sale against changes in interest rates. In addition to the forward contracts treated as hedges, Regions’ derivative portfolio also included forward contracts entered into to offset the impact of changes in interest rates on Regions’ mortgage pipeline designated for future sale, also referred to as interest rate lock commitments. At December 31, 2006 and 2005, Regions had $277.4 million and $243.8 million, respectively, of forward contracts with a negative fair value of $1,338,000 and positive fair value of $331,000 of forward commitments, respectively.

In the normal course of business, Morgan Keegan enters into underwriting and forward and future commitments on U.S. Government and municipal securities. For the years ended December 31, 2006 and 2005, the contract amount of future contracts to purchase such securities was approximately $49.9 million and $65.4 million, respectively. For the years ended December 31, 2006 and 2005, the contract amount of future contracts to sell such securities was $35.2 million and $129.3 million, respectively. The brokerage subsidiary typically settles its position by entering into equal but opposite contracts and, as such, the contract amounts do not necessarily represent future cash requirements. Settlement of the transactions relating to such commitments is not expected to have a material effect on the subsidiary’s financial position. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The exposure to market risk is determined by a number of factors, including size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

Additionally, in the normal course of business, Morgan Keegan enters into transactions for delayed delivery, to-be-announced securities, which are recorded on the consolidated statements of condition at fair value. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company also maintains a derivatives trading portfolio of interest rate swaps, option contracts and futures and forward commitments used to meet the needs of its customers. The portfolio is used to generate trading profit and help clients manage risk. The Company is subject to the risk that a counterparty will fail to perform. These trading derivatives are recorded in other assets and other liabilities. The net fair value of the trading portfolio at December 31, 2006 and 2005 was $18.6 million and $12.1 million, respectively.

Foreign currency contracts involve the exchange of one currency for another on a specified date and at a specified rate. These contracts are executed on behalf of the Company’s customers and are used to manage fluctuations in foreign exchange rates. The Company is subject to the risk that another party will fail to perform.

The following table summarizes the trading and other derivative positions utilized by Regions as of December 31:

	2006		2005
(In millions)	Contract or Notional Amount	Credit Risk Amount(1)	Contract or Notional Amount	Credit Risk Amount(1)
Interest rate swaps	$21,904	$5.6	$9,814	$6.0
Interest rate options	3,008	—	934	—
Futures and forward commitments	2,076	—	7,199	—
Other	188	—	127	—

	$27,176	$5.6	$18,074	$6.0

(1)	Credit Risk Amount is defined as all positive exposures not collateralized with cash on deposit. Any credit risk arising under option contracts is combined with swaps to reflect netting agreements.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amount reported in the consolidated statements of condition and cash flows approximates the estimated fair value.

Trading account assets: Estimated fair values, which are the amounts recognized in the consolidated statements of condition, are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Securities available for sale: Estimated fair values, which are the amounts recognized in the consolidated statements of condition, are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Securities held to maturity: Estimated fair values are based on quoted market prices, where available. If quoted market prices are not available, estimated fair values are based on quoted market prices of comparable instruments.

Loans held for sale: Loans held for sale include 1-4 family real estate mortgage loans and in 2005, factored accounts receivables and asset-based loans. The fair values of mortgage loans held for sale are based on quoted market prices of similar instruments, adjusted for differences in loan characteristics. In the prior year, the fair values of factored accounts receivable were based on cash flow models.

Margin receivables: The carrying amount reported in the consolidated statements of condition approximates the estimated fair value.

Loans: The fair value of the loan portfolio, excluding leases and including loans held for sale – divestitures, was estimated based on various factors related to the portfolio. Estimated fair values for variable-rate loans, which reprice frequently and have no significant credit risk, are based on carrying value. Estimated fair values for all other loans, including loans held for sale – divestitures, are estimated using discounted cash flow analyses, based on interest rates currently offered on loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest reported in the consolidated statements of condition approximates the fair value.

Derivative assets and liabilities: Estimated fair values for derivative instruments, which are the amounts recognized in the consolidated statements of condition, are based either on cash flow projection models or observable market prices.

Deposit liabilities: The fair value of non-interest-bearing demand accounts, interest-bearing transaction accounts, savings accounts, money market accounts and certain other time open accounts is the amount payable on demand at the reporting date (i.e., the carrying amount). Fair values for certificates of deposit and interest-bearing deposits – divestitures are estimated by using discounted cash flow analyses, using the interest rates currently offered for deposits of similar maturities.

Short-term borrowings: The carrying amount reported in the consolidated statements of condition approximates the estimated fair value.

Long-term borrowings: Fair values are estimated using discounted cash flow analyses, based on the current rates offered for similar borrowing arrangements.

Loan commitments, standby and commercial letters of credit: Estimated fair values for these off-balance sheet instruments are based on standard fees currently charged to enter into similar agreements.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts and estimated fair values of the Company’s financial instruments as of December 31 are as follows:

	2006		2005
(In thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS:
Cash and cash equivalents	$4,717,418	$4,717,418	$3,216,940	$3,216,940
Trading account assets	1,442,994	1,442,994	992,082	992,082
Securities available for sale	18,514,332	18,514,332	11,947,810	11,947,810
Securities held to maturity	47,728	47,767	31,464	27,107
Loans held for sale	3,308,064	3,313,882	1,531,664	1,543,561
Margin receivables	570,063	570,063	527,317	527,317
Loans, net (excluding leases)	93,706,937	93,718,205	56,693,938	56,523,237
Derivative assets	215,659	215,659	83,102	83,102

FINANCIAL LIABILITIES:
Deposits	101,227,969	91,507,223	60,378,367	54,627,420
Short-term borrowings	9,667,071	9,667,071	4,966,279	4,966,279
Long-term borrowings	8,642,649	8,759,717	6,971,680	7,091,170
Derivative liabilities	155,329	155,329	41,822	41,822
Loan commitments and letters of credit	—	(442,631)	—	(207,662)

NOTE 21. BUSINESS SEGMENT INFORMATION

Regions’ segment information is presented based on Regions’ primary segments of business. Each segment is a strategic business unit that serves specific needs of Regions’ customers. The Company’s primary segment is General Banking/Treasury, which represents the Company’s branch banking functions and has separate management that is responsible for the operation of that business unit. This segment also includes the Company’s Treasury function, including the Company’s bond portfolio, indirect mortgage lending division, and other wholesale activities. In addition, Regions has designated as distinct reportable segments the activity of its mortgage banking, investment banking/brokerage/trust and insurance divisions. Mortgage banking consists of origination and servicing functions of Regions’ mortgage subsidiaries. Investment banking includes trust activities and all brokerage and investment activities associated with Morgan Keegan. Insurance includes all business associated with commercial insurance, in addition to credit life products sold to consumer customers. The reportable segment designated “Other” primarily includes activity of Regions’ indirect consumer lending division, merger charges and the parent company including eliminations.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present financial information for each reportable segment for the years ended December 31:

(In thousands)	General Banking/ Treasury	Mortgage Banking	Investment Banking/ Brokerage/Trust
2006
Net interest income	$3,127,344	$75,013	$52,698
Provision for loan losses	140,933	86	—
Non-interest income	835,715	280,318	888,928
Non-interest expense	1,974,319	357,995	702,920
Income taxes (benefit)	692,928	(1,031)	87,619

Net income (loss)	$1,154,879	$(1,719)	$151,087

Revenues from external customers	$3,900,947	$455,072	$903,882
Average assets	$85,658,470	$4,287,826	$3,314,361

(In thousands)	Insurance	Other	Total Company
Net interest income	$5,638	$92,749	$3,353,442
Provision for loan losses	—	1,481	142,500
Non-interest income	84,949	(27,806)	2,062,104
Non-interest expense	64,827	213,970	3,314,031
Income taxes (benefit)	10,095	(183,741)	605,870

Net income	$15,665	$33,233	$1,353,145

Revenues from external customers	$90,702	$64,943	$5,415,546
Average assets	$203,789	$2,335,831	$95,800,277

(In thousands)	General Banking/ Treasury	Mortgage Banking	Investment Banking/ Brokerage/Trust
2005
Net interest income	$2,592,072	$73,199	$29,998
Provision for loan losses	156,491	25	—
Non-interest income	620,295	372,508	723,205
Non-interest expense	1,793,185	320,941	592,490
Income taxes (benefit)	473,672	48,701	59,019

Net income	$789,019	$76,040	$101,694

Revenues from external customers	$3,167,837	$502,677	$740,763
Average assets	$76,696,761	$3,520,586	$2,748,807

(In thousands)	Insurance	Other	Total Company
Net interest income	$3,230	$122,120	$2,820,619
Provision for loan losses	—	8,484	165,000
Non-interest income	80,296	17,128	1,813,432
Non-interest expense	59,276	281,064	3,046,956
Income taxes (benefit)	8,448	(168,289)	421,551

Net income	$15,802	$17,989	$1,000,544

Revenues from external customers	$83,526	$139,248	$4,634,051
Average assets	$174,184	$1,956,129	$85,096,467

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)	General Banking/ Treasury	Mortgage Banking	Investment Banking/ Brokerage/Trust
2004
Net interest income	$2,049,843	$97,650	$27,223
Provision for loan losses	122,370	185	—
Non-interest income	525,199	377,512	671,089
Non-interest expense	1,325,993	383,454	564,420
Income taxes (benefit)	403,772	36,404	50,257

Net income (loss)	$722,907	$55,119	$83,635

Revenues from external customers	$2,506,881	$519,237	$721,087
Average assets	$56,996,477	$2,519,781	$2,635,384

(In thousands)	Insurance	Other	Total Company
Net interest income	$2,424	$(64,106)	$2,113,034
Provision for loan losses	—	5,945	128,500
Non-interest income	85,540	3,091	1,662,431
Non-interest expense	65,787	131,729	2,471,383
Income taxes (benefit)	8,027	(146,643)	351,817

Net income (loss)	$14,150	$(52,046)	$823,765

Revenues from external customers	$89,275	$(61,015)	$3,775,465
Average assets	$138,022	$4,548,484	$66,838,148

NOTE 22. COMMITMENTS AND CONTINGENCIES

COMMERCIAL COMMITMENTS

Regions issues off-balance sheet financial instruments in connection with lending activities. The credit risk associated with these instruments is essentially the same as that involved in extending loans to customers and is subject to Regions’ credit policies. Collateral is obtained based on management’s assessment of the customer.

Credit risk associated with these instruments is represented by the contractual amounts indicated in the following table:

	December 31
(In millions)	2006	2005
Unused commitments to extend credit	$41,926	$19,802
Standby letters of credit	7,161	3,093
Commercial letters of credit	98	73

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unused commitments to extend credit – To accommodate the financial needs of its customers, Regions makes commitments under various terms to lend funds to consumers, businesses and other entities. These commitments include (among others) revolving credit agreements, term loan commitments and short-term borrowing agreements. Many of these loan commitments have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of these commitments are expected to expire without being funded, the total commitment amounts do not necessarily represent future liquidity requirements.

Standby letters of credit – Standby letters of credit are also issued to customers, which commit Regions to make payments on behalf of customers if certain specified future events occur. Regions has recourse against the customer for any amount required to be paid to a third party under a standby letter of credit. Historically, a large percentage of standby letters of credit expire without being funded.

Commercial letters of credit – Commercial letters of credit are issued to facilitate foreign or domestic trade transactions for customers. As a general rule, drafts will be drawn when the goods underlying the transaction are in transit.

LEASES

Operating leases – Regions and its subsidiaries lease land, premises and equipment under cancelable and noncancelable leases, some of which contain renewal options under various terms. The leased properties are used primarily for banking purposes. See Note 7 for a detail of rental expense and income recognized during 2006, 2005 and 2004.

The approximate future minimum rental commitments as of December 31, 2006, for all non-cancelable leases with initial or remaining terms of one year or more are shown in the following table. Included in these amounts are all renewal options reasonably assured of being exercised.

(In thousands)	Premises	Equipment	Total
2007	$134,450	$3,166	$137,616
2008	124,082	2,289	126,371
2009	112,064	1,163	113,227
2010	90,084	—	90,084
2011	76,856	—	76,856
Thereafter	473,177	—	473,177

	$1,010,713	$6,618	$1,017,331

Sale-leaseback transaction – In 2005, Regions sold 111 properties to a third party with an agreement to lease back a portion of 99 of these properties. The remaining 12 properties were not leased back by Regions. For those properties with no associated leaseback, a gain of approximately $1.1 million was recorded at closing. Total sales proceeds were allocated to individual properties based on relative fair market value determined by independent third-party individual property appraisals at the time of the sale. Of the 99 properties that included a leaseback, 20 of the properties qualified for sale-leaseback accounting under Statement of Financial Accounting Standard No. 98 (“Statement 98”), “Accounting for Leases.” Accordingly, these transactions were also reflected as sales with $0.2 million of immediate gain and $2.6 million in gain to be amortized on a straight-line basis over the fifteen-year operating lease term. The $0.2 million represents the amount of gain that exceeded the present value of the future minimum rent payments. There were no losses recognized for any of the properties subject to the sale-leaseback.

The other 79 properties included lease terms that require lease payments that are significantly more heavily weighted toward the early years of the fifteen-year lease term (approximately 60% in excess of the calculated straight-line rental amount). This constituted additional collateral or financing to the buyer-lessor and effectively resulted in Regions having a continuing involvement in these 79 properties, requiring Regions to account for these properties as a financing arrangement under Statement 98. Accordingly, the properties continue to be reflected on the Company’s balance sheet and depreciated based on their current carrying value. Proceeds of $83.1 million attributable to these properties were reflected as a financing obligation with monthly rental payments due, reflected as a component of principal reduction and interest expense the Company’s incremental borrowing rate. The approximate total future minimum rental commitment as of December 31, 2006, for all leases related to this transaction is $100.1 million, including $12.2 million annually in 2007 through 2009, $8.4 million in 2010 and $5.2 million in 2011.

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LEGAL

The Company and its affiliates are subject to litigation, including class action litigation, and claims arising in the ordinary course of business. Punitive damages are routinely claimed in these cases. Regions continues to be concerned about the general trend in litigation involving large damage awards against financial service company defendants. Regions evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution or financial liability with respect to these litigation contingencies, management is of the opinion that the outcome of pending and threatened litigation would not have a material effect on Regions’ consolidated financial position or results of operations.

NOTE 23. PARENT COMPANY ONLY FINANCIAL STATEMENTS

Presented below are condensed financial statements of Regions Financial Corporation:

Statements of Condition

	December 31
(In thousands)	2006	2005
ASSETS
Cash and due from banks	$543,426	$999,351
Loans to subsidiaries	215,000	115,000
Securities available for sale	62,223	71,922
Premises and equipment	32,568	9,781
Investments in subsidiaries:
Banks	22,210,636	11,614,413
Non-banks	1,366,019	1,221,188

	23,576,655	12,835,601
Other assets	481,826	430,942

	$24,911,698	$14,462,597

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term borrowings	$3,560,145	$3,549,383
Other liabilities	650,099	298,931

Total liabilities	4,210,244	3,848,314
Stockholders’ equity:
Common stock	7,303	4,738
Additional paid-in capital	16,339,726	7,248,855
Undivided profits	4,493,245	3,941,074
Treasury stock	(7,548)	(581,890)
Accumulated other comprehensive (loss) income	(131,272)	1,506

Total stockholders’ equity	20,701,454	10,614,283

	$24,911,698	$14,462,597

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Income

	Years Ended December 31
(In thousands)	2006	2005	2004
INCOME:
Dividends received from subsidiaries	$900,276	$200,000	$495,556
Service fees from subsidiaries	201,354	142,312	106,842
Interest from subsidiaries	42,839	32,699	13,069
Other income	13,253	6,925	7,717

	1,157,722	381,936	623,184

EXPENSES:
Salaries and employee benefits	167,531	67,963	43,051
Interest	192,300	137,694	63,204
Net occupancy expense	13,232	2,349	2,512
Furniture and equipment expense	2,371	824	1,145
Legal and other professional fees	17,852	29,259	15,991
Other expenses	32,689	30,873	25,998

	425,975	268,962	151,901
Income before income taxes and equity in undistributed earnings of subsidiaries	731,747	112,974	471,283
Income tax benefit	(57,060)	(33,106)	(12,374)

Income before equity in undistributed earnings of subsidiaries	788,807	146,080	483,657
Equity in undistributed earnings of subsidiaries:
Banks	429,009	748,966	258,726
Non-banks	135,329	105,498	81,382

	564,338	854,464	340,108

Net Income	$1,353,145	$1,000,544	$823,765

REGIONS FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Cash Flows

	Years Ended December 31
(In thousands)	2006	2005	2004
OPERATING ACTIVITIES:
Net income	$1,353,145	$1,000,544	$823,765
Adjustments to reconcile net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(564,338)	(854,464)	(340,108)
Depreciation and amortization	38,156	22,387	6,882
Increase (decrease) in other liabilities	292,762	26,607	(21,893)
Loss (gain) on sale of premises and equipment	100	(4)	59
(Increase) decrease in other assets	(33,407)	105,729	(186,203)

Net cash provided by operating activities	1,086,418	300,799	282,502
INVESTING ACTIVITIES:
Investment in subsidiaries	(9,682)	(41,249)	673,391
(Advances) principal payments on loans to subsidiaries	(100,000)	55,000	15,000
Net purchase of premises and equipment	(24,786)	(147)	(388)
Maturity of securities held to maturity	–	–	750
Maturity of securities available for sale	87,426	67,329	66,284
Purchase of securities available for sale	(77,985)	(30,199)	–
Sale of securities available for sale	–	–	652

Net cash (used in) provided by investing activities	(125,027)	50,734	755,689
FINANCING ACTIVITIES:
Decrease in commercial paper borrowings	–	–	(5,500)
Cash dividends	(894,805)	(628,610)	(489,817)
Purchase of treasury stock	(490,370)	(552,495)	(187,434)
Proceeds from long-term borrowings	227,575	888,799	339,536
Payments on long-term borrowings	(524,051)	(353,986)	(192,876)
Proceeds from exercise of stock options, net	264,335	165,980	130,929

Net cash used in financing activities	(1,417,316)	(480,312)	(405,162)
(Decrease) increase in cash and cash equivalents	(455,925)	(128,779)	633,029
Cash and cash equivalents at beginning of year	999,351	1,128,130	495,101

Cash and cash equivalents at end of year	$543,426	$999,351	$1,128,130

NOTE 24. SUBSEQUENT EVENTS

On January 19, 2007, Regions and Barclays Bank PLC announced the signing of a definitive agreement for the purchase of Regions’ non-prime mortgage origination affiliate, EquiFirst Corporation, for an estimated purchase price of approximately $225 million (the final purchase price is contingent on the closing book value of assets and liabilities). Completion of the sale is expected in the first half of 2007, subject to the receipt of the required licenses and applicable regulatory approval.